   As filed with the Securities and Exchange Commission on July 3, 2003

                                                      Registration No. 333-_____
                                                                       811-_____


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    Form N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        ( X )

                         Pre-Effective Amendment No. __                    (   )


                         Post-Effective Amendment No. __                   (   )

                                       and

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                                 Amendment No. __                          (   )

                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV
                           (Exact Name of Registrant)

                           NEW YORK LIFE INSURANCE AND
                               ANNUITY CORPORATION
                               (Name of Depositor)

                   51 Madison Avenue, New York, New York 10010
               (Address of Depositor's Principal Executive Office)

                  Depositor's Telephone Number: (212) 576-7000

                             William J. Evers, Esq.

                 New York Life Insurance and Annuity Corporation
                                51 Madison Avenue
                            New York, New York 10010
                     (Name and Address of Agent for Service)

                                    Copy to:

Richard Choi, Esq.                               Sheila K. Davidson, Esq.
Foley & Lardner                                  Senior Vice President
3000 K Street, N.W.                              and General Counsel
Suite 500                                        New York Life Insurance Company
Washington, D.C.  20097-5109                     51 Madison Avenue
                                                 New York, New York  10010


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered

      Units of interest in a separate account under variable annuity contracts. Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant is registering an indefinite amount of the securities being offered pursuant to this Registration Statement, and will file its Notice pursuant to Rule 24f-2 for its fiscal year ending December 31, 1999 on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                       PROSPECTUS DATED SEPTEMBER 1, 2003

                                      FOR

                      LIFESTAGES(R) ELITE VARIABLE ANNUITY
                                      FROM
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            (A DELAWARE CORPORATION)
             51 MADISON AVENUE, ROOM 452, NEW YORK, NEW YORK 10010
                                  INVESTING IN
                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

     This Prospectus describes the individual flexible premium LifeStages(R) Elite Variable Annuity policies issued by New York Life Insurance and Annuity Corporation ("NYLIAC"). We designed these policies to assist individuals with their long-term retirement planning needs. You can use these policies with retirement plans that do or do not qualify for special federal income tax treatment. The policies offer flexible premium payments, access to your money through partial withdrawals (some withdrawals may be subject to a surrender charge and/or tax penalty), a choice of when income payments will commence, and a guaranteed death benefit if the owner or annuitant dies before income payments have commenced.

     The LifeStages(R) Elite Variable Annuity Policy differs from many other variable annuity policies in that the Mortality and Expense Risk and Administrative Costs Charge is calculated as a percentage of your Adjusted Premium Payments under the policy (excluding premiums allocated to the Fixed Account), rather than as a percentage of Separate Account assets. This means that the dollar amount of your Mortality and Expense Risk and Administrative Costs Charge will remain relatively stable regardless of market performance.

     NYLIAC offers an individual single premium version of the LifeStages(R) Elite Variable Annuity in the states of Alabama, Maryland, Massachusetts, New Jersey, Oregon, South Carolina, Utah and Washington. The single premium version is described in Appendix 1 of this Prospectus. The principal differences between the single premium version and flexible premium version of the policies are that under the single premium version:

          1) You can only make one premium payment;

          2) There is a different surrender charge schedule; and

          3) The minimum premium payment is $5,000 for both Qualified and Non-Qualified policies.

     Your premium payments accumulate on a tax-deferred basis. This means your earnings are not taxed until you take the money out of your policy which can be done in several ways. You can split your premium payments among a guaranteed interest option, the Dollar Cost Averaging Advantage Account and the variable Investment Divisions listed below.

-    MainStay VP Bond--Service Class
-    MainStay VP Capital Appreciation--Service Class
-    MainStay VP Cash Management
-    MainStay VP Convertible--Service Class
-    MainStay VP Equity Income--Service Class
-    MainStay VP Government--Service Class
-    MainStay VP Growth Equity--Service Class
-    MainStay VP High Yield Corporate Bond--Service Class
-    MainStay VP Indexed Equity--Service Class
-    MainStay VP International Equity--Service Class
-    MainStay VP Mid Cap Core--Service Class
-    MainStay VP Mid Cap Growth--Service Class
-    MainStay VP Small Cap Growth--Service Class
-    MainStay VP Total Return--Service Class
-    MainStay VP Value--Service Class
-    MainStay VP American Century Income & Growth--Service Class
-    MainStay VP Dreyfus Large Company Value--Service Class
-    MainStay VP Eagle Asset Management Growth Equity--Service
     Class
-    MainStay VP Lord Abbett Developing Growth--Service Class
-    Alger American Small Capitalization--Class S Shares
-    Calvert Social Balanced
-    Dreyfus IP Technology Growth--Service Shares
-    Fidelity(R) VIP Contrafund(R)--Service Class 2
-    Fidelity(R) VIP Equity-Income--Service Class 2
-    Fidelity(R) VIP Mid Cap--Service Class 2
-    Janus Aspen Series Balanced--Service Shares
-    Janus Aspen Series Worldwide Growth--Service Shares
-    MFS(R) Investors Trust Series--Service Class
-    MFS(R) Research Series--Service Class
-    T. Rowe Price Equity Income Portfolio-II
-    Van Eck Worldwide Hard Assets
-    Van Kampen UIF Emerging Markets Equity--Class II

     WE DO NOT GUARANTEE THE INVESTMENT PERFORMANCE OF THESE VARIABLE INVESTMENT DIVISIONS. DEPENDING ON MARKET CONDITIONS, YOU CAN MAKE OR LOSE MONEY IN ANY OF THE INVESTMENT DIVISIONS.

     You should read this Prospectus carefully before investing and keep it for future reference. This Prospectus is not valid unless attached to current prospectuses for the MainStay VP Series Fund, Inc., the Alger American Fund, the Calvert Variable Series, Inc., the Dreyfus Investment Portfolios, the Fidelity Variable Insurance Products Fund (VIP), the Janus Aspen Series, the MFS(R) Variable Insurance Trust(SM), the T. Rowe Price Equity Series, Inc. and the Van Eck Worldwide Insurance Trust (the "Funds," each individually a "Fund"), The Universal Institutional Funds, Inc. Each Investment Division invests in shares of a corresponding Fund portfolio. Please contact us at (800) 598-2019 or your registered representative if you do not have the accompanying book of underlying fund prospectuses.

     To learn more about the policy, you can obtain a copy of the Statement of Additional Information ("SAI"), dated September 1, 2003. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. The table of contents for the SAI appears at the end of this Prospectus. For a free copy of the SAI, call us at (800) 598-2019 or write to us at the address above.

     THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE POLICIES INVOLVE RISKS, INCLUDING POTENTIAL LOSS OF PRINCIPAL INVESTED. THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
DEFINITIONS..............................    3
TABLE OF FEES AND EXPENSES...............    4
QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R)
  ELITE VARIABLE ANNUITY.................   15
HOW DO I CONTACT NYLIAC?.................   19
FINANCIAL STATEMENTS.....................   19
NEW YORK LIFE INSURANCE AND ANNUITY
  CORPORATION AND THE SEPARATE ACCOUNT...   20
  New York Life Insurance and Annuity
    Corporation..........................   20
  The Separate Account...................   20
  The Portfolios.........................   20
  Additions, Deletions or Substitutions
    of Investments.......................   22
  Reinvestment...........................   22
THE POLICIES.............................   22
  Selecting the Variable Annuity That's
    Right for You........................   22
  Qualified and Non-Qualified Policies...   25
  Policy Application and Premium
    Payments.............................   25
  Payments Returned for Insufficient
    Funds................................   26
  Your Right to Cancel ("Free Look").....   26
  Issue Ages.............................   26
  Transfers..............................   26
    (a) Limits on Transfers..............   27
  Virtual Service Center and Interactive
    Voice Response System................   27
  Dollar Cost Averaging (DCA) Programs...   28
    (a) Traditional Dollar  Cost
        Averaging........................   29
    (b) The DCA Advantage Account........   30
  Automatic Asset Reallocation...........   30
  Interest Sweep.........................   31
  Accumulation Period....................   31
    (a) Crediting of Premium  Payments...   31
    (b) Valuation of Accumulation
         Units...........................   31
  Riders.................................   31
    (a) Living Needs Benefit Rider.......   32
    (b) Unemployment Benefit  Rider......   32
    (c) Investment Protection Plan Rider
        (optional).......................   32
    (d) Enhanced Beneficiary Benefit
        Rider (optional).................   33
    (e) Enhanced Spousal Continuance
        Rider (optional).................   35
    (f) UPromise Account Rider
        (optional).......................   35
    (g) Annual Death Benefit Reset Rider
        (optional).......................   36
  Policy Owner Inquiries.................   37
  Records and Reports....................   37
CHARGES AND DEDUCTIONS...................   37
  Surrender Charges......................   37
  Amount of Surrender Charge.............   38

                                           PAGE
                                           ----
  Exceptions to Surrender Charges........   38
  Mortality and Expense Risk and
    Administrative Costs Charge..........   38
OTHER CHARGES............................   41
    (a) Policy Service Charge............   41
    (b) Fund Charges.....................   41
    (c) Investment Protection Plan Rider
        Charge (optional)................   41
    (d) Rider Risk Charge Adjustment
        (optional).......................   42
    (e) Enhanced Beneficiary Benefit
        Rider Charge (optional)..........   42
    (f) Annual Death Benefit Reset Rider
        Charge (optional)................   42
    (g) Transfer Fees....................   42
  Group and Sponsored Arrangements.......   43
  Taxes..................................   43
DISTRIBUTIONS UNDER THE POLICY...........   43
  Surrenders and Withdrawals.............   43
    (a) Surrenders.......................   44
    (b) Partial Withdrawals..............   44
    (c) Periodic Partial Withdrawals.....   44
    (d) Hardship Withdrawals.............   44
  Required Minimum Distribution
     Option..............................   45
  Our Right to Cancel....................   45
  Annuity Commencement Date..............   45
  Death Before Annuity Commencement......   45
  Income Payments........................   46
    (a) Election of Income Payment
         Options.........................   46
    (b) Proof of Survivorship............   46
  Delay of Payments......................   47
  Designation of Beneficiary.............   47
  Restrictions Under Internal Revenue
    Code Section 403(b)(11)..............   47
THE FIXED ACCOUNT........................   47
  (a) Interest Crediting.................   46
  (b) Transfers to the Investment
    Divisions............................   48
THE DCA ADVANTAGE ACCOUNT................   48
FEDERAL TAX MATTERS......................   48
  Introduction...........................   48
  Taxation of Annuities in General.......   49
  Qualified Plans........................   50
    (a) Section 403(b) Plans.............   50
    (b) Individual Retirement
         Annuities.......................   50
    (c) Roth Individual Retirement
         Annuities.......................   50
    (d) Inherited IRAs...................   50
DISTRIBUTOR OF THE POLICIES..............   51
VOTING RIGHTS............................   51
TABLE OF CONTENTS FOR THE STATEMENT OF
  ADDITIONAL INFORMATION.................   52
APPENDIX 1...............................  A-1

THIS PROSPECTUS IS NOT CONSIDERED AN OFFERING IN ANY STATE WHERE THE SALE OF THIS POLICY CANNOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING OTHER THAN AS DESCRIBED IN THIS PROSPECTUS OR IN ANY ATTACHED SUPPLEMENT TO THIS PROSPECTUS OR IN ANY AUTHORIZED SUPPLEMENTAL SALES MATERIAL.

                                  DEFINITIONS

ACCUMULATION UNIT--An accounting unit we use to calculate the variable Accumulation Value prior to the Annuity Commencement Date. Each Investment Division of the Separate Account has a distinct variable Accumulation Unit value.

ACCUMULATION VALUE--The sum of the Variable Accumulation Value, Fixed Accumulation Value and the DCA Accumulation Value of a policy.

ADJUSTED PREMIUM PAYMENT--The total dollar amount of premium payments made under the policy and initially allocated to the Investment Divisions and DCA Advantage Account reduced by any withdrawals and applicable surrender charges in excess of any gain in the Policy.

ALLOCATION ALTERNATIVES--The Investment Divisions of the Separate Account and the Fixed Account.

ANNUITANT--The person whose life determines the Income Payments, and upon whose death prior to the Annuity Commencement Date, benefits under the policy may be paid.

ANNUITY COMMENCEMENT DATE--The date on which we are to make the first Income Payment under the policy.

BENEFICIARY--The person or entity having the right to receive the death benefit set forth in the policy and who is the "designated beneficiary" for purposes of
Section 72 of the Internal Revenue Code in the event of the Annuitant's or the policy owner's death.

BUSINESS DAY--Generally, any day on which the New York Stock Exchange ("NYSE") is open for trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the NYSE, if earlier.

DOLLAR COST AVERAGING ("DCA") ADVANTAGE ACCOUNT--The 6-month period account from which you are permitted to transfer amounts to the Investment Divisions proportionally on a monthly basis.

DCA ACCUMULATION VALUE--The sum of premium payments allocated to the DCA Advantage Account, plus interest credited on those premium payments, less any transfers and partial withdrawals from the DCA Advantage Account, and less any surrender charges and an annual policy service charge that may already have been assessed. The DCA Accumulation Value is supported by assets in NYLIAC's general account. These assets are subject to the claims of our general creditors.

ELIGIBLE PORTFOLIOS ("PORTFOLIOS")--The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

FIXED ACCOUNT--An account that is credited with a fixed interest rate which NYLIAC declares and is not part of the Separate Account. The Accumulation Value of the Fixed Account is supported by assets in NYLIAC's general account, which are subject to the claims of our general creditors.

FIXED ACCUMULATION VALUE--The sum of all premium payments allocated to the Fixed Account plus interest credited on those premium payments, less any transfer or partial withdrawals from the Fixed Account, and less any surrender charges, rider charges and policy service charges deducted from the Fixed Account.

FUND--A diversified, open-end management investment company.

INCOME PAYMENTS--Periodic payments NYLIAC makes after the Annuity Commencement Date.

INVESTMENT DIVISION--The variable investment options available with the policy. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

INVESTMENT DIVISIONS--The Investment Divisions of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

NON-QUALIFIED POLICIES--Policies that are not available for use in connection with employee retirement plans that qualify for special federal income tax treatment.

PAYMENT YEAR(S)--With respect to any premium payment, the year(s) beginning on the date such premium payment is made to the policy.

POLICY ANNIVERSARY--An anniversary of the Policy Date shown on the Policy Data Page.

POLICY DATA PAGE--Page 2 of the policy which contains the policy specifications.

POLICY DATE--The date from which we measure Policy Years, quarters, months and Policy Anniversaries. It is shown on the Policy Data Page.

POLICY YEAR--A year starting on the Policy Date. Subsequent Policy Years begin on each Policy Anniversary, unless otherwise indicated.

QUALIFIED POLICIES--Policies issued under employee retirement plans that qualify for special federal income tax treatment.

SEPARATE ACCOUNT--NYLIAC Variable Annuity Separate Account-IV, a segregated asset account we established to receive and invest premium payments paid under the policies. The Separate Account's Investment Divisions, in turn, purchase shares of Eligible Portfolios.

VARIABLE ACCUMULATION VALUE--The sum of the products of the current Accumulation Unit value(s) for each of the Investment Divisions multiplied by the number of Accumulation Units held in the respective Investment Division.

                           TABLE OF FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Accumulation Value between investment options. State premium taxes may also be deducted.

                        POLICYOWNER TRANSACTION EXPENSES

 -----------------------------------------------------------------------------------------------------------------
 CHARGE                                                    AMOUNT DEDUCTED
 -----------------------------------------------------------------------------------------------------------------
 Surrender Charge                                          Current and Guaranteed Maximum: 8% of the amount
 (as a % of amount withdrawn)                              withdrawn(1)
 -----------------------------------------------------------------------------------------------------------------
 Transfer Fee                                              Current: No charge
                                                           Guaranteed Maximum: $30 per transfer for each transfer
                                                           over 12 in a Policy Year
 -----------------------------------------------------------------------------------------------------------------

(1) In Payment Years 4 and beyond, the percentage applied to calculate the maximum surrender charge is reduced as follows: 7% during Payment Year 4; 6%
 during Payment Year 5; 5% during Payment Year 6; 4% during Payment Year 7; 3% during Payment Year 8; and 0% thereafter.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

                PERIODIC CHARGES OTHER THAN FUND COMPANY CHARGES

 -----------------------------------------------------------------------------------------------------------------
                         CHARGE                            AMOUNT DEDUCTED
 -----------------------------------------------------------------------------------------------------------------
 Annual Policy Service Charge                              $30 per policy for policies with less than $100,000
                                                           Accumulation Value
 -----------------------------------------------------------------------------------------------------------------
 Mortality and Expense Risk and Administrative Costs       Current and Guaranteed Maximum: 1.70% (annualized) of
 Charge                                                    the Adjusted Premium Payments allocated to the
                                                           Investment Divisions and the DCA Advantage Account,
                                                           deducted on a quarterly basis. A pro-rata portion of
                                                           the charge deducted will be on the date the policy is
                                                           surrendered and upon payment of death benefit proceeds.
 -----------------------------------------------------------------------------------------------------------------
 Optional Riders
   - Investment Protection Plan Rider Charge               Current: 0.45% (annualized) of the amount that is
                                                           guaranteed, under this rider, deducted on a quarterly
                                                           basis.
                                                           Guaranteed Maximum: 1.00% (annualized) of the amount
                                                           that is guaranteed, under this rider, deducted on a
                                                           quarterly basis.
 -----------------------------------------------------------------------------------------------------------------
   - Rider Risk Adjustment Charge                          Current: Contact your Registered Representative.(1)
    (Charge for cancellation of the Investment
   Protection Plan Rider.)                                 Guaranteed Maximum: 2.00% (annualized) of the amount
                                                           that is guaranteed.
 -----------------------------------------------------------------------------------------------------------------
   - Enhanced Beneficiary Benefit Rider Charge             Current: 0.30% (annualized) of the policy's
                                                           Accumulation Value, deducted on a quarterly basis.
                                                           Guaranteed Maximum: 1.00% (annualized) of the policy's
                                                           Accumulation Value, deducted on a quarterly basis.
 -----------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------
 CHARGE                                                    AMOUNT DEDUCTED
 -----------------------------------------------------------------------------------------------------------------
   - Annual Death Benefit Reset Rider Charge               Current: If oldest Owner or Annuitant is age 65 or
                                                           younger 0.30% (annualized) of the Reset Value as of the
                                                           last policy Anniversary (or as of the Policy Date if
                                                           within the first Policy Year), deducted quarterly.



                                                           If Oldest Owner or Annuitant is age 66 to 75 inclusive
                                                           0.35% (annualized) of the Reset Value as of the last
                                                           Policy Anniversary (or as of the Policy Date if within
                                                           the first Policy Year) deducted quarterly.



                                                           Guaranteed Maximum: 1.00% of the Reset Value as of the
                                                           last Policy Anniversary (or as of the Policy Date if
                                                           within the first Policy Year) deducted quarterly.

(1) Contact your Registered Representative to determine the percentage we are currently charging before you select this feature.

The next table shows the minimum and maximum total operating expenses deducted from Fund portfolio assets (before any fee waiver or expense reimbursement) during the year ended December 31, 2002. The expenses are expressed as a percentage of average net assets of the Fund portfolio and may be higher or lower in the future. More detail concerning each underlying Fund portfolio fees and expenses is contained in the prospectus for each Fund.

                      TOTAL ANNUAL FUND OPERATING EXPENSES

                                                                -----------------------------------
                                                                    MINIMUM            MAXIMUM
  -------------------------------------------------------------------------------------------------
  Expenses that are deducted from the Fund portfolio's assets,       0.55%              2.28%
    including management fees, distribution fees, 12b-1 fees,
    administration and other expenses
  -------------------------------------------------------------------------------------------------

The next table shows the Total Fund Annual Expenses for each portfolio. These are the total gross expenses that are deducted from the portfolio assets, including management fees, 12b-1 fees, administration fees, and other expenses.

                                                                   TOTAL FUND ANNUAL
INVESTMENT DIVISIONS                                                  EXPENSES(A)
--------------------                                           --------------------------
MainStay VP Bond--Service Class.............................              0.77%
MainStay VP Capital Appreciation--Service Class.............              0.89%
MainStay VP Cash Management.................................              0.55%
MainStay VP Convertible--Service Class......................              0.92%
MainStay VP Equity Income--Service Class....................              1.17%(b)
MainStay VP Government--Service Class.......................              0.84%
MainStay VP Growth Equity--Service Class....................              0.76%
MainStay VP High Yield Corporate Bond--Service Class........              0.85%
MainStay VP Indexed Equity--Service Class...................              0.63%
MainStay VP International Equity--Service Class.............              1.36%
MainStay VP Mid Cap Core--Service Class.....................              1.59%(b)
MainStay VP Mid Cap Growth--Service Class...................              1.35%(b)
MainStay VP Small Cap Growth--Service Class.................              1.54%(b)
MainStay VP Total Return--Service Class.....................              0.86%
MainStay VP Value--Service Class............................              0.90%
MainStay VP American Century Income & Growth--Service
  Class.....................................................              1.17%
MainStay VP Dreyfus Large Company Value--Service Class......              1.23%
MainStay VP Eagle Asset Management Growth Equity--Service
  Class.....................................................              1.06%
MainStay VP Lord Abbett Developing Growth--Service Class....              1.35%
Alger American Small Capitalization--Class S Shares.........              1.20%(c)
Calvert Social Balanced.....................................              0.91%(d)
Dreyfus IP Technology Growth--Service Shares................              1.12%
Fidelity(R) VIP Contrafund(R)--Service Class 2..............              0.93%(e)
Fidelity(R) VIP Equity Income(R)--Service Class 2...........              0.83%(e)
Fidelity(R) VIP Mid Cap--Service Class 2....................              0.95%(e)
Janus Aspen Series Balanced--Service Shares.................              0.92%(f)
Janus Aspen Series Worldwide Growth--Service Shares.........              0.95%(f)
MFS(R) Investors Trust Series--Service Class................              1.13%(g)
MFS(R) Research Series--Service Class.......................              1.12%(g)
T. Rowe Price Equity Income Portfolio-II....................              1.10%(h)
Van Eck Worldwide Hard Assets...............................              1.23%
Van Kampen UIF Emerging Markets Equity--Class II............              2.28%(i)

------------
(a) The Fund or its agents provided the fees and charges, which are based on 2002 expenses and may reflect estimated charges. We have not verified the accuracy of the information provided by the agents.

(b) New York Life Investment Management ("NYLIM") has agreed to reduce its fees and reimburse the operating expense of the Portfolio to the extent such expenses would cause "Total Fund Annual Expenses" to exceed the following percentages of average daily net assets: MainStay VP Equity Income 1.14%; MainStay VP Mid Cap Core 1.23%; MainStay VP Mid Cap Growth 1.22%; MainStay VP Small Cap Growth 1.20%. This fee reduction and reimbursement agreement may be terminated by NYLIM at any time. Based on the expense ratios of the Initial Class shares on December 31, 2002, the "Advisory Fees", "Other Expenses", and "Total Fund Annual Expenses", respectively, of the Service Class shares would have been as follows: MainStay VP Equity Income 0.67%, 0.22% and 1.14%; MainStay VP Mid Cap Core 0.49%, 0.49% and 1.23%; MainStay VP Mid Cap Growth 0.62%, 0.35% and 1.22%; MainStay VP Small Cap Growth 0.66%, 0.29% and 1.20%.

(c) Fees shown are for Class S shares. The Alger American Fund offers both Class O and Class S shares. The classes differ only in that Class S shares are subject to distribution and shareholder servicing fees, while Class O shares are not.

(d) Expenses are based on the Portfolio's most recent fiscal year. Total expenses shown include the Subadvisory fees paid by the Advisor (Calvert Asset Management Company, Inc.) and the administrative fee paid by the Portfolio to Calvert Administrative Services Company, an affiliate of the Advisor.

(e) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

(f)  Expenses are based upon expenses for the year ended December 31, 2002.

(g) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees). Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Total Fund Annual Expenses" do not take into account these fee reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Total Fund Annual Expenses" would be lower for certain series and would equal 1.11% for Research Series.

(h) The Portfolio pays an annual management fee of 0.85% that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring and extraordinary items or fees and expenses for the Portfolio's independent directors. The fee is based on fund average daily net assets and is calculated and accrued daily. In addition to the management fee, there is a 12b-1 distribution fee of 0.25%.

(i) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. As Class II was not operational during 2002, the above fees are estimated based on Class I ratios for the year ended December 31, 2002. The management fee is reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolio's adviser to the extent total annual operating expenses exceed 1.80%. The adviser may terminate these voluntary waivers at any time at its sole discretion. Additionally, the distributor has also agreed to waive 0.30% of the distribution fee. The distributor may terminate this waiver at any time at its sole discretion. After such reductions, the "Total Fund Annual Expenses" would have been 1.86%. Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the adviser excludes from total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. Included in the expenses of the Emerging Markets Equity Portfolio--Class II would have been 0.06% of such investment related expense.

EXAMPLES

     The table below will help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects the charges and expenses of the policy including the annual policy service charge. The annual policy service charge does not apply to policies with an Accumulation Value of $100,000 or greater. Therefore, if your policy's Accumulation Value exceeds that amount, the expenses would be slightly lower. For more information on the charges reflected in this table, see "CHARGES AND DEDUCTIONS" and the Fund prospectuses that accompany this Prospectus. NYLIAC may, where premium taxes are imposed by state law, deduct the premium taxes upon surrender of the policy or the Annuity Commencement Date.

     You would pay the following expenses on a $10,000 premium payment in one of the Investment Divisions listed, assuming a 5% annual return on assets:

                                                EXPENSES IF YOU                               EXPENSES IF YOU
                                                  ANNUITIZED                                    SURRENDERED
                                                  YOUR POLICY                                   YOUR POLICY
---------------------------------------------------------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR      1 YR       3 YR        5 YR        10 YR
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP BOND--SERVICE CLASS
without and Riders..............  $442.88   $  794.57   $1,357.41   $2,817.08   $442.88   $  988.19   $1,509.87   $2,817.08
with IPP Rider..................  $487.23   $  929.23   $1,580.12   $3,324.80   $487.23   $1,120.25   $1,729.18   $3,324.80
with EBB Rider..................  $472.47   $  884.53   $1,506.45   $3,182.30   $472.47   $1,076.42   $1,656.63   $3,182.30
with ADBR Rider.................  $477.39   $  899.46   $1,531.05   $3,230.04   $477.39   $1,091.06   $1,680.86   $3,230.04
with IPP & EBB Riders...........  $516.82   $1,019.20   $1,729.15   $3,616.76   $516.82   $1,208.49   $1,875.93   $3,616.76
with IPP & ADBR Riders..........  $521.74   $1,034.10   $1,753.76   $3,664.51   $521.74   $1,223.10   $1,900.17   $3,664.51
with EBB & ADBR Riders..........  $506.97   $  989.41   $1,680.07   $3,522.01   $506.97   $1,179.27   $1,827.61   $3,522.01
with All Riders.................  $551.33   $1,124.06   $1,902.77   $3,956.45   $551.33   $1,311.32   $2,046.91   $3,956.45
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP CAPITAL APPRECIATION--SERVICE CLASS
without any Riders..............  $454.70   $  830.61   $1,417.27   $2,932.40   $454.70   $1,023.54   $1,568.81   $2,932.40
with IPP Rider..................  $499.01   $  964.80   $1,638.60   $3,437.01   $499.01   $1,155.14   $1,786.76   $3,437.01
with EBB Rider..................  $484.26   $  920.25   $1,565.37   $3,296.35   $484.26   $1,111.45   $1,714.65   $3,296.35
with ADBR Rider.................  $489.18   $  935.13   $1,589.83   $3,343.47   $489.18   $1,126.04   $1,738.74   $3,343.47
with IPP & EBB Riders...........  $528.56   $1,054.45   $1,786.71   $3,725.19   $528.56   $1,243.05   $1,932.61   $3,725.19
with IPP & ADBR Riders..........  $533.48   $1,069.31   $1,811.18   $3,772.31   $533.48   $1,257.63   $1,956.71   $3,772.31
with EBB & ADBR Riders..........  $518.73   $1,024.75   $1,737.93   $3,631.65   $518.73   $1,213.93   $1,884.58   $3,631.65
with All Riders.................  $563.03   $1,158.91   $1,959.23   $4,060.42   $563.03   $1,345.50   $2,102.50   $4,060.42
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP CASH MANAGEMENT
without any Riders..............  $421.14   $  728.12   $1,246.73   $2,601.84   $421.14   $  923.02   $1,400.87   $2,601.84
with IPP Rider..................  $465.58   $  863.68   $1,471.99   $3,115.27   $465.58   $1,055.97   $1,622.70   $3,115.27
with EBB Rider..................  $450.79   $  818.71   $1,397.49   $2,969.33   $450.79   $1,011.86   $1,549.33   $2,969.33
with ADBR Rider.................  $455.73   $  833.73   $1,422.40   $3,018.24   $455.73   $1,026.59   $1,573.86   $3,018.24
with IPP & EBB Riders...........  $495.24   $  954.25   $1,622.74   $3,414.34   $495.24   $1,144.80   $1,771.15   $3,414.34
with IPP & ADBR Riders..........  $500.17   $  969.28   $1,647.67   $3,463.30   $500.17   $1,159.54   $1,795.70   $3,463.30
with EBB & ADBR Riders..........  $485.38   $  924.30   $1,573.13   $3,317.32   $485.38   $1,115.42   $1,722.29   $3,317.32
with All Riders.................  $529.82   $1,059.86   $1,798.39   $3,762.37   $529.82   $1,248.36   $1,944.12   $3,762.37
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU
                                               DO NOT SURRENDER
                                                  YOUR POLICY
--------------------------------  -------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
--------------------------------  -------------------------------------------
MAINSTAY VP BOND--SERVICE CLASS
without and Riders..............  $258.45   $  794.57   $1,357.41   $2,817.08
with IPP Rider..................  $303.62   $  929.23   $1,580.12   $3,324.80
with EBB Rider..................  $288.59   $  884.53   $1,506.45   $3,182.30
with ADBR Rider.................  $293.60   $  899.46   $1,531.05   $3,230.04
with IPP & EBB Riders...........  $333.77   $1,019.20   $1,729.15   $3,616.76
with IPP & ADBR Riders..........  $338.78   $1,034.10   $1,753.76   $3,664.51
with EBB & ADBR Riders..........  $323.74   $  989.41   $1,680.07   $3,522.01
with All Riders.................  $368.92   $1,124.06   $1,902.77   $3,956.45
---------------------------------------------------------------------------------------
MAINSTAY VP CAPITAL APPRECIATION
without any Riders..............  $270.49   $  830.61   $1,417.27   $2,932.40
with IPP Rider..................  $315.62   $  964.80   $1,638.60   $3,437.01
with EBB Rider..................  $300.60   $  920.25   $1,565.37   $3,296.35
with ADBR Rider.................  $305.61   $  935.13   $1,589.83   $3,343.47
with IPP & EBB Riders...........  $345.73   $1,054.45   $1,786.71   $3,725.19
with IPP & ADBR Riders..........  $350.74   $1,069.31   $1,811.18   $3,772.31
with EBB & ADBR Riders..........  $335.72   $1,024.75   $1,737.93   $3,631.65
with All Riders.................  $380.84   $1,158.91   $1,959.23   $4,060.42
--------------------------------------------------------------------------------------------------
MAINSTAY VP CASH MANAGEMENT
without any Riders..............  $236.31   $  728.12   $1,246.73   $2,601.84
with IPP Rider..................  $281.58   $  863.68   $1,471.99   $3,115.27
with EBB Rider..................  $266.51   $  818.71   $1,397.49   $2,969.33
with ADBR Rider.................  $271.54   $  833.73   $1,422.40   $3,018.24
with IPP & EBB Riders...........  $311.78   $  954.25   $1,622.74   $3,414.34
with IPP & ADBR Riders..........  $316.81   $  969.28   $1,647.67   $3,463.30
with EBB & ADBR Riders..........  $301.75   $  924.30   $1,573.13   $3,317.32
with All Riders.................  $347.02   $1,059.86   $1,798.39   $3,762.37
-------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU                               EXPENSES IF YOU
                                                  ANNUITIZED                                    SURRENDERED
                                                  YOUR POLICY                                   YOUR POLICY
---------------------------------------------------------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR      1 YR       3 YR        5 YR        10 YR
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP CONVERTIBLE--SERVICE CLASS
without any Riders..............  $457.68   $  839.65   $1,432.20   $2,961.04   $457.68   $1,032.40   $1,583.52   $2,961.04
with IPP Rider..................  $501.96   $  973.68   $1,653.15   $3,464.80   $501.96   $1,163.85   $1,801.09   $3,464.80
with EBB Rider..................  $487.23   $  929.19   $1,580.05   $3,324.66   $487.23   $1,120.21   $1,729.11   $3,324.66
with ADBR Rider.................  $492.13   $  944.04   $1,604.48   $3,371.62   $492.13   $1,134.78   $1,753.16   $3,371.62
with IPP & EBB Rider............  $531.50   $1,063.24   $1,801.03   $3,752.03   $531.50   $1,251.68   $1,946.72   $3,752.03
with IPP & ADBR Rider...........  $536.42   $1,078.09   $1,825.45   $3,799.01   $536.42   $1,266.24   $1,970.77   $3,799.01
with EBB & ADBR Rider...........  $521.68   $1,033.59   $1,752.34   $3,658.83   $521.68   $1,222.60   $1,898.77   $3,658.83
with All Riders.................  $565.95   $1,167.61   $1,973.29   $4,086.18   $565.95   $1,354.04   $2,116.36   $4,086.18
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP EQUITY INCOME--SERVICE CLASS
without any Riders..............  $482.31   $  914.34   $1,555.60   $3,195.98   $482.31   $1,105.65   $1,705.03   $3,195.98
with IPP Rider..................  $526.47   $1,047.33   $1,773.68   $3,693.26   $526.47   $1,236.07   $1,919.78   $3,693.26
with EBB Rider..................  $511.77   $1,003.19   $1,701.53   $3,556.90   $511.77   $1,192.79   $1,848.74   $3,556.90
with ADBR Rider.................  $516.67   $1,017.91   $1,725.61   $3,602.58   $516.67   $1,207.23   $1,872.45   $3,602.58
with IPP & EBB Rider............  $555.94   $1,136.19   $1,919.61   $3,972.69   $555.94   $1,323.21   $2,063.49   $3,972.69
with IPP & ADBR Rider...........  $560.85   $1,150.94   $1,943.72   $4,018.38   $560.85   $1,337.68   $2,087.23   $4,018.38
with EBB & ADBR Rider...........  $546.14   $1,106.78   $1,871.56   $3,882.01   $546.14   $1,294.38   $2,016.18   $3,882.01
with All Riders.................  $590.31   $1,239.80   $2,089.66   $4,297.80   $590.31   $1,424.83   $2,230.95   $4,297.80
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP GOVERNMENT--SERVICE CLASS
without any Riders..............  $449.79   $  815.62   $1,392.36   $2,884.51   $449.79   $1,008.84   $1,544.28   $2,884.51
with IPP Rider..................  $494.11   $  949.99   $1,614.26   $3,390.40   $494.11   $1,140.62   $1,762.80   $3,390.40
with EBB Rider..................  $479.35   $  905.39   $1,540.85   $3,249.00   $479.35   $1,096.87   $1,690.51   $3,249.00
with ADBR Rider.................  $484.27   $  920.29   $1,565.38   $3,296.39   $484.27   $1,111.48   $1,714.67   $3,296.39
with IPP & EBB Riders...........  $523.66   $1,039.75   $1,762.73   $3,680.14   $523.66   $1,228.65   $1,909.01   $3,680.14
with IPP & ADBR Riders..........  $528.60   $1,054.65   $1,787.27   $3,727.54   $528.60   $1,243.25   $1,933.17   $3,727.54
with EBB & ADBR Riders..........  $513.84   $1,010.07   $1,713.87   $3,586.14   $513.84   $1,199.53   $1,860.89   $3,586.14
with All Riders.................  $558.16   $1,144.42   $1,935.76   $4,017.27   $558.16   $1,331.29   $2,079.40   $4,017.27
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP GROWTH EQUITY--SERVICE CLASS
without any Riders..............  $441.88   $  791.54   $1,352.39   $2,807.38   $441.88   $  985.22   $1,504.92   $2,807.38
with IPP Rider..................  $486.24   $  926.25   $1,575.21   $3,315.36   $486.24   $1,117.33   $1,724.35   $3,315.36
with EBB Rider..................  $471.48   $  881.54   $1,501.49   $3,172.71   $471.48   $1,073.49   $1,651.75   $3,172.71
with ADBR Rider.................  $476.39   $  896.47   $1,526.13   $3,220.52   $476.39   $1,088.13   $1,676.02   $3,220.52
with IPP & EBB Riders...........  $515.83   $1,016.24   $1,724.32   $3,607.66   $515.83   $1,205.59   $1,871.18   $3,607.66
with IPP & ADBR Riders..........  $520.75   $1,031.17   $1,748.97   $3,655.47   $520.75   $1,220.22   $1,895.46   $3,655.47
with EBB & ADBR Riders..........  $505.98   $  986.44   $1,675.22   $3,512.79   $505.98   $1,176.36   $1,822.83   $3,512.79
with All Riders.................  $550.34   $1,121.18   $1,898.08   $3,947.76   $550.34   $1,308.50   $2,042.30   $3,947.76
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP HIGH YIELD CORPORATE BOND--SERVICE CLASS
without any Riders..............  $450.78   $  818.62   $1,397.35   $2,894.11   $450.78   $1,011.77   $1,549.19   $2,894.11
with IPP Rider..................  $495.08   $  952.94   $1,619.12   $3,399.73   $495.08   $1,143.50   $1,767.58   $3,399.73
with EBB Rider..................  $480.33   $  908.36   $1,545.74   $3,258.48   $480.33   $1,099.79   $1,695.32   $3,258.48
with ADBR Rider.................  $485.25   $  923.25   $1,570.28   $3,305.85   $485.25   $1,114.39   $1,719.49   $3,305.85
with IPP & EBB Riders...........  $524.65   $1,042.69   $1,767.55   $3,689.18   $524.65   $1,231.53   $1,913.75   $3,689.18
with IPP & ADBR Riders..........  $529.58   $1,057.60   $1,792.07   $3,736.51   $529.58   $1,246.14   $1,937.89   $3,736.51
with EBB & ADBR Riders..........  $514.82   $1,013.00   $1,718.69   $3,595.27   $514.82   $1,202.41   $1,865.64   $3,595.27
with All Riders.................  $559.13   $1,147.32   $1,940.46   $4,025.95   $559.13   $1,334.14   $2,084.03   $4,025.95
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU
                                               DO NOT SURRENDER
                                                  YOUR POLICY
--------------------------------  -------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
--------------------------------  -------------------------------------------
MAINSTAY VP CONVERTIBLE--SERVICE
without any Riders..............  $273.53   $  839.65   $1,432.20   $2,961.04
with IPP Rider..................  $318.63   $  973.68   $1,653.15   $3,464.80
with EBB Rider..................  $303.62   $  929.19   $1,580.05   $3,324.66
with ADBR Rider.................  $308.62   $  944.04   $1,604.48   $3,371.62
with IPP & EBB Rider............  $348.73   $1,063.24   $1,801.03   $3,752.03
with IPP & ADBR Rider...........  $353.74   $1,078.09   $1,825.45   $3,799.01
with EBB & ADBR Rider...........  $338.72   $1,033.59   $1,752.34   $3,658.83
with All Riders.................  $383.82   $1,167.61   $1,973.29   $4,086.18
---------------------------------------------------------------------------------------
MAINSTAY VP EQUITY INCOME--SERVI
without any Riders..............  $298.62   $  914.34   $1,555.60   $3,195.98
with IPP Rider..................  $343.60   $1,047.33   $1,773.68   $3,693.26
with EBB Rider..................  $328.62   $1,003.19   $1,701.53   $3,556.90
with ADBR Rider.................  $333.62   $1,017.91   $1,725.61   $3,602.58
with IPP & EBB Rider............  $373.62   $1,136.19   $1,919.61   $3,972.69
with IPP & ADBR Rider...........  $378.62   $1,150.94   $1,943.72   $4,018.38
with EBB & ADBR Rider...........  $363.64   $1,106.78   $1,871.56   $3,882.01
with All Riders.................  $408.64   $1,239.80   $2,089.66   $4,297.80
--------------------------------------------------------------------------------------------------
MAINSTAY VP GOVERNMENT--SERVICE
without any Riders..............  $265.49   $  815.62   $1,392.36   $2,884.51
with IPP Rider..................  $310.63   $  949.99   $1,614.26   $3,390.40
with EBB Rider..................  $295.60   $  905.39   $1,540.85   $3,249.00
with ADBR Rider.................  $300.61   $  920.29   $1,565.38   $3,296.39
with IPP & EBB Riders...........  $340.74   $1,039.75   $1,762.73   $3,680.14
with IPP & ADBR Riders..........  $345.77   $1,054.65   $1,787.27   $3,727.54
with EBB & ADBR Riders..........  $330.73   $1,010.07   $1,713.87   $3,586.14
with All Riders.................  $375.88   $1,144.42   $1,935.76   $4,017.27
-------------------------------------------------------------------------------------------------------------
MAINSTAY VP GROWTH EQUITY--SERVI
without any Riders..............  $257.43   $  791.54   $1,352.39   $2,807.38
with IPP Rider..................  $302.62   $  926.25   $1,575.21   $3,315.36
with EBB Rider..................  $287.58   $  881.54   $1,501.49   $3,172.71
with ADBR Rider.................  $292.59   $  896.47   $1,526.13   $3,220.52
with IPP & EBB Riders...........  $332.76   $1,016.24   $1,724.32   $3,607.66
with IPP & ADBR Riders..........  $337.78   $1,031.17   $1,748.97   $3,655.47
with EBB & ADBR Riders..........  $322.73   $  986.44   $1,675.22   $3,512.79
with All Riders.................  $367.92   $1,121.18   $1,898.08   $3,947.76
------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP HIGH YIELD CORPORATE
without any Riders..............  $266.49   $  818.62   $1,397.35   $2,894.11
with IPP Rider..................  $311.63   $  952.94   $1,619.12   $3,399.73
with EBB Rider..................  $296.60   $  908.36   $1,545.74   $3,258.48
with ADBR Rider.................  $301.61   $  923.25   $1,570.28   $3,305.85
with IPP & EBB Riders...........  $341.75   $1,042.69   $1,767.55   $3,689.18
with IPP & ADBR Riders..........  $346.77   $1,057.60   $1,792.07   $3,736.51
with EBB & ADBR Riders..........  $331.73   $1,013.00   $1,718.69   $3,595.27
with All Riders.................  $376.87   $1,147.32   $1,940.46   $4,025.95
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU                               EXPENSES IF YOU
                                                  ANNUITIZED                                    SURRENDERED
                                                  YOUR POLICY                                   YOUR POLICY
---------------------------------------------------------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR      1 YR       3 YR        5 YR        10 YR
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP INDEXED EQUITY--SERVICE CLASS
without any Riders..............  $429.04   $  752.34   $1,287.12   $2,680.66   $429.04   $  946.78   $1,440.65   $2,680.66
with IPP Rider..................  $473.46   $  887.58   $1,511.47   $3,192.04   $473.46   $1,079.40   $1,661.57   $3,192.04
with EBB Rider..................  $458.67   $  842.68   $1,437.22   $3,047.33   $458.67   $1,035.38   $1,588.46   $3,047.33
with ADBR Rider.................  $463.60   $  857.67   $1,462.05   $3,095.84   $463.60   $1,050.08   $1,612.90   $3,095.84
with IPP & EBB Riders...........  $503.09   $  977.93   $1,661.58   $3,488.53   $503.09   $1,168.01   $1,809.40   $3,488.53
with IPP & ADBR Riders..........  $508.02   $  992.90   $1,686.38   $3,537.02   $508.02   $1,182.69   $1,833.82   $3,537.02
with EBB & ADBR Riders..........  $493.23   $  948.02   $1,612.15   $3,392.35   $493.23   $1,138.68   $1,760.73   $3,392.35
with All Riders.................  $537.65   $1,083.25   $1,836.49   $3,833.50   $537.65   $1,271.30   $1,981.64   $3,833.50
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP INTERNATIONAL EQUITY--SERVICE CLASS
without any Riders..............  $500.98   $  970.73   $1,648.32   $3,370.49   $500.98   $1,160.95   $1,796.34   $3,370.49
with IPP Rider..................  $545.09   $1,102.98   $1,864.29   $3,862.84   $545.09   $1,290.65   $2,009.02   $3,862.84
with EBB Rider..................  $530.39   $1,059.07   $1,792.81   $3,729.24   $530.39   $1,247.59   $1,938.63   $3,729.24
with ADBR Rider.................  $535.29   $1,073.72   $1,816.69   $3,774.01   $535.29   $1,261.95   $1,962.14   $3,774.01
with IPP & EBB Riders...........  $574.49   $1,191.31   $2,008.77   $4,136.42   $574.49   $1,377.28   $2,151.29   $4,136.42
with IPP & ADBR Riders..........  $579.38   $1,205.96   $2,032.63   $4,181.18   $579.38   $1,391.64   $2,174.79   $4,181.18
with EBB & ADBR Riders..........  $564.71   $1,162.07   $1,961.19   $4,047.64   $564.71   $1,348.60   $2,104.44   $4,047.64
with All Riders.................  $608.80   $1,294.31   $2,177.14   $4,454.84   $608.80   $1,478.29   $2,317.09   $4,454.84
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP MID CAP CORE--SERVICE CLASS
without any Riders..............  $523.56   $1,038.61   $1,759.44   $3,577.13   $523.56   $1,227.53   $1,905.76   $3,577.13
with IPP Rider..................  $567.55   $1,169.91   $1,972.80   $4,063.46   $567.55   $1,356.28   $2,115.87   $4,063.46
with EBB Rider..................  $552.91   $1,126.33   $1,902.20   $3,933.24   $552.91   $1,313.55   $2,046.34   $3,933.24
with ADBR Rider.................  $557.80   $1,140.87   $1,925.79   $3,976.91   $557.80   $1,327.81   $2,069.57   $3,976.91
with IPP & EBB Riders...........  $596.89   $1,257.65   $2,115.58   $4,330.27   $596.89   $1,442.33   $2,256.46   $4,330.27
with IPP & ADBR Riders..........  $601.78   $1,272.17   $2,139.15   $4,373.87   $601.78   $1,456.57   $2,279.67   $4,373.87
with EBB & ADBR Riders..........  $587.12   $1,228.58   $2,068.55   $4,243.66   $587.12   $1,413.82   $2,210.16   $4,243.66
with All Riders.................  $631.12   $1,359.89   $2,281.92   $4,640.67   $631.12   $1,542.60   $2,420.26   $4,640.67
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP MID CAP GROWTH--SERVICE CLASS
without any Riders..............  $500.00   $  967.76   $1,643.45   $3,361.36   $500.00   $1,158.04   $1,791.54   $3,361.36
with IPP Rider..................  $544.11   $1,100.06   $1,859.54   $3,853.98   $544.11   $1,287.79   $2,004.33   $3,853.98
with EBB Rider..................  $529.41   $1,056.13   $1,788.02   $3,720.26   $529.41   $1,244.70   $1,933.91   $3,720.26
with ADBR Rider.................  $534.32   $1,070.80   $1,811.93   $3,765.08   $534.32   $1,259.09   $1,957.45   $3,765.08
with IPP & EBB Riders...........  $573.51   $1,188.43   $2,004.09   $4,127.91   $573.51   $1,374.45   $2,146.68   $4,127.91
with IPP & ADBR Riders..........  $578.41   $1,203.08   $2,027.99   $4,172.72   $578.41   $1,388.82   $2,170.22   $4,172.72
with EBB & ADBR Riders..........  $563.73   $1,159.17   $1,956.50   $4,039.04   $563.73   $1,345.76   $2,099.82   $4,039.04
with All Riders.................  $607.82   $1,291.43   $2,172.55   $4,446.66   $607.82   $1,475.46   $2,312.57   $4,446.66
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP SMALL CAP GROWTH--SERVICE CLASS
without any Riders..............  $518.67   $1,023.91   $1,735.41   $3,532.64   $518.67   $1,213.11   $1,882.10   $3,532.64
with IPP Rider..................  $562.67   $1,155.40   $1,949.30   $4,020.23   $562.67   $1,342.06   $2,092.73   $4,020.23
with EBB Rider..................  $548.01   $1,111.74   $1,878.52   $3,889.30   $548.01   $1,299.24   $2,023.02   $3,889.30
with ADBR Rider.................  $552.90   $1,126.31   $1,902.17   $3,933.19   $552.90   $1,313.53   $2,046.32   $3,933.19
with IPP & EBB Riders...........  $592.03   $1,243.25   $2,092.43   $4,288.50   $592.03   $1,428.21   $2,233.67   $4,288.50
with IPP & ADBR Riders..........  $596.92   $1,257.83   $2,116.12   $4,332.40   $596.92   $1,442.51   $2,256.99   $4,332.40
with EBB & ADBR Riders..........  $582.27   $1,214.19   $2,045.34   $4,201.49   $582.27   $1,399.71   $2,187.30   $4,201.49
with All Riders.................  $626.27   $1,345.68   $2,259.25   $4,600.67   $626.27   $1,528.66   $2,397.95   $4,600.67
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU
                                               DO NOT SURRENDER
                                                  YOUR POLICY
--------------------------------  -------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
--------------------------------  -------------------------------------------
MAINSTAY VP INDEXED EQUITY--SERV
without any Riders..............  $244.35   $  752.34   $1,287.12   $2,680.66
with IPP Rider..................  $289.60   $  887.58   $1,511.47   $3,192.04
with EBB Rider..................  $274.53   $  842.68   $1,437.22   $3,047.33
with ADBR Rider.................  $279.56   $  857.67   $1,462.05   $3,095.84
with IPP & EBB Riders...........  $319.78   $  977.93   $1,661.58   $3,488.53
with IPP & ADBR Riders..........  $324.81   $  992.90   $1,686.38   $3,537.02
with EBB & ADBR Riders..........  $309.74   $  948.02   $1,612.15   $3,392.35
with All Riders.................  $354.99   $1,083.25   $1,836.49   $3,833.50
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP INTERNATIONAL EQUITY
without any Riders..............  $317.64   $  970.73   $1,648.32   $3,370.49
with IPP Rider..................  $362.57   $1,102.98   $1,864.29   $3,862.84
with EBB Rider..................  $347.60   $1,059.07   $1,792.81   $3,729.24
with ADBR Rider.................  $352.58   $1,073.72   $1,816.69   $3,774.01
with IPP & EBB Riders...........  $392.52   $1,191.31   $2,008.77   $4,136.42
with IPP & ADBR Riders..........  $397.50   $1,205.96   $2,032.63   $4,181.18
with EBB & ADBR Riders..........  $382.55   $1,162.07   $1,961.19   $4,047.64
with All Riders.................  $427.46   $1,294.31   $2,177.14   $4,454.84
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP MID CAP CORE--SERVIC
without any Riders..............  $340.64   $1,038.61   $1,759.44   $3,577.13
with IPP Rider..................  $385.45   $1,169.91   $1,972.80   $4,063.46
with EBB Rider..................  $370.53   $1,126.33   $1,902.20   $3,933.24
with ADBR Rider.................  $375.51   $1,140.87   $1,925.79   $3,976.91
with IPP & EBB Riders...........  $415.34   $1,257.65   $2,115.58   $4,330.27
with IPP & ADBR Riders..........  $420.32   $1,272.17   $2,139.15   $4,373.87
with EBB & ADBR Riders..........  $405.39   $1,228.58   $2,068.55   $4,243.66
with All Riders.................  $450.20   $1,359.89   $2,281.92   $4,640.67
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP MID CAP GROWTH--SERV
without any Riders..............  $316.64   $  967.76   $1,643.45   $3,361.36
with IPP Rider..................  $361.57   $1,100.06   $1,859.54   $3,853.98
with EBB Rider..................  $346.59   $1,056.13   $1,788.02   $3,720.26
with ADBR Rider.................  $351.60   $1,070.80   $1,811.93   $3,765.08
with IPP & EBB Riders...........  $391.52   $1,188.43   $2,004.09   $4,127.91
with IPP & ADBR Riders..........  $396.51   $1,203.08   $2,027.99   $4,172.72
with EBB & ADBR Riders..........  $381.56   $1,159.17   $1,956.50   $4,039.04
with All Riders.................  $426.47   $1,291.43   $2,172.55   $4,446.66
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP SMALL CAP GROWTH--SE
without any Riders..............  $335.66   $1,023.91   $1,735.41   $3,532.64
with IPP Rider..................  $380.48   $1,155.40   $1,949.30   $4,020.23
with EBB Rider..................  $365.55   $1,111.74   $1,878.52   $3,889.30
with ADBR Rider.................  $370.53   $1,126.31   $1,902.17   $3,933.19
with IPP & EBB Riders...........  $410.38   $1,243.25   $2,092.43   $4,288.50
with IPP & ADBR Riders..........  $415.36   $1,257.83   $2,116.12   $4,332.40
with EBB & ADBR Riders..........  $400.44   $1,214.19   $2,045.34   $4,201.49
with All Riders.................  $445.27   $1,345.68   $2,259.25   $4,600.67
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU                               EXPENSES IF YOU
                                                  ANNUITIZED                                    SURRENDERED
                                                  YOUR POLICY                                   YOUR POLICY
---------------------------------------------------------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR      1 YR       3 YR        5 YR        10 YR
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP TOTAL RETURN--SERVICE CLASS
without any Riders..............  $451.76   $  821.62   $1,402.34   $2,903.69   $451.76   $1,014.72   $1,554.11   $2,903.69
with IPP Rider..................  $496.07   $  955.92   $1,624.00   $3,409.07   $496.07   $1,146.43   $1,772.39   $3,409.07
with EBB Rider..................  $481.31   $  911.33   $1,550.66   $3,267.98   $481.31   $1,102.70   $1,700.17   $3,267.98
with ADBR Rider.................  $486.23   $  926.22   $1,575.17   $3,315.26   $486.23   $1,117.30   $1,724.31   $3,315.26
with IPP & EBB Riders...........  $525.63   $1,045.62   $1,772.32   $3,698.18   $525.63   $1,234.40   $1,918.45   $3,698.18
with IPP & ADBR Riders..........  $530.55   $1,060.51   $1,796.85   $3,745.47   $530.55   $1,249.00   $1,942.61   $3,745.47
with EBB & ADBR Riders..........  $515.79   $1,015.92   $1,723.50   $3,604.38   $515.79   $1,205.27   $1,870.37   $3,604.38
with All Riders.................  $560.11   $1,150.22   $1,945.16   $4,034.56   $560.11   $1,336.98   $2,088.65   $4,034.56
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP VALUE--SERVICE CLASS
without any Riders..............  $455.70   $  833.64   $1,422.23   $2,941.93   $455.70   $1,026.50   $1,573.70   $2,941.93
with IPP Rider..................  $499.99   $  967.75   $1,643.43   $3,446.27   $499.99   $1,158.03   $1,791.53   $3,446.27
with EBB Rider..................  $485.25   $  923.25   $1,570.25   $3,305.78   $485.25   $1,114.38   $1,719.46   $3,305.78
with ADBR Rider.................  $490.17   $  938.12   $1,594.74   $3,352.89   $490.17   $1,128.97   $1,743.57   $3,352.89
with IPP & EBB Riders...........  $529.55   $1,057.36   $1,791.47   $3,734.13   $529.55   $1,245.91   $1,937.31   $3,734.13
with IPP & ADBR Riders..........  $534.47   $1,072.21   $1,815.89   $3,781.17   $534.47   $1,260.48   $1,961.36   $3,781.17
with EBB & ADBR Riders..........  $519.72   $1,027.71   $1,742.73   $3,640.71   $519.72   $1,216.83   $1,889.31   $3,640.71
with All Riders.................  $564.01   $1,161.82   $1,963.92   $4,069.03   $564.01   $1,348.36   $2,107.13   $4,069.03
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP AMERICAN CENTURY INCOME & GROWTH--SERVICE CLASS
without any Riders..............  $482.31   $  914.34   $1,555.60   $3,195.98   $482.31   $1,105.65   $1,705.03   $3,195.98
with IPP Rider..................  $526.47   $1,047.33   $1,773.68   $3,693.26   $526.47   $1,236.07   $1,919.78   $3,693.26
with EBB Rider..................  $511.77   $1,003.19   $1,701.53   $3,556.90   $511.77   $1,192.79   $1,848.74   $3,556.90
with ADBR Rider.................  $516.67   $1,017.91   $1,725.61   $3,602.58   $516.67   $1,207.23   $1,872.45   $3,602.58
with IPP & EBB Riders...........  $555.94   $1,136.19   $1,919.61   $3,972.69   $555.94   $1,323.21   $2,063.49   $3,972.69
with IPP & ADBR Riders..........  $560.85   $1,150.94   $1,943.72   $4,018.38   $560.85   $1,337.68   $2,087.23   $4,018.38
with EBB & ADBR Riders..........  $546.14   $1,106.78   $1,871.56   $3,882.01   $546.14   $1,294.38   $2,016.18   $3,882.01
with All Riders.................  $590.31   $1,239.80   $2,089.66   $4,297.80   $590.31   $1,424.83   $2,230.95   $4,297.80
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP DREYFUS LARGE COMPANY GROWTH--SERVICE CLASS
without any Riders..............  $488.21   $  932.18   $1,584.97   $3,251.45   $488.21   $1,123.15   $1,733.95   $3,251.45
with IPP Rider..................  $532.35   $1,064.93   $1,802.36   $3,747.16   $532.35   $1,253.33   $1,948.03   $3,747.16
with EBB Rider..................  $517.66   $1,020.87   $1,730.44   $3,611.67   $517.66   $1,210.12   $1,877.21   $3,611.67
with ADBR Rider.................  $522.56   $1,035.60   $1,754.51   $3,657.15   $522.56   $1,224.57   $1,900.91   $3,657.15
with IPP & EBB Riders...........  $561.81   $1,153.66   $1,947.87   $4,024.77   $561.81   $1,340.35   $2,091.32   $4,024.77
with IPP & ADBR Riders..........  $566.70   $1,168.33   $1,971.89   $4,070.15   $566.70   $1,354.74   $2,114.97   $4,070.15
with EBB & ADBR Riders..........  $552.01   $1,124.28   $1,899.97   $3,934.70   $552.01   $1,311.54   $2,044.15   $3,934.70
with All Riders.................  $596.16   $1,257.04   $2,117.37   $4,347.75   $596.16   $1,441.74   $2,258.23   $4,347.75
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP EAGLE ASSET MANAGEMENT GROWTH EQUITY--SERVICE CLASS
without any Riders..............  $471.47   $  881.53   $1,501.49   $3,093.36   $471.47   $1,073.47   $1,651.75   $3,093.36
with IPP Rider..................  $515.70   $1,015.00   $1,720.84   $3,593.52   $515.70   $1,204.37   $1,867.75   $3,593.52
with EBB Rider..................  $500.97   $  970.70   $1,648.26   $3,455.47   $500.97   $1,160.92   $1,796.28   $3,455.47
with ADBR Rider.................  $505.88   $  985.47   $1,672.49   $3,501.72   $505.88   $1,175.41   $1,820.14   $3,501.72
with IPP & EBB Rider............  $545.19   $1,104.14   $1,867.60   $3,876.33   $545.19   $1,291.79   $2,012.28   $3,876.33
with IPP & ADBR Rider...........  $550.10   $1,118.92   $1,891.85   $3,922.57   $550.10   $1,306.29   $2,036.15   $3,922.57
with EBB & ADBR Rider...........  $535.37   $1,074.63   $1,819.27   $3,784.51   $535.37   $1,262.84   $1,964.68   $3,784.51
with All Riders.................  $579.59   $1,208.09   $2,038.63   $4,205.41   $579.59   $1,393.73   $2,180.70   $4,205.41
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU
                                               DO NOT SURRENDER
                                                  YOUR POLICY
--------------------------------  -------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
--------------------------------  -------------------------------------------
MAINSTAY VP TOTAL RETURN--SERVIC
without any Riders..............  $267.49   $  821.62   $1,402.34   $2,903.69
with IPP Rider..................  $312.63   $  955.92   $1,624.00   $3,409.07
with EBB Rider..................  $297.60   $  911.33   $1,550.66   $3,267.98
with ADBR Rider.................  $302.61   $  926.22   $1,575.17   $3,315.26
with IPP & EBB Riders...........  $342.74   $1,045.62   $1,772.32   $3,698.18
with IPP & ADBR Riders..........  $347.76   $1,060.51   $1,796.85   $3,745.47
with EBB & ADBR Riders..........  $332.72   $1,015.92   $1,723.50   $3,604.38
with All Riders.................  $377.87   $1,150.22   $1,945.16   $4,034.56
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP VALUE--SERVICE CLASS
without any Riders..............  $271.51   $  833.64   $1,422.23   $2,941.93
with IPP Rider..................  $316.63   $  967.75   $1,643.43   $3,446.27
with EBB Rider..................  $301.61   $  923.25   $1,570.25   $3,305.78
with ADBR Rider.................  $306.63   $  938.12   $1,594.74   $3,352.89
with IPP & EBB Riders...........  $346.74   $1,057.36   $1,791.47   $3,734.13
with IPP & ADBR Riders..........  $351.75   $1,072.21   $1,815.89   $3,781.17
with EBB & ADBR Riders..........  $336.73   $1,027.71   $1,742.73   $3,640.71
with All Riders.................  $381.85   $1,161.82   $1,963.92   $4,069.03
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP AMERICAN CENTURY INC
without any Riders..............  $298.62   $  914.34   $1,555.60   $3,195.98
with IPP Rider..................  $343.60   $1,047.33   $1,773.68   $3,693.26
with EBB Rider..................  $328.62   $1,003.19   $1,701.53   $3,556.90
with ADBR Rider.................  $333.62   $1,017.91   $1,725.61   $3,602.58
with IPP & EBB Riders...........  $373.62   $1,136.19   $1,919.61   $3,972.69
with IPP & ADBR Riders..........  $378.62   $1,150.94   $1,943.72   $4,018.38
with EBB & ADBR Riders..........  $363.64   $1,106.78   $1,871.56   $3,882.01
with All Riders.................  $408.64   $1,239.80   $2,089.66   $4,297.80
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP DREYFUS LARGE COMPAN
without any Riders..............  $304.62   $  932.18   $1,584.97   $3,251.45
with IPP Rider..................  $349.59   $1,064.93   $1,802.36   $3,747.16
with EBB Rider..................  $334.63   $1,020.87   $1,730.44   $3,611.67
with ADBR Rider.................  $339.62   $1,035.60   $1,754.51   $3,657.15
with IPP & EBB Riders...........  $379.60   $1,153.66   $1,947.87   $4,024.77
with IPP & ADBR Riders..........  $384.59   $1,168.33   $1,971.89   $4,070.15
with EBB & ADBR Riders..........  $369.61   $1,124.28   $1,899.97   $3,934.70
with All Riders.................  $414.59   $1,257.04   $2,117.37   $4,347.75
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP EAGLE ASSET MANAGEME
without any Riders..............  $287.57   $  881.53   $1,501.49   $3,093.36
with IPP Rider..................  $332.63   $1,015.00   $1,720.84   $3,593.52
with EBB Rider..................  $317.62   $  970.70   $1,648.26   $3,455.47
with ADBR Rider.................  $322.62   $  985.47   $1,672.49   $3,501.72
with IPP & EBB Rider............  $362.68   $1,104.14   $1,867.60   $3,876.33
with IPP & ADBR Rider...........  $367.67   $1,118.92   $1,891.85   $3,922.57
with EBB & ADBR Rider...........  $352.67   $1,074.63   $1,819.27   $3,784.51
with All Riders.................  $397.72   $1,208.09   $2,038.63   $4,205.41
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU                               EXPENSES IF YOU
                                                  ANNUITIZED                                    SURRENDERED
                                                  YOUR POLICY                                   YOUR POLICY
---------------------------------------------------------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR      1 YR       3 YR        5 YR        10 YR
---------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP LORD ABBETT DEVELOPING GROWTH--SERVICE CLASS
without any Riders..............  $500.00   $  967.76   $1,643.45   $3,361.36   $500.00   $1,158.04   $1,791.54   $3,361.36
with IPP Rider..................  $544.11   $1,100.06   $1,859.54   $3,853.98   $544.11   $1,287.79   $2,004.33   $3,853.98
with EBB Rider..................  $529.41   $1,056.13   $1,788.02   $3,720.26   $529.41   $1,244.70   $1,933.91   $3,720.26
with ADBR Rider.................  $534.32   $1,070.80   $1,811.93   $3,765.08   $534.32   $1,259.09   $1,957.45   $3,765.08
with IPP & EBB Riders...........  $573.51   $1,188.43   $2,004.09   $4,127.91   $573.51   $1,374.45   $2,146.68   $4,127.91
with IPP & ADBR Riders..........  $578.41   $1,203.08   $2,027.99   $4,172.72   $578.41   $1,388.82   $2,170.22   $4,172.72
with EBB & ADBR Riders..........  $563.73   $1,159.17   $1,956.50   $4,039.04   $563.73   $1,345.76   $2,099.82   $4,039.04
with All Riders.................  $607.82   $1,291.43   $2,172.55   $4,446.66   $607.82   $1,475.46   $2,312.57   $4,446.66
---------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZATION--CLASS S SHARES
without any Riders..............  $485.25   $  923.25   $1,570.29   $3,223.76   $485.25   $1,114.39   $1,719.50   $3,223.76
with IPP Rider..................  $529.42   $1,056.13   $1,788.02   $3,720.24   $529.42   $1,244.70   $1,933.90   $3,720.24
with EBB Rider..................  $514.71   $1,012.02   $1,715.98   $3,584.32   $514.71   $1,201.45   $1,862.96   $3,584.32
with ADBR Rider.................  $519.60   $1,026.73   $1,740.04   $3,629.86   $519.60   $1,215.87   $1,886.66   $3,629.86
with IPP & EBB Riders...........  $558.87   $1,144.90   $1,933.74   $3,998.77   $558.87   $1,331.76   $2,077.40   $3,998.77
with IPP & ADBR Riders..........  $563.76   $1,159.63   $1,957.80   $4,044.31   $563.76   $1,346.20   $2,101.10   $4,044.31
with EBB & ADBR Riders..........  $549.07   $1,115.52   $1,885.76   $3,908.38   $549.07   $1,302.95   $2,030.16   $3,908.38
with All Riders.................  $593.23   $1,248.42   $2,103.52   $4,322.82   $593.23   $1,433.28   $2,244.60   $4,322.82
---------------------------------------------------------------------------------------------------------------------------
CALVERT SOCIAL BALANCED
without any Riders..............  $456.69   $  836.64   $1,427.21   $2,951.50   $456.69   $1,029.45   $1,578.60   $2,951.50
with IPP Rider..................  $500.98   $  970.74   $1,648.33   $3,455.60   $500.98   $1,160.96   $1,796.35   $3,455.60
with EBB Rider..................  $486.24   $  926.23   $1,575.17   $3,315.24   $486.24   $1,117.31   $1,724.30   $3,315.24
with ADBR Rider.................  $491.15   $  941.07   $1,599.61   $3,362.26   $491.15   $1,131.87   $1,748.37   $3,362.26
with IPP & EBB Riders...........  $530.53   $1,060.29   $1,796.23   $3,743.08   $530.53   $1,248.79   $1,942.00   $3,743.08
with IPP & ADBR Riders..........  $535.44   $1,075.14   $1,820.67   $3,790.08   $535.44   $1,263.35   $1,966.06   $3,790.08
with EBB & ADBR Riders..........  $520.70   $1,030.64   $1,747.54   $3,649.76   $520.70   $1,219.71   $1,894.05   $3,649.76
with All Riders.................  $564.99   $1,164.72   $1,968.62   $4,077.64   $564.99   $1,351.20   $2,111.76   $4,077.64
---------------------------------------------------------------------------------------------------------------------------
DREYFUS IP TECHNOLOGY GROWTH--SERVICE SHARES
without any Riders..............  $477.38   $  899.42   $1,531.01   $3,149.48   $477.38   $1,091.02   $1,680.82   $3,149.48
with IPP Rider..................  $521.57   $1,032.63   $1,749.67   $3,648.04   $521.57   $1,221.66   $1,896.14   $3,648.04
with EBB Rider..................  $506.86   $  988.43   $1,677.33   $3,510.93   $506.86   $1,178.31   $1,824.90   $3,510.93
with ADBR Rider.................  $511.77   $1,003.19   $1,701.53   $3,556.91   $511.77   $1,192.79   $1,848.73   $3,556.91
with IPP & EBB Riders...........  $551.05   $1,121.63   $1,896.00   $3,929.04   $551.05   $1,308.94   $2,040.24   $3,929.04
with IPP & ADBR Riders..........  $555.96   $1,136.40   $1,920.18   $3,974.95   $555.96   $1,323.42   $2,064.05   $3,974.95
with EBB & ADBR Riders..........  $541.25   $1,092.19   $1,847.83   $3,837.84   $541.25   $1,280.06   $1,992.81   $3,837.84
with All Riders.................  $585.44   $1,225.39   $2,066.51   $4,255.94   $585.44   $1,410.70   $2,208.15   $4,255.94
---------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R)--SERVICE CLASS 2
without any Riders..............  $458.66   $  842.64   $1,437.16   $2,970.53   $458.66   $1,035.34   $1,588.40   $2,970.53
with IPP Rider..................  $502.94   $  976.62   $1,658.01   $3,474.11   $502.94   $1,166.73   $1,805.88   $3,474.11
with EBB Rider..................  $488.20   $  932.16   $1,584.94   $3,334.08   $488.20   $1,123.13   $1,733.93   $3,334.08
with ADBR Rider.................  $493.11   $  946.99   $1,609.34   $3,380.96   $493.11   $1,137.67   $1,757.95   $3,380.96
with IPP & EBB Riders...........  $532.48   $1,066.15   $1,805.78   $3,760.97   $532.48   $1,254.53   $1,951.40   $3,760.97
with IPP & ADBR Riders..........  $537.39   $1,080.97   $1,830.18   $3,807.87   $537.39   $1,269.07   $1,975.42   $3,807.87
with EBB & ADBR Riders..........  $522.65   $1,036.52   $1,757.12   $3,667.86   $522.65   $1,225.47   $1,903.48   $3,667.86
with All Riders.................  $566.93   $1,170.51   $1,977.98   $4,094.75   $566.93   $1,356.88   $2,120.97   $4,094.75
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU
                                               DO NOT SURRENDER
                                                  YOUR POLICY
--------------------------------  -------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
--------------------------------  -------------------------------------------
MAINSTAY VP LORD ABBETT DEVELOPI
without any Riders..............  $316.64   $  967.76   $1,643.45   $3,361.36
with IPP Rider..................  $361.57   $1,100.06   $1,859.54   $3,853.98
with EBB Rider..................  $346.59   $1,056.13   $1,788.02   $3,720.26
with ADBR Rider.................  $351.60   $1,070.80   $1,811.93   $3,765.08
with IPP & EBB Riders...........  $391.52   $1,188.43   $2,004.09   $4,127.91
with IPP & ADBR Riders..........  $396.51   $1,203.08   $2,027.99   $4,172.72
with EBB & ADBR Riders..........  $381.56   $1,159.17   $1,956.50   $4,039.04
with All Riders.................  $426.47   $1,291.43   $2,172.55   $4,446.66
---------------------------------------------------------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZAT
without any Riders..............  $301.62   $  923.25   $1,570.29   $3,223.76
with IPP Rider..................  $346.60   $1,056.13   $1,788.02   $3,720.24
with EBB Rider..................  $331.62   $1,012.02   $1,715.98   $3,584.32
with ADBR Rider.................  $336.61   $1,026.73   $1,740.04   $3,629.86
with IPP & EBB Riders...........  $376.60   $1,144.90   $1,933.74   $3,998.77
with IPP & ADBR Riders..........  $381.59   $1,159.63   $1,957.80   $4,044.31
with EBB & ADBR Riders..........  $366.63   $1,115.52   $1,885.76   $3,908.38
with All Riders.................  $411.61   $1,248.42   $2,103.52   $4,322.82
---------------------------------------------------------------------------------------------------------------------------
CALVERT SOCIAL BALANCED
without any Riders..............  $272.52   $  836.64   $1,427.21   $2,951.50
with IPP Rider..................  $317.64   $  970.74   $1,648.33   $3,455.60
with EBB Rider..................  $302.62   $  926.23   $1,575.17   $3,315.24
with ADBR Rider.................  $307.63   $  941.07   $1,599.61   $3,362.26
with IPP & EBB Riders...........  $347.73   $1,060.29   $1,796.23   $3,743.08
with IPP & ADBR Riders..........  $352.74   $1,075.14   $1,820.67   $3,790.08
with EBB & ADBR Riders..........  $337.72   $1,030.64   $1,747.54   $3,649.76
with All Riders.................  $382.84   $1,164.72   $1,968.62   $4,077.64
---------------------------------------------------------------------------------------------------------------------------
DREYFUS IP TECHNOLOGY GROWTH--SE
without any Riders..............  $293.59   $  899.42   $1,531.01   $3,149.48
with IPP Rider..................  $338.61   $1,032.63   $1,749.67   $3,648.04
with EBB Rider..................  $323.63   $  988.43   $1,677.33   $3,510.93
with ADBR Rider.................  $328.63   $1,003.19   $1,701.53   $3,556.91
with IPP & EBB Riders...........  $368.64   $1,121.63   $1,896.00   $3,929.04
with IPP & ADBR Riders..........  $373.65   $1,136.40   $1,920.18   $3,974.95
with EBB & ADBR Riders..........  $358.65   $1,092.19   $1,847.83   $3,837.84
with All Riders.................  $403.67   $1,225.39   $2,066.51   $4,255.94
---------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R)--S
without any Riders..............  $274.53   $  842.64   $1,437.16   $2,970.53
with IPP Rider..................  $319.63   $  976.62   $1,658.01   $3,474.11
with EBB Rider..................  $304.62   $  932.16   $1,584.94   $3,334.08
with ADBR Rider.................  $309.62   $  946.99   $1,609.34   $3,380.96
with IPP & EBB Riders...........  $349.72   $1,066.15   $1,805.78   $3,760.97
with IPP & ADBR Riders..........  $354.72   $1,080.97   $1,830.18   $3,807.87
with EBB & ADBR Riders..........  $339.71   $1,036.52   $1,757.12   $3,667.86
with All Riders.................  $384.81   $1,170.51   $1,977.98   $4,094.75
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU                               EXPENSES IF YOU
                                                  ANNUITIZED                                    SURRENDERED
                                                  YOUR POLICY                                   YOUR POLICY
---------------------------------------------------------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR      1 YR       3 YR        5 YR        10 YR
---------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP EQUITY-INCOME--SERVICE CLASS 2
without any Riders..............  $448.79   $  812.60   $1,387.38   $2,874.89   $448.79   $1,005.88   $1,539.38   $2,874.89
with IPP Rider..................  $493.13   $  947.04   $1,609.41   $3,381.09   $493.13   $1,137.72   $1,758.02   $3,381.09
with EBB Rider..................  $478.37   $  902.42   $1,535.95   $3,239.54   $478.37   $1,093.96   $1,685.68   $3,239.54
with ADBR Rider.................  $483.29   $  917.30   $1,560.49   $3,286.95   $483.29   $1,108.55   $1,709.85   $3,286.95
with IPP & EBB Riders...........  $522.69   $1,036.82   $1,757.94   $3,671.11   $522.69   $1,225.76   $1,904.29   $3,671.11
with IPP & ADBR Riders..........  $527.63   $1,051.74   $1,782.52   $3,718.60   $527.63   $1,240.40   $1,928.50   $3,718.60
with EBB & ADBR Riders..........  $512.86   $1,007.11   $1,709.06   $3,577.00   $512.86   $1,196.63   $1,856.15   $3,577.00
with All Riders.................  $557.18   $1,141.51   $1,931.04   $4,008.64   $557.18   $1,328.44   $2,074.75   $4,008.64
---------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP--SERVICE CLASS 2
without any Riders..............  $460.63   $  848.61   $1,447.06   $2,989.55   $460.63   $1,041.19   $1,598.15   $2,989.55
with IPP Rider..................  $504.90   $  982.53   $1,667.68   $3,492.54   $504.90   $1,172.53   $1,815.40   $3,492.54
with EBB Rider..................  $490.16   $  938.10   $1,594.72   $3,352.87   $490.16   $1,128.95   $1,743.55   $3,352.87
with ADBR Rider.................  $495.07   $  952.92   $1,619.09   $3,399.66   $495.07   $1,143.49   $1,767.55   $3,399.66
with IPP & EBB Riders...........  $534.43   $1,072.01   $1,815.33   $3,778.81   $534.43   $1,260.28   $1,960.80   $3,778.81
with IPP & ADBR Riders..........  $539.35   $1,086.84   $1,839.71   $3,825.65   $539.35   $1,274.82   $1,984.81   $3,825.65
with EBB & ADBR Riders..........  $524.61   $1,042.39   $1,766.72   $3,685.94   $524.61   $1,231.23   $1,912.94   $3,685.94
with All Riders.................  $568.89   $1,176.32   $1,987.34   $4,111.90   $568.89   $1,362.57   $2,130.19   $4,111.90
---------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES BALANCED--SERVICE SHARES
without any Riders..............  $457.68   $  839.65   $1,432.20   $2,961.04   $457.68   $1,032.40   $1,583.52   $2,961.04
with IPP Rider..................  $501.96   $  973.68   $1,653.15   $3,464.80   $501.96   $1,163.85   $1,801.09   $3,464.80
with EBB Rider..................  $487.23   $  929.19   $1,580.05   $3,324.66   $487.23   $1,120.21   $1,729.11   $3,324.66
with ADBR Rider.................  $492.13   $  944.04   $1,604.48   $3,371.62   $492.13   $1,134.78   $1,753.16   $3,371.62
with IPP & EBB Riders...........  $531.50   $1,063.24   $1,801.03   $3,752.03   $531.50   $1,251.68   $1,946.72   $3,752.03
with IPP & ADBR Riders..........  $536.42   $1,078.09   $1,825.45   $3,799.01   $536.42   $1,266.24   $1,970.77   $3,799.01
with EBB & ADBR Riders..........  $521.68   $1,033.59   $1,752.34   $3,658.83   $521.68   $1,222.60   $1,898.77   $3,658.83
with All Riders.................  $565.95   $1,167.61   $1,973.29   $4,086.18   $565.95   $1,354.04   $2,116.36   $4,086.18
---------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES WORLDWIDE GROWTH--SERVICE SHARES
without any Riders..............  $460.63   $  848.61   $1,447.06   $2,989.55   $460.63   $1,041.19   $1,598.15   $2,989.55
with IPP Rider..................  $504.90   $  982.53   $1,667.68   $3,492.54   $504.90   $1,172.53   $1,815.40   $3,492.54
with EBB Rider..................  $490.16   $  938.10   $1,594.72   $3,352.87   $490.16   $1,128.95   $1,743.55   $3,352.87
with ADBR Rider.................  $495.07   $  952.92   $1,619.09   $3,399.66   $495.07   $1,143.49   $1,767.55   $3,399.66
with IPP & EBB Riders...........  $534.43   $1,072.01   $1,815.33   $3,778.81   $534.43   $1,260.28   $1,960.80   $3,778.81
with IPP & ADBR Riders..........  $539.35   $1,086.84   $1,839.71   $3,825.65   $539.35   $1,274.82   $1,984.81   $3,825.65
with EBB & ADBR Riders..........  $524.61   $1,042.39   $1,766.72   $3,685.94   $524.61   $1,231.23   $1,912.94   $3,685.94
with All Riders.................  $568.89   $1,176.32   $1,987.34   $4,111.90   $568.89   $1,362.57   $2,130.19   $4,111.90
---------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES--SERVICE CLASS
without any Riders..............  $478.36   $  902.41   $1,535.93   $3,158.79   $478.36   $1,093.95   $1,685.66   $3,158.79
with IPP Rider..................  $522.55   $1,035.58   $1,754.48   $3,657.11   $522.55   $1,224.55   $1,900.88   $3,657.11
with EBB Rider..................  $507.84   $  991.39   $1,682.19   $3,520.18   $507.84   $1,181.21   $1,829.69   $3,520.18
with ADBR Rider.................  $512.75   $1,006.13   $1,706.36   $3,566.05   $512.75   $1,195.67   $1,853.49   $3,566.05
with IPP & EBB Riders...........  $552.03   $1,124.55   $1,900.72   $3,937.78   $552.03   $1,311.81   $2,044.89   $3,937.78
with IPP & ADBR Riders..........  $556.94   $1,139.31   $1,924.90   $3,983.67   $556.94   $1,326.27   $2,068.70   $3,983.67
with EBB & ADBR Riders..........  $542.22   $1,095.09   $1,852.58   $3,846.70   $542.22   $1,282.91   $1,997.48   $3,846.70
with All Riders.................  $586.42   $1,228.28   $2,071.15   $4,264.34   $586.42   $1,413.54   $2,212.71   $4,264.34
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU
                                               DO NOT SURRENDER
                                                  YOUR POLICY
--------------------------------  -------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
--------------------------------  -------------------------------------------
FIDELITY(R) VIP EQUITY-INCOME--S
without any Riders..............  $264.47   $  812.60   $1,387.38   $2,874.89
with IPP Rider..................  $309.63   $  947.04   $1,609.41   $3,381.09
with EBB Rider..................  $294.60   $  902.42   $1,535.95   $3,239.54
with ADBR Rider.................  $299.62   $  917.30   $1,560.49   $3,286.95
with IPP & EBB Riders...........  $339.75   $1,036.82   $1,757.94   $3,671.11
with IPP & ADBR Riders..........  $344.78   $1,051.74   $1,782.52   $3,718.60
with EBB & ADBR Riders..........  $329.74   $1,007.11   $1,709.06   $3,577.00
with All Riders.................  $374.89   $1,141.51   $1,931.04   $4,008.64
---------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP--SERVICE
without any Riders..............  $276.53   $  848.61   $1,447.06   $2,989.55
with IPP Rider..................  $321.62   $  982.53   $1,667.68   $3,492.54
with EBB Rider..................  $306.62   $  938.10   $1,594.72   $3,352.87
with ADBR Rider.................  $311.61   $  952.92   $1,619.09   $3,399.66
with IPP & EBB Riders...........  $351.71   $1,072.01   $1,815.33   $3,778.81
with IPP & ADBR Riders..........  $356.72   $1,086.84   $1,839.71   $3,825.65
with EBB & ADBR Riders..........  $341.70   $1,042.39   $1,766.72   $3,685.94
with All Riders.................  $386.81   $1,176.32   $1,987.34   $4,111.90
---------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES BALANCED--SER
without any Riders..............  $273.53   $  839.65   $1,432.20   $2,961.04
with IPP Rider..................  $318.63   $  973.68   $1,653.15   $3,464.80
with EBB Rider..................  $303.62   $  929.19   $1,580.05   $3,324.66
with ADBR Rider.................  $308.62   $  944.04   $1,604.48   $3,371.62
with IPP & EBB Riders...........  $348.73   $1,063.24   $1,801.03   $3,752.03
with IPP & ADBR Riders..........  $353.74   $1,078.09   $1,825.45   $3,799.01
with EBB & ADBR Riders..........  $338.72   $1,033.59   $1,752.34   $3,658.83
with All Riders.................  $383.82   $1,167.61   $1,973.29   $4,086.18
---------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES WORLDWIDE GRO
without any Riders..............  $276.53   $  848.61   $1,447.06   $2,989.55
with IPP Rider..................  $321.62   $  982.53   $1,667.68   $3,492.54
with EBB Rider..................  $306.62   $  938.10   $1,594.72   $3,352.87
with ADBR Rider.................  $311.61   $  952.92   $1,619.09   $3,399.66
with IPP & EBB Riders...........  $351.71   $1,072.01   $1,815.33   $3,778.81
with IPP & ADBR Riders..........  $356.72   $1,086.84   $1,839.71   $3,825.65
with EBB & ADBR Riders..........  $341.70   $1,042.39   $1,766.72   $3,685.94
with All Riders.................  $386.81   $1,176.32   $1,987.34   $4,111.90
---------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES--S
without any Riders..............  $294.59   $  902.41   $1,535.93   $3,158.79
with IPP Rider..................  $339.60   $1,035.58   $1,754.48   $3,657.11
with EBB Rider..................  $324.62   $  991.39   $1,682.19   $3,520.18
with ADBR Rider.................  $329.63   $1,006.13   $1,706.36   $3,566.05
with IPP & EBB Riders...........  $369.64   $1,124.55   $1,900.72   $3,937.78
with IPP & ADBR Riders..........  $374.64   $1,139.31   $1,924.90   $3,983.67
with EBB & ADBR Riders..........  $359.65   $1,095.09   $1,852.58   $3,846.70
with All Riders.................  $404.68   $1,228.28   $2,071.15   $4,264.34
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU                               EXPENSES IF YOU
                                                  ANNUITIZED                                    SURRENDERED
                                                  YOUR POLICY                                   YOUR POLICY
---------------------------------------------------------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR      1 YR       3 YR        5 YR        10 YR
---------------------------------------------------------------------------------------------------------------------------
MFS(R) RESEARCH SERIES--SERVICE CLASS
without any Riders..............  $477.38   $  899.42   $1,531.01   $3,149.48   $477.38   $1,091.02   $1,680.82   $3,149.48
with IPP Rider..................  $521.57   $1,032.63   $1,749.67   $3,648.04   $521.57   $1,221.66   $1,896.14   $3,648.04
with EBB Rider..................  $506.86   $  988.43   $1,677.33   $3,510.93   $506.86   $1,178.31   $1,824.90   $3,510.93
with ADBR Rider.................  $511.77   $1,003.19   $1,701.53   $3,556.91   $511.77   $1,192.79   $1,848.73   $3,556.91
with IPP & EBB Riders...........  $551.05   $1,121.63   $1,896.00   $3,929.04   $551.05   $1,308.94   $2,040.24   $3,929.04
with IPP & ADBR Riders..........  $555.96   $1,136.40   $1,920.18   $3,974.95   $555.96   $1,323.42   $2,064.05   $3,974.95
with EBB & ADBR Riders..........  $541.25   $1,092.19   $1,847.83   $3,837.84   $541.25   $1,280.06   $1,992.81   $3,837.84
with All Riders.................  $585.44   $1,225.39   $2,066.51   $4,255.94   $585.44   $1,410.70   $2,208.15   $4,255.94
---------------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II
without any Riders..............  $475.41   $  893.47   $1,521.17   $3,130.79   $475.41   $1,085.18   $1,671.13   $3,130.79
with IPP Rider..................  $519.62   $1,026.76   $1,740.08   $3,629.90   $519.62   $1,215.90   $1,886.69   $3,629.90
with EBB Rider..................  $504.90   $  982.51   $1,667.65   $3,492.46   $504.90   $1,172.51   $1,815.37   $3,492.46
with ADBR Rider.................  $509.81   $  997.30   $1,691.86   $3,538.53   $509.81   $1,187.00   $1,839.22   $3,538.53
with IPP & EBB Riders...........  $549.10   $1,115.82   $1,886.54   $3,911.49   $549.10   $1,303.24   $2,030.93   $3,911.49
with IPP & ADBR Riders..........  $554.02   $1,130.59   $1,910.75   $3,957.54   $554.02   $1,317.72   $2,054.76   $3,957.54
with EBB & ADBR Riders..........  $539.29   $1,086.35   $1,838.33   $3,820.13   $539.29   $1,274.34   $1,983.45   $3,820.13
with All Riders.................  $583.50   $1,219.63   $2,057.23   $4,239.14   $583.50   $1,405.05   $2,199.01   $4,239.14
---------------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE HARD ASSETS
without any Riders..............  $488.21   $  932.18   $1,584.97   $3,251.45   $488.21   $1,123.15   $1,733.95   $3,251.45
with IPP Rider..................  $532.35   $1,064.93   $1,802.36   $3,747.16   $532.35   $1,253.33   $1,948.03   $3,747.16
with EBB Rider..................  $517.66   $1,020.87   $1,730.44   $3,611.67   $517.66   $1,210.12   $1,877.21   $3,611.67
with ADBR Rider.................  $522.56   $1,035.60   $1,754.51   $3,657.15   $522.56   $1,224.57   $1,900.91   $3,657.15
with IPP & EBB Riders...........  $561.81   $1,153.66   $1,947.87   $4,024.77   $561.81   $1,340.35   $2,091.32   $4,024.77
with IPP & ADBR Riders..........  $566.70   $1,168.33   $1,971.89   $4,070.15   $566.70   $1,354.74   $2,114.97   $4,070.15
with EBB & ADBR Riders..........  $552.01   $1,124.28   $1,899.97   $3,934.70   $552.01   $1,311.54   $2,044.15   $3,934.70
with All Riders.................  $596.16   $1,257.04   $2,117.37   $4,347.75   $596.16   $1,441.74   $2,258.23   $4,347.75
---------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF EMERGING MARKETS EQUITY--CLASS II
without any Riders..............  $591.07   $1,239.60   $2,085.21   $4,167.96   $591.07   $1,424.63   $2,226.55   $4,167.96
with IPP Rider..................  $634.76   $1,368.14   $2,291.01   $4,636.32   $634.76   $1,550.69   $2,429.21   $4,636.32
with EBB Rider..................  $620.22   $1,325.50   $2,222.93   $4,515.70   $620.22   $1,508.87   $2,362.17   $4,515.70
with ADBR Rider.................  $625.06   $1,339.73   $2,245.66   $4,556.09   $625.06   $1,522.83   $2,384.56   $4,556.09
with IPP & EBB Riders...........  $663.90   $1,454.03   $2,428.71   $4,883.50   $663.90   $1,634.91   $2,564.81   $4,883.50
with IPP & ADBR Riders..........  $668.75   $1,468.26   $2,451.43   $4,923.91   $668.75   $1,648.88   $2,587.18   $4,923.91
with EBB & ADBR Riders..........  $654.20   $1,425.60   $2,383.36   $4,803.29   $654.20   $1,607.04   $2,520.15   $4,803.29
with All Riders.................  $697.89   $1,554.12   $2,589.12   $5,171.07   $697.89   $1,733.08   $2,722.76   $5,171.07
---------------------------------------------------------------------------------------------------------------------------

                                                EXPENSES IF YOU
                                               DO NOT SURRENDER
                                                  YOUR POLICY
--------------------------------  -------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
--------------------------------  -------------------------------------------
MFS(R) RESEARCH SERIES--SERVICE
without any Riders..............  $293.59   $  899.42   $1,531.01   $3,149.48
with IPP Rider..................  $338.61   $1,032.63   $1,749.67   $3,648.04
with EBB Rider..................  $323.63   $  988.43   $1,677.33   $3,510.93
with ADBR Rider.................  $328.63   $1,003.19   $1,701.53   $3,556.91
with IPP & EBB Riders...........  $368.64   $1,121.63   $1,896.00   $3,929.04
with IPP & ADBR Riders..........  $373.65   $1,136.40   $1,920.18   $3,974.95
with EBB & ADBR Riders..........  $358.65   $1,092.19   $1,847.83   $3,837.84
with All Riders.................  $403.67   $1,225.39   $2,066.51   $4,255.94
---------------------------------------------------------------------------------------
T. ROWE PRICE EQUITY INCOME PORT
without any Riders..............  $291.59   $  893.47   $1,521.17   $3,130.79
with IPP Rider..................  $336.62   $1,026.76   $1,740.08   $3,629.90
with EBB Rider..................  $321.63   $  982.51   $1,667.65   $3,492.46
with ADBR Rider.................  $326.63   $  997.30   $1,691.86   $3,538.53
with IPP & EBB Riders...........  $366.65   $1,115.82   $1,886.54   $3,911.49
with IPP & ADBR Riders..........  $371.67   $1,130.59   $1,910.75   $3,957.54
with EBB & ADBR Riders..........  $356.66   $1,086.35   $1,838.33   $3,820.13
with All Riders.................  $401.70   $1,219.63   $2,057.23   $4,239.14
--------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE HARD ASSETS
without any Riders..............  $304.62   $  932.18   $1,584.97   $3,251.45
with IPP Rider..................  $349.59   $1,064.93   $1,802.36   $3,747.16
with EBB Rider..................  $334.63   $1,020.87   $1,730.44   $3,611.67
with ADBR Rider.................  $339.62   $1,035.60   $1,754.51   $3,657.15
with IPP & EBB Riders...........  $379.60   $1,153.66   $1,947.87   $4,024.77
with IPP & ADBR Riders..........  $384.59   $1,168.33   $1,971.89   $4,070.15
with EBB & ADBR Riders..........  $369.61   $1,124.28   $1,899.97   $3,934.70
with All Riders.................  $414.59   $1,257.04   $2,117.37   $4,347.75
-------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF EMERGING MARKETS
without any Riders..............  $409.40   $1,239.60   $2,085.21   $4,167.96
with IPP Rider..................  $453.91   $1,368.14   $2,291.01   $4,636.32
with EBB Rider..................  $439.10   $1,325.50   $2,222.93   $4,515.70
with ADBR Rider.................  $444.04   $1,339.73   $2,245.66   $4,556.09
with IPP & EBB Riders...........  $483.60   $1,454.03   $2,428.71   $4,883.50
with IPP & ADBR Riders..........  $488.54   $1,468.26   $2,451.43   $4,923.91
with EBB & ADBR Riders..........  $473.72   $1,425.60   $2,383.36   $4,803.29
with All Riders.................  $518.22   $1,554.12   $2,589.12   $5,171.07
------------------------------------------------------------------------------------------------------------------------

        QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) ELITE VARIABLE ANNUITY

     NOTE: THE FOLLOWING SECTION CONTAINS BRIEF QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) ELITE VARIABLE ANNUITY. YOU SHOULD REFER TO THE BODY OF THIS PROSPECTUS FOR MORE DETAILED INFORMATION.

1. WHAT IS LIFESTAGES(R) ELITE VARIABLE ANNUITY?

     The LIFESTAGES(R) ELITE VARIABLE ANNUITY is a Flexible Premium Deferred Variable Retirement Annuity policy. NYLIAC issues the policy. You may allocate premium payments to 32 of the Investment Divisions of the Separate Account, the Fixed Account, and/or the DCA Advantage Account. The Accumulation Value will fluctuate according to the performance of the Investment Divisions selected and the interest credited to the amounts in the Fixed Account and the DCA Advantage Account. The policy offers several optional riders which provide benefits at an additional charge. The LifeStages(R) Elite Variable Annuity policy differs from many others in that the Mortality and Expense Risk and Administrative Costs charge is calculated as a percentage of your total premium payments made under the policy (excluding premiums allocated to the Fixed Account), rather than as a percentage of Separate Account assets. This means that the dollar amount of your Mortality and Expense Risk and Administrative Costs charge will remain relatively stable, regardless of market performance. This charge will only be affected by additional premium payments (excluding premiums allocated to the Fixed Account) or withdrawals in excess of the gain from the Investment Divisions and/or the DCA Advantage Account. (See "CHARGES AND DEDUCTIONS")

2. WHERE CAN I ALLOCATE MY PREMIUM PAYMENTS?

     a) You can allocate your premium payments to one or more of the following Allocation Alternatives:

        (i) SEPARATE ACCOUNT

             The Separate Account currently consists of 32 Investment Divisions. The available Investment Divisions are listed on the first page of this Prospectus. When you allocate a premium payment to one of the Investment Divisions, the Separate Account will invest your premium payment exclusively in shares of the corresponding Eligible Portfolio of the relevant Fund.

        (ii) FIXED ACCOUNT

             Each premium payment, or the portion of any premium payment, you allocate to the Fixed Account will reflect a guaranteed interest rate.

     b) You can also allocate your premium payment to the 6-month DCA Advantage Account. NYLIAC will credit interest to amounts held in the DCA Advantage Account at rates we have set in advance. The DCA Advantage allows you to set up automatic dollar cost averaging from the DCA Advantage Account into the Investment Divisions. (See "THE POLICIES--Dollar Cost Averaging (DCA) Program--The DCA Advantage Account.")

3. CAN I MAKE TRANSFERS AMONG THE INVESTMENT DIVISIONS AND THE FIXED ACCOUNT?

     You can transfer all or part of the Accumulation Value of your policy between the Investment Divisions at least 30 days before the Annuity Commencement Date. Generally, you can transfer a minimum amount of $500, unless we agree otherwise. You can make unlimited transfers each Policy Year, subject to the "Limits on Transfers" section. However, we reserve the right to impose a fee of $30 per transfer after the first 12 in a given Policy Year. (See "THE POLICIES--Transfers.")

     You can make transfers to the Investment Divisions from the DCA Advantage Account, although certain restrictions may apply. (See "THE POLICIES--Dollar Cost Averaging (DCA) Program--The DCA Advantage Plan Account.") In addition, you can request transfers through the traditional Dollar Cost Averaging or Automatic Asset Reallocation options described in this Prospectus.

     You can only transfer interest earned on monies allocated in the Fixed Account to the Investment Divisions. TRANSFERS FROM THE INVESTMENT DIVISIONS OR THE DCA ADVANTAGE ACCOUNT INTO THE FIXED ACCOUNT ARE NOT PERMITTED.

4. WHAT CHARGES ARE ASSESSED AGAINST THE POLICY?

     Before the date we start making Income Payments to you, we will impose a Mortality and Expense Risk and Administrative Costs charge equal, on an annual basis, to 1.70% of your Adjusted Premium Payments. The charge will be deducted from the Investment Divisions through a reduction in Accumulation Units at the end of each policy quarter. A pro-rata portion of the charge will be deducted upon the payment of death proceeds and on the date the policy is surrendered. In addition, we will deduct a policy service charge of $30 on each Policy Anniversary and upon the surrender of the policy if on that date the Accumulation Value is below $100,000. (See "CHARGES AND DEDUCTIONS.")

     We impose a surrender charge on certain partial withdrawals or surrenders of the policies. This charge is assessed as a percentage of the amount of premium payment withdrawn during the first eight Payment Years following each premium payment. We keep track of each premium payment and assess a charge based on the length of time a premium payment is in your policy before it is withdrawn. The percentage declines after the first three Payment Years as follows:

PAYMENT YEAR                                                  SURRENDER CHARGE
------------                                                  ----------------
1...........................................................         8%
2...........................................................         8%
3...........................................................         8%
4...........................................................         7%
5...........................................................         6%
6...........................................................         5%
7...........................................................         4%
8...........................................................         3%
9+..........................................................         0%

     For purposes of calculating the surrender charge, we treat withdrawals as coming from the oldest premium payment first (on a first-in, first-out basis).

     You can make withdrawals from the policy free of surrender charges based on certain limitations. In any one Policy Year, you may withdraw free of a surrender charge the greatest of (a) 10% of the Accumulation Value at the time of the withdrawal; (b) the Accumulation Value less the accumulated premium payments; or (c) 10% of the Accumulation Value as of the prior Policy Anniversary. (See "CHARGES AND DEDUCTIONS--Surrender Charges" and "EXCEPTIONS TO SURRENDER CHARGES.")

     If you select the Investment Protection Plan ("IPP") Rider (in jurisdictions where available), we will deduct a charge at the end of each policy quarter, based on the amount that is guaranteed. (See "OTHER CHARGES--Investment Protection Plan Rider Charge.") The maximum annual charge for this feature is 1% of the amount that is guaranteed. To the extent permitted by law, we may deduct a charge from your Accumulation Value if you cancel the Investment Protection Plan Rider. We call this charge a Rider Risk Charge Adjustment. (See "OTHER CHARGES--Rider Risk Charge Adjustment.") The maximum Rider Risk Charge Adjustment is 2% of the amount that is guaranteed. We set both of these charges at our sole discretion, subject to the stated maximums. You should consult with your registered representative to determine the percentages we are currently charging before you select this rider. We will not increase either of these charges after the date the rider becomes effective. However, if you reset the rider, the charge for the new reset amount will be based on the charges that are in effect at that time.

     If you select the Enhanced Beneficiary Benefit ("EBB") Rider (in jurisdictions where available), we will deduct a charge at the end of each policy quarter that the Rider is in effect based on the Accumulation Value as of that date. We will deduct this charge beginning in the first policy quarter after the Policy Date. This charge will be deducted from each Investment Division, in proportion to its percentage of the Accumulation Value on the last Business Day of the applicable quarter. The maximum annual charge is 1.00% of the policy's Accumulation Value, applied on a quarterly basis. We may set a lower charge at our sole discretion. You should consult with your registered representative to determine the percentage we are currently charging before you select this rider. The current charge for the EBB Rider is 0.30% of the policy's Accumulation Value, applied on a quarterly basis (0.075% per quarter). This charge will not change once your policy is issued.

     If you select the Annual Death Benefit Reset Rider ("ADBR") (in jurisdictions where available), we will deduct a charge at the end of each policy quarter that the Rider is in effect based on the amount that is reset on the last policy anniversary. This charge will be deducted from each Investment Division, in proportion to its percentage of the Accumulation Value. The maximum annual charge is 1.00% of the amount that is reset on the last policy anniversary, applied on a quarterly basis. You should consult with your registered representative to determine the percentage we are currently charging before you select this rider. We may set a lower charge at our sole discretion.

     As of the date of this Prospectus, the charges are as follows:

AGE OF OLDEST
OWNER OR ANNUITANT                                                 ANNUAL CHARGE
------------------                                                 -------------
65 or younger.............................................  0.30% (0.075% per quarter)
66 to 75 inclusive........................................  0.35% (0.0875% per quarter)

     Finally, the value of the shares of each Fund reflects advisory fees, administration fees and other expenses deducted from the assets of each Fund. (See the Fund prospectuses which accompany this Prospectus.)

5. WHAT ARE THE MINIMUM INITIAL AND MAXIMUM ADDITIONAL PREMIUM PAYMENTS?

     Unless we permit otherwise, the minimum initial premium payment is $2,000 for Qualified Policies and $5,000 for Non-Qualified Policies. You can make additional premium payments of at least $2,000 for Qualified Policies and $5,000 for Non-Qualified Policies, or such lower amount as we may permit at any time. Premium payments may be sent to NYLIAC at the address listed in Question 15 of this Prospectus. We may agree to other methods of payment. The maximum aggregate amount of premium payments we will accept is $1,000,000, without prior approval. For Qualified Policies, you may not make premium payments in excess of the amount permitted by law for the plan.

     In the states of Alabama, Maryland, Massachusetts, New Jersey, Oregon, South Carolina, Utah and Washington, NYLIAC is offering a modified version of the LifeStages(R) Elite Variable Annuity policies ("policies"). Please be aware that this product may not be approved for sale in all of these jurisdictions at the current time. Please check with your registered representative for current availability. In these states, unless we permit otherwise, the minimum initial premium payment is $5,000 for both Qualified and Non-Qualified Policies. You can make additional premium payments of at least $5,000 for both Qualified and Non-Qualified policies, or such lower amount as we may permit during Policy Year 1. Premium Payments may be sent to NYLIAC at the address listed in Question 15 of this Prospectus. We may agree to other methods of payment. The maximum aggregate amount of premium payments we accept is $1,000,000, without prior approval. For Qualified Policies, you may not make premium payments in excess of the amount permitted by law for the plan.

6. HOW ARE PREMIUM PAYMENTS ALLOCATED?

     We will allocate the initial premium payment to the Investment Divisions, Fixed Account and DCA Advantage Plan Account you have selected within two Business Days after receipt, subject to our receipt of all information necessary to issue a policy. Subsequent premium payments will be allocated at the close of the Business Day on which they are received. You may raise or lower the percentages of the premium payment (which must be in whole number percentages) you place in each Investment Division, Fixed Account and DCA Advantage Plan Account at the time you make a premium payment. The minimum amount which you may place in any one Investment Division Fixed Account and DCA Advantage Plan Account is $25, or such lower amount as we may permit. We reserve the right to limit the amount of a premium payment that you may place in any one Allocation Alternative and the number of Investment Divisions to which you allocate your Accumulation Value.

7. MAY NYLIAC TERMINATE MY POLICY?

     If the Accumulation Value of your policy is less than $2,000 or is insufficient to cover the Annual Policy Service Charge, the Mortality & Expense Risk and Administrative Costs charge, and optional rider charges, we reserve the right to terminate your policy, subject to applicable state laws. We will notify you of our intention to exercise this right 90 days prior to terminating your policy. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum.

8. CAN I WITHDRAW MONEY FROM THE POLICY BEFORE THE ANNUITY COMMENCEMENT DATE?

     You may make withdrawals from your policy before the Annuity Commencement Date and while the Annuitant is still alive. Your withdrawal request must be in a form that is acceptable to us. Under most circumstances, you may make a minimum partial withdrawal of $500. Withdrawals may be subject to a surrender charge. In addition, you may have to pay income tax and a 10% penalty tax may apply if you are under age 59 1/2. (See "DISTRIBUTIONS UNDER THE POLICY" and "FEDERAL TAX MATTERS.")

9. HOW WILL NYLIAC MAKE INCOME PAYMENTS ON THE ANNUITY COMMENCEMENT DATE?

     We will make Income Payments on a fixed basis. We do not currently offer a variable income payment option. We will make payments under the Life Income Payment Option over the life of the Annuitant with a guarantee of 10 years of payments, even if the Annuitant dies sooner. Income Payments will always be the same specified amount. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments.") We may offer other options, at our discretion, where permitted by state law.

10. WHAT HAPPENS IF I DIE OR THE ANNUITANT DIES BEFORE THE ANNUITY COMMENCEMENT DATE?

     If you or the Annuitant dies before the Annuity Commencement Date, we will pay the Beneficiary under the policy an amount equal to the greater of:

        (a) the Accumulation Value or

        (b) the sum of all premium payments made, less any partial withdrawals and surrender charges previously imposed, less any policy service charges, mortality and expense risk and administrative costs charge or rider charges.

     If the Beneficiary is the spouse of the Annuitant or the owner, see Question 11. (Also see "DISTRIBUTIONS UNDER THE POLICY--Death Before Annuity Commencement" and "FEDERAL TAX MATTERS.")

11. WHAT HAPPENS IF MY SPOUSE IS THE BENEFICIARY?

     If you are the owner and Annuitant and you die before the Annuity Commencement Date, your spouse may continue the policy as the new owner and Annuitant if he/she is also the sole primary Beneficiary (for Non-Qualified, IRA, Roth IRA, and SEP policies; only Inherited IRA policies are excluded). If your spouse chooses to continue the policy, we will not pay the death benefit proceeds as a consequence of your death, or the Annuitant's death. If you select the EBB Rider and the Enhanced Spousal Continuance (ESC) Rider applies, see the EBB and ESC Riders for details.

12. CAN I RETURN THE POLICY AFTER IT IS DELIVERED?

     You can cancel the policy by returning it to us, or to the registered representative through whom you purchased it, within 10 days of delivery of the policy or such longer period as required under state law. Except in jurisdictions where you are entitled by law to receive the total of premium payments less any prior partial withdrawals, we will return the Accumulation Value on the date we receive the policy. We will set forth the provision in your Policy.

13. WHAT ABOUT VOTING RIGHTS?

     You can instruct NYLIAC how to vote shares of the Funds in which you have a voting interest through the Separate Account. (See "VOTING RIGHTS.")

14. ARE POLICY LOANS AVAILABLE?

     Policy loans are not available.

15. HOW DO I CONTACT NYLIAC?

                          GENERAL INQUIRIES AND WRITTEN REQUESTS  PREMIUM PAYMENTS
                          --------------------------------------  ----------------------------------
REGULAR MAIL              NYLIAC Variable Products Service        NYLIAC
                          Center                                  75 Remittance Drive
                          Madison Square Station                  Suite 3021
                          P.O. Box 922                            Chicago, IL 60675-3021
                          New York, NY 10159

EXPRESS MAIL              NYLIAC Variable Products Service        NYLIAC, Suite 3021
                          Center                                  c/o The Northern Trust Bank
                          51 Madison Avenue                       350 North Orleans Street
                          Room 452                                Receipt & Dispatch, 8th Floor
                          New York, NY 10010                      Chicago, IL 60654

CUSTOMER SERVICE          (800) 598-2019
AND UNIT VALUES

     You may send service requests to us at the Variable Products Service Center ("VPSC") addresses listed above. In addition, as described below, you can contact us through the Internet at our Virtual Service Center ("VSC") and through an automated telephone service called the Interactive Voice Response System ("IVR"). (See "Virtual Service Center and Interactive Voice Response System.")

                              FINANCIAL STATEMENTS

     The balance sheet of NYLIAC as of December 31, 2002 and 2001 and the statements of income, of stockholder's equity and of cash flows for the three years in the period ended December 31, 2002, (including the report of independent accountants) are included in the Statement of Additional Information. As of the date of this Prospectus, the sale of these policies had not begun. Therefore, no financial statements for the Separate Account are presented. The independent accountants are PricewaterhouseCoopers LLP, New York, N.Y.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            AND THE SEPARATE ACCOUNT

     NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies we describe in this Prospectus, NYLIAC offers other life insurance policies and annuities.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company doing business in New York since 1845. NYLIAC held assets of $45 billion at the end of 2002. New York Life has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

     THE SEPARATE ACCOUNT

     The Separate Account was established on June 10, 2003, pursuant to resolutions of the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940. The Securities and Exchange Commission, however, does not supervise the management, or the investment practices or policies, of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from our other assets. The Separate Account assets are not chargeable with liabilities incurred in any of NYLIAC's other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of that Separate Account). The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the DCA Account and any other separate account of NYLIAC.

     The Separate Account currently has 32 Investment Divisions that are available under this policy. Premium payments allocated to the Investment Divisions are invested solely in the corresponding Eligible Portfolios of the relevant Fund.

     THE PORTFOLIOS

     The assets of each Eligible Portfolio are separate from the others and each such Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. Depending on market conditions, you can make or lose money in any of the Investment Divisions. Portfolios described in this Prospectus are different from portfolios that may have similar names but are available directly to the general public. Investment results may differ.

     WE OFFER NO ASSURANCE THAT ANY OF THE ELIGIBLE PORTFOLIOS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES.

     The Funds also make their shares available to certain other separate accounts funding variable life insurance policies offered by NYLIAC. This is called "mixed funding." Except for the MainStay VP Series Fund, all other Funds also make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called "shared funding." Although we do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various contracts participating in a certain Fund might at some time be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

     NYLIAC provides administration and distribution services in connection with the investment of premium payments in certain of the Investment Divisions which, in turn, invest in the Eligible Portfolios. These services include, among others, providing information about, and promoting the distribution of, the Eligible Portfolios. We receive compensation from the Funds, or from the Funds' investment advisers or service providers (who may be affiliates of NYLIAC), in return for both administrative and/or distribution services. Currently, we receive compensation under various administrative services arrangements in amounts ranging from 0.10% to

0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We receive compensation under various distribution services arrangements in amounts ranging from 0.05% to 0.25% annually of the aggregate net asset value of shares of some of the Eligible Portfolios held by the Investment Divisions.

     The Eligible Portfolios of the relevant Funds, along with their investment advisers, are listed in the following table:


-------------------------------------------------------------------------------------------------------------------
             FUND                      INVESTMENT ADVISERS                       ELIGIBLE PORTFOLIOS
-------------------------------------------------------------------------------------------------------------------
MainStay VP Series Fund, Inc.    New York Life Investment         MainStay VP Bond--Service Class;
                                 Management LLC                   MainStay VP Capital Appreciation--Service Class;
                                                                  MainStay VP Cash Management;
                                                                  MainStay VP Convertible--Service Class;
                                                                  MainStay VP Equity Income--Service Class;
                                                                  MainStay VP Government--Service Class;
                                                                  MainStay VP Growth Equity--Service Class;
                                                                  MainStay VP High Yield Corporate Bond--
                                                                    Service Class;
                                                                  MainStay VP Indexed Equity--Service Class;
                                                                  MainStay VP International Equity--Service Class;
                                                                  MainStay VP Mid Cap Core--Service Class;
                                                                  MainStay VP Mid Cap Growth--Service Class;
                                                                  MainStay VP Small Cap Growth--Service Class;
                                                                  MainStay VP Total Return--Service Class;
                                                                  MainStay VP Value--Service Class;
                                                                  MainStay VP American Century Income &
                                                                     Growth--Service Class;
                                                                  MainStay VP Dreyfus Large Company Value--
                                                                    Service Class;
                                                                  MainStay VP Eagle Asset Management Growth
                                                                    Equity--Service Class;
                                                                  MainStay VP Lord Abbett Developing Growth--
                                                                    Service Class

-------------------------------------------------------------------------------------------------------------------
The Alger American Fund          Fred Alger Management, Inc.      Alger American Small Capitalization--Class S
                                                                    Shares

-------------------------------------------------------------------------------------------------------------------
Calvert Variable Series, Inc.    Calvert Asset Management         Calvert Social Balanced
                                 Company

-------------------------------------------------------------------------------------------------------------------
Dreyfus Investment Portfolios    The Dreyfus Corporation          Dreyfus IP Technology Growth--Service Shares

Fidelity Variable Insurance      Fidelity Management and          Fidelity(R) VIP Contrafund(R)--Service Class 2
Products Fund                    Research Company                 Fidelity(R) VIP Equity-Income--Service Class 2
                                                                  Fidelity(R) VIP Mid Cap--Service Class 2

-------------------------------------------------------------------------------------------------------------------
Janus Aspen Series               Janus Capital Management LLC     Janus Aspen Series Balanced--Service Shares;
                                                                  Janus Aspen Series Worldwide Growth--
                                                                    Service Shares

-------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance        MFS(R) Investment Management     MFS(R) Investors Trust Series--Service Class
Trust(SM)                                                         MFS(R) Research Series--Service Class

-------------------------------------------------------------------------------------------------------------------
The Universal Institutional      Van Kampen*                      Van Kampen UIF Emerging Markets Equity--Class II
Funds, Inc.

-------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Series,     T. Rowe Price Associates, Inc.   T. Rowe Price Equity Income Portfolio--II
Inc.

-------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance      Van Eck Associates Corporation   Van Eck Worldwide Hard Assets
Trust

-------------------------------------------------------------------------------------------------------------------

* Morgan Stanley Investment Management Inc., the investment adviser of the Van Kampen UIF Emerging Markets Equity Portfolio, does business in certain instances as Van Kampen.

Please refer to the accompanying prospectuses of the respective Funds for a complete description of the Funds, the investment advisers, subadvisers and the Portfolios. The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to a particular Eligible Portfolio.

     ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

     NYLIAC retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Eligible Portfolio shares held by any Investment Division. NYLIAC reserves the right to eliminate the shares of any of the Eligible Portfolios and to substitute shares of another portfolio of a Fund, or of another registered open-end management investment company. We may do this if the shares of the Eligible Portfolios are no longer available for investment or if we believe investment in any Eligible Portfolio would become inappropriate in view of the purposes of the Separate Account. To the extent required by law, we will not make substitutions of shares attributable to your interest in an Investment Division until you have been notified of the change. This does not prevent the Separate Account from purchasing other securities for other series or classes of policies, or from processing a conversion between series or classes of policies on the basis of requests made by policy owners.

     We may establish new Investment Divisions when we determine, in our sole discretion, that marketing, tax, investment or other conditions so warrant. We will make any new Investment Divisions available to existing policy owners on a basis we determine. We may also eliminate one or more Investment Divisions, if we determine, in our sole discretion, that marketing, tax, investment or other conditions warrant.

     In the event of any substitution or change, NYLIAC may, by appropriate endorsement, change the policies to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the Investment Company Act of 1940, (b) deregister it under such Act in the event such registration is no longer required, (c) combine the Separate Account with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Accounts, as permitted by law.

     REINVESTMENT

     We automatically reinvest all dividends and capital gain distributions from Eligible Portfolios in shares of the distributing Portfolio at their net asset value on the payable date.

                                  THE POLICIES

     This is a flexible premium policy which means additional premium payments can be made. It is issued on the lives of individual Annuitants.

     The policies are variable. This means that the Accumulation Value will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account and the DCA Advantage Plan Account may also vary. NYLIAC does not guarantee the investment performance of the Separate Account or of the Funds. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Funds' investments.

     As the owner of the policy, you have the right to (a) change the Beneficiary, (b) name a new owner (on Non-Qualified Policies only) (c) receive Income Payments (d) name a payee to receive Income Payments; and (e) transfer funds among the Investment Divisions. You cannot lose these rights. However, all rights of ownership cease upon your death.

     SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU

     In addition to the LifeStages(R) Elite Variable Annuity policy described in this Prospectus, we offer other variable annuities, each having different features, fees and charges. Your registered representative can help you decide which is best for you based on your individual circumstances, time horizon and policy feature preferences.

     The following chart outlines some of the different features for each LifeStages(R) variable annuity we offer. The availability of optional policy features, such as those mentioned in the chart, may increase the cost of the policy. Therefore, when selecting a policy, you should consider what policy features you plan to use within your variable annuity. You should also consider the different surrender charge period associated with each policy in light of the length of time you plan to hold your policy (i.e., your time horizon). If you intend to make multiple contributions to your policy over time, you may want to consider a surrender charge period that is based on the policy date. If you intend to make a single contribution or limited contributions over time, you may want to consider a policy with a surrender charge period that is based on each premium payment. In addition to the surrender charges, you should also evaluate the available policy features and the different fees associated with each of the features and of the policy.

     Your registered representative can provide you with a prospectus for one or more of these annuities, which contains more complete information on these and other policy features.

-----------------------------------------------------------------------------------------------------------------------
                                  LIFESTAGES(R) ELITE         LIFESTAGES(R) ESSENTIALS    LIFESTAGES(R) PREMIUM PLUS II
                                    VARIABLE ANNUITY            VARIABLE ANNUITY(1)            VARIABLE ANNUITY(1)
-----------------------------------------------------------------------------------------------------------------------
Surrender Charge Period       8 Years (8%, 8%, 8%, 7%, 6%,  7 Years (7%, 7%, 7%, 6%, 6%,  8 Years (8%, 8%, 8%, 7%, 6%,
                              5%, 4%, 3% -- based on each            5%, 4% --            5%, 4%, 3% -- based on each
                                 premium payment date)         based on each premium         premium payment date)*
                                                                   payment date)
-----------------------------------------------------------------------------------------------------------------------
DCA Advantage Plan               Yes (6 month account)          Yes (6, 12, 18 month         Yes (6 month account)
                                                                     accounts)
-----------------------------------------------------------------------------------------------------------------------
Interest Sweep                            Yes                           Yes                           Yes
-----------------------------------------------------------------------------------------------------------------------
Premium Credit                             No                            No                           Yes
-----------------------------------------------------------------------------------------------------------------------
Fixed Account                 Yes:                          Yes:                                      Yes
                              - One-Year Fixed Account      - One-Year Fixed Account
                                                            - Three-Year Fixed Account
-----------------------------------------------------------------------------------------------------------------------
Death Benefit Guarantee          Annual reset to age 80        Annual reset to age 80        Annual reset to age 80
-----------------------------------------------------------------------------------------------------------------------
Annual Death Benefit Reset    Ages 65 or younger:  0.30%                N/A                           N/A
Charge                        Ages 66 to 75:        0.35%
-----------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk    1.70%                         1.45%                         1.75%
and Administration Costs      Based on Adjusted Premium     Based on assets of the        Based on assets of the
Charge                        Payments.                     Separate Account.             Separate Account.
(Deducted from the Separate   Charge is not reflected in    Charge is reflected in the    Charge is reflected in the
Account)                      the Accumulation Unit Value   Accumulation Unit Value       Accumulation Unit Value
-----------------------------------------------------------------------------------------------------------------------
Annual Policy Service Charge              $30                           $30                           $30
-----------------------------------------------------------------------------------------------------------------------
Minimum Cash Value Required             $100,000                      $50,000                       $100,000
to Waive Annual Policy
Service Charge
-----------------------------------------------------------------------------------------------------------------------

----------------------------  ----------------------------------------------------------
                                  LIFESTAGES(R) SELECT         LIFESTAGES(R) FLEXIBLE
                                  VARIABLE ANNUITY(1)         PREMIUM VARIABLE ANNUITY
----------------------------  ----------------------------------------------------------
Surrender Charge Period       3 Years (8%, 8%, 7% -- based  9 Years (7%, 7%, 7%, 6%, 5%,
                                on each premium payment      4%, 3%, 2%, 1% -- based on
                                         date)                      policy date)
---------------------------------------------------------------------------------------------------------------------
DCA Advantage Plan                Yes (6 and 12 month                    No
                                       accounts)
-----------------------------------------------------------------------------------------------------------------------
Interest Sweep                            Yes                           Yes
-----------------------------------------------------------------------------------------------------------------------
Premium Credit                             No                            No
-----------------------------------------------------------------------------------------------------------------------
Fixed Account                             Yes                           Yes
-----------------------------------------------------------------------------------------------------------------------
Death Benefit Guarantee          Annual reset to age 80        3 year reset to age 85
-----------------------------------------------------------------------------------------------------------------------
Annual Death Benefit Reset                N/A                           N/A
Charge
-----------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk    1.85%                         1.40%
and Administration Costs      Based on assets of the        Based on assets of the
Charge                        Separate Account.             Separate Account.
(Deducted from the Separate   Charge is reflected in the    Charge is reflected in the
Account)                      Accumulation Unit Value       Accumulation Unit Value
-----------------------------------------------------------------------------------------------------------------------
Annual Policy Service Charge              $50                           $30
-----------------------------------------------------------------------------------------------------------------------
Minimum Cash Value Required             $100,000                      $20,000
to Waive Annual Policy
Service Charge
-----------------------------------------------------------------------------------------------------------------------

(1) All policies and features may not be available in all jurisdictions.
 *  May be different in some jurisdictions.

     QUALIFIED AND NON-QUALIFIED POLICIES

     We designed the policies primarily for the accumulation of retirement savings, and to provide income at a future date. We issue both Qualified and Non-Qualified Policies. Both types of policies offer tax-deferred accumulation. You may purchase a Non-Qualified Policy to provide for retirement income other than through a tax-qualified plan. You may purchase a Qualified Policy for use with any one of the tax-qualified plans listed below.

     (1) Section 403(b) Tax Sheltered Annuities purchased by employees of certain tax-exempt organizations and certain state-supported educational institutions;

     (2) Section 408 or 408A Individual Retirement Annuities ("IRAs"), including Roth IRAs and Inherited IRAs; and

     Please see "Federal Tax Matters" for a detailed description of these plans.

     If you are considering a Qualified Policy, you should be aware that this annuity will fund a retirement plan that already provides tax deferral under the Internal Revenue Code. In such situations, the tax deferral of the annuity does not provide additional benefits. In addition, you should be aware that there are fees and charges in an annuity that may not be included in other types of investments which may be more or less costly. However, the fees and charges under the policies are designed to provide for certain payment guarantees and features other than tax deferral that may not be available in other investments. They include:

     (1) a death benefit that is payable should you die while the policy is in force, which is guaranteed to be at least the amount of your premium payments, less any partial withdrawals, policy service charges, mortality and expense risk and administrative costs charges and rider charges;

     (2) the option for your Beneficiary to receive a guaranteed amount of monthly income for his or her lifetime should you die prior to the Annuity Commencement Date;

     (3) the option to receive (without surrender charges) a guaranteed amount of monthly income for life after the first Policy Year;

     (4) two riders (an Unemployment Benefit Rider and a Living Needs Benefit Rider), which allow you to withdraw money from your policy without the imposition of surrender charges, subject to the terms of each rider;

     (5) the option for your spouse to continue the policy upon your death prior to the Annuity Commencement Date if your spouse is named the sole primary Beneficiary;

     (6) a Fixed Account option which offers a guaranteed fixed interest rate;

     (7) an Interest Sweep feature which provides the opportunity to allocate interest earned on monies in the Fixed Account to the Investment Divisions under the policy.

     These features are explained in detail in this Prospectus. You should consult with your tax or legal advisor to determine if the policy is suitable for your tax qualified plan.

     POLICY APPLICATION AND PREMIUM PAYMENTS

     You can purchase a policy by completing an application. The application is sent to us with your initial premium payment. If the application is complete and accurate and we have received all other information necessary to process the application, we will credit the initial premium payment within two Business Days after receipt. If we cannot credit the initial premium payment within five Business Days after we receive it because the application is incomplete or inaccurate, we will contact you and explain the reason for the delay. Unless you consent to NYLIAC's retaining the initial premium payment and crediting it as soon as the necessary requirements are fulfilled, we will offer to refund the initial premium payment immediately. Acceptance of applications is subject to NYLIAC's rules. We reserve the right to reject any application or initial premium payment. Our rules generally require that only one policy owner be named. However, there are exceptions to these rules, such as when the application is related to certain exchanges of in-force annuities in accordance with Section 1035 of the Internal Revenue Code.

     We will allocate the initial premium payment to the Fixed Account or DCA Advantage Account and Investment Divisions you have chosen immediately. We reserve the right to limit the amount of a premium payment that you may place in any one Allocation Alternative. We credit subsequent premium payments to the policy at the close of the Business Day on which they are received by NYLIAC. You are encouraged to send subsequent premium payments directly as indicated in the response to Question 15.

     You may allocate premium payments in up to 32 Investment Divisions, the Fixed Account and the DCA Advantage Account. Moreover, you may increase or decrease the percentages of premium payments (which must be in whole number percentages) allocated to each Investment Division at the time a premium payment is made.

     Unless we permit otherwise, the minimum initial premium payment is $2,000 for Qualified Policies and $5,000 for Non-Qualified Policies. You may make additional premium payments of at least $2,000 for Qualified Policies and $5,000 for Non-Qualified policies each or such lower amount as we may permit at any time or by any other method NYLIAC makes available. Additional premium payments can be made until you or the Annuitant reach(es) age 85. The current available methods of payment are direct payments to NYLIAC and any other method agreed to by us. You may make premium payments at any time before the Annuity Commencement Date and while you and the Annuitant are living. The maximum aggregate amount of premium payments we accept is $1,000,000 without prior approval. NYLIAC reserves the right to limit the dollar amount of any premium payment. For Qualified Policies, you may not make premium payments in any Policy Year that exceed the amount permitted by the plan or by law.

     In the states of Alabama, Maryland, Massachusetts, New Jersey, Oregon, South Carolina, Utah and Washington, NYLIAC is offering a modified version of the LifeStages(R) Elite Variable Annuity policies ("policies"). Please be aware that the product may not be approved for sale in all of these jurisdictions at the current time. Please check with your registered representative for current availability. In these states, unless we permit otherwise, the minimum initial premium payment is $5,000 for both Qualified and Non-Qualified Policies. You can make additional premium payments of at least $5,000 for both Qualified Policies and Non-Qualified Policies, or such lower amount as we may permit. Premium Payments may be sent to NYLIAC at the address listed in Question 16 of this Prospectus. We may agree to other methods of payment. The maximum aggregate amount of premium payments we accept is $1,000,000, without prior approval. For Qualified Policies, you may not make premium payments in excess of the amount permitted by law for the plan.

     PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

     If your premium payment is returned for insufficient funds, we reserve the right to reverse the investment options chosen and charge you a $20 fee for each returned payment. In addition, the Fund may also redeem shares to cover any losses it incurs as a result of a returned payment. If a payment is returned for insufficient funds for two consecutive periods, the privilege to pay by check or electronically will be suspended until you notify us to reinstate it, and we agree.

     YOUR RIGHT TO CANCEL ("FREE LOOK")

     You may cancel the policy by returning it to us, or to the registered representative through whom you purchased it, within 10 days of delivery of the policy or such longer period as required under state law. Except in states where you are entitled by law to receive the total of premium payments less any prior partial withdrawals, we will return the Accumulation Value on the date we receive the policy. We will set forth this provision in your Policy.

     ISSUE AGES

     We can issue Non-Qualified Policies if both you and the Annuitant are not older than age 85. We will accept additional premium payments until either you or the Annuitant reaches the age of 85, unless we agree otherwise.

     For IRA, Roth IRA, TSA and SEP plans, you must also be the Annuitant. We can issue Qualified Policies if the Owner/Annuitant is between the ages of 18 and 85 (0-85 for Inherited IRAs). We will accept additional premium payments until the Owner/Annuitant reaches the age of 85, unless otherwise limited by the terms of a particular plan or unless we agree otherwise.

     TRANSFERS

     You may transfer amounts between the Investment Divisions of the Separate Account or from the DCA Advantage Account into the Investment Divisions (see "The DCA Advantage Account"). You may also transfer interest earned on monies in the Fixed Account into the Investment Divisions. This may be done periodically by electing the Interest Sweep option described in this Prospectus. No other transfers from the Fixed Account are allowed. You may not make transfers into the DCA Advantage Plan Account or the Fixed Account. Except in connection with transfers made pursuant to the Dollar Cost Averaging and Automatic Asset Reallocation options, the minimum that you may transfer from one Investment Division to other Investment Divisions is $500. Except for the Dollar Cost Averaging and Automatic Asset Reallocation options, if the value of the remaining Accumulation Units in an Investment Division would be less than $500 after you make a transfer, we will transfer the entire value unless NYLIAC in its discretion determines otherwise. The amount(s) transferred to other Investment Divisions must be a minimum of $25 for each Investment Division, except for transfers made under the Interest Sweep option.

     There is no charge for the first 12 transfers in any one Policy Year. NYLIAC reserves the right to charge up to $30 for each transfer in excess of 12, subject to any applicable state insurance law requirements. Any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation, Interest Sweep and the DCA Advantage Plan options will not count as a transfer toward the 12 transfer limit. You can only transfer interest earned from the Fixed Account to the Investment Divisions.

     You can request a transfer in four ways:

     - submit your request in writing on a form we approve to the Variable Products Service Center at the addresses listed in Question 15 of this Prospectus (or any other address we indicate to you in writing);

     - use the Interactive Voice Response System at 800-598-2019;

     - speak to a Customer Service Representative at 800-598-2019 on Business Days between the hours of 8:00 a.m. and 6:00 p.m. (Eastern Time); or

     - make your request through the Virtual Service Center.

     Your transfer requests must be in writing on a form approved by NYLIAC or by telephone in accordance with established procedures. (See "Virtual Service Center and Interactive Voice Response System.")

     NYLIAC is not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures. We must receive telephone transfer requests no later than 4:00 p.m. Eastern Time in order to assure same-day processing. We will process requests received after 4:00 p.m. on the next Business Day.

     (a) Limits on Transfers

     Your right to make transfers under the policy is subject to modification if we determine, in our sole opinion, that the exercise of that right will disadvantage or potentially hurt the rights or interests of other policyowners. Any modification could be applied to transfers to or from some or all of the Investment Divisions and could include, but not be limited to, not accepting a transfer request from any person, asset allocation and/or market timing services made on behalf of policyowners and/or limiting the amount that may be transferred into or out of any Investment Division at any one time. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the actual or potential disadvantage of other policyowners.

     Currently we reserve the right to reject, without prior notice, transfer requests into or out of any Investment Division if the amount of the request (either alone or when combined with amounts from other policies owned by or under the control of the same individual or entity) would exceed $500,000.

     Also, if you or someone acting on your behalf requests more than two transfers into or out of one or more Investment Divisions within any 30-day period, and/or requests one or more transfers of sums in excess of the $500,000 limit described above, we currently reserve the right to require that all subsequent transfer requests for your policy be made through the U.S. mail or an overnight courier. We will provide you with written notice prior to implementing this limitation.

     In addition, orders for the purchase of portfolio shares are subject to acceptance by the relevant Fund. We reserve the right to reject, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding portfolio is not accepted by the Fund for any reason.

VIRTUAL SERVICE CENTER ("VSC") AND INTERACTIVE VOICE RESPONSE ("IVR") SYSTEM

     Through the VSC and the IVR, you can get up-to-date information about your policy and request transfers. The VSC and IVR are not available to corporate policy owners or trusts that own policies.

     To enable you to access the VSC and IVR, you will automatically receive a Personal Identification Number (PIN). With your Social Security Number, the PIN will give you access to both the VSC on our corporate website, www.newyorklife.com, and the IVR using the toll-free number 1-800-598-2019. You should protect your PIN and your Social Security number, because our self-service options will be available to anyone who provides your Social Security number and your PIN; we will not be able to verify that the person providing electronic service instructions via the VSC or IVR is you or is authorized by you.

     As described herein we will use reasonable procedures to make sure that the instructions we receive through the VSC and IVR are genuine. We are not responsible for any loss, cost or expense for any actions we take based on instructions received through IVR or VSC which we believe are genuine. We will confirm all transactions in writing.

     Service requests are binding on all owners if the policy is jointly owned. Financial requests received after 4:00 p.m. (Eastern Time) or on non-Business Days will be processed as of the next Business Day.

     Availability of the VSC or IVR may temporarily be interrupted at certain times. We do not assume responsibility for any loss while service is unavailable.

     VSC

     The VSC is available Monday through Saturday, from 7 a.m. until 10 p.m. (Eastern Time).

     The VSC enables you to:

        -- e-mail your registered representative or the VPSC;

        -- obtain current policy values;

        -- transfer assets between investment options;

        -- change the allocation of future premium payments;

        -- change your address; and

        -- obtain service forms.

     IVR

     The IVR is available 24 hours a day, seven days a week. We record all calls.

     The IVR enables you to:

        -- obtain current policy values;

        -- transfer assets between investment options;

        -- change the allocation of future premium payments;

        -- speak with one of our Customer Service Representatives on Business
           Days, between the hours of 8:00 a.m. to 6:00 p.m. (Eastern Time).

     You can authorize a third party to have access in the IVR to your policy information and to make fund transfers, allocation changes and other permitted transactions by completing a Telephone Request Form. A Customer Service Representative will require certain identifying information (Social Security number, address of record, date of birth) before taking any requests or providing any information to ensure that the individual giving instructions is authorized. See "The Policies -- Transfers" for information on how to transfer assets between Investment Divisions.

     Facsimile requests are not acceptable and will not be honored at any time.

     DOLLAR COST AVERAGING PROGRAMS

     The main objective of dollar cost averaging is to achieve an average cost per share that is lower than the average price per share during volatile market conditions. Since you transfer the same dollar amount to an Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar cost averaging does not assure a profit or protect against a loss in declining markets. Because it involves continuous investing regardless of price levels, you should consider your financial ability to continue to make purchases during periods of low price levels. NYLIAC will also offer the DCA Advantage Plan under which you may utilize the 6-month Account. (See "THE POLICIES--The DCA Advantage Plan.") We do not count transfers under our Dollar Cost Averaging programs as part of your 12 free transfers each policy year.

     We have set forth below an example of how dollar cost averaging works. In the example, we have assumed that you want to move $100 from the MainStay VP Cash Management Investment Division to the MainStay VP Growth Equity--Service Class Investment Division each month. Assuming the Accumulation Unit values below, you would purchase the following number of Accumulation Units:


 ------------------------------------------------------------------
             AMOUNT           ACCUMULATION       ACCUMULATION UNITS
MONTH       TRANSFERRED       UNIT VALUE           PURCHASED
 ------------------------------------------------------------------
 1             $100              $10.00                10.00
 ------------------------------------------------------------------
 2             $100              $ 8.00                12.50
 ------------------------------------------------------------------
 3             $100              $12.50                 8.00
 ------------------------------------------------------------------
 4             $100              $ 7.50                13.33
 ------------------------------------------------------------------
  Total        $400              $38.00                43.83
 ------------------------------------------------------------------

The average unit price is calculated as follows:

 Total share price         $38.00
--------------------   =   ------   =   $9.50
  Number of months           4

The average unit cost is calculated as follows:

Total amount transferred       $400.00
------------------------   =   -------   =   $9.13
 Total units purchased          43.83

     In this example, you would have paid an average cost of $9.13 per unit while the average price per unit is $9.50.

     (a) Traditional Dollar Cost Averaging

     This option permits systematic investing to be made in equal installments over various market cycles to help reduce risk. You may specify, prior to the Annuity Commencement Date, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions. You specify the Investment Divisions to transfer money from, the Investment Divisions to transfer money to, the amounts to be transferred, the date on which transfers will be made, subject to our rules, and the frequency of the transfers (either monthly, quarterly, semi-annually or annually). Each transfer from an Investment Division must be at least $100. You must have a minimum Accumulation Value of $2,500 to elect this option. NYLIAC may reduce the minimum transfer amount and minimum Accumulation Value at its discretion. You may not make transfers into or out of the Fixed Account under this option.

     NYLIAC will make all Dollar Cost Averaging transfers on the day of each calendar month that you specify or on the next Business Day (if the day you have specified is not a Business Day). You may specify any day of the month except the 29th, 30th, or 31st. In order to process a transfer under our traditional Dollar Cost Averaging option, NYLIAC must have received a request in writing no later than five Business Days prior to the date the transfers are to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfers will begin on the day of the month you specify in the month following the receipt of your request. All written requests must be sent to the address listed in Question 15 of this Prospectus. Facsimile requests will not be accepted or processed.

     You may cancel the traditional Dollar Cost Averaging option at any time in a written request. NYLIAC may also cancel this option if the Accumulation Value is less than $2,500, or such lower amount as we may determine. You may not elect the traditional Dollar Cost Averaging option if you have selected the Automatic Asset Reallocation option.

     This feature is available to you at no additional cost.

     (b) The DCA Advantage Account

     This feature permits you to set up automatic dollar cost averaging using the 6-month DCA Advantage Account when an initial premium payment or a subsequent premium payment is made. You can request the DCA Advantage Account in addition to the traditional Dollar Cost Averaging, Interest Sweep or Automatic Asset Reallocation options.

     You must allocate a minimum of $5,000 to the DCA Advantage Account. If you send less than the $5,000 minimum to the DCA Advantage Account, the payment will be automatically applied to the Investment Divisions that you have specified to receive transfers from the DCA Advantage Account. You must specify the Investment Divisions into which transfers from the DCA Advantage Account are to be made. You may not make transfers from the DCA Advantage Account into the Fixed Account. You may not select the DCA Advantage Account option if its duration would extend beyond the Annuity Commencement Date. Amounts in the DCA Advantage Account will be transferred to the Investment Divisions in 6 monthly transfers. Dollar cost averaging will begin one month from the date NYLIAC receives the premium payment and transfers will be made on the same day or on the next Business Day (if the day is not a Business Day or does not exist in that month) each subsequent month for the duration of the DCA Advantage Account. The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Advantage Account. For example, the amount of the first monthly transfer out of the DCA Advantage Account will equal 1/6 of the value of the DCA Advantage Account on the date of the transfer. The amount of each of the five remaining transfers will equal 1/5, 1/4, 1/3, 1/2 and the balance, respectively, of the value of the DCA Advantage Account on the date of each transfer.

     You may not have more than one DCA Advantage Account open at the same time. Accordingly, any subsequent premium payment we receive for the DCA Advantage Account that is already open will be allocated to that same DCA Advantage Account and will earn the interest rate in effect on that day. The entire value of the DCA Advantage Account will be completely transferred to the Investment Divisions within the duration specified. For example, if you allocate an initial premium payment to the 6-month DCA Advantage Account under which the 6-month term will end on December 31, 2003 and you make a subsequent premium payment to the 6-month DCA Advantage Account before December 31, 2003, we will allocate the subsequent premium payment to the same 6-month DCA Advantage Account already opened and transfer the entire value of the 6-month DCA Advantage Account to the Investment Divisions by December 31, 2003 even though a portion of the money was not in that DCA Advantage Account for the entire 6-month period. If an additional premium payment is allocated to the DCA Advantage Account, after the duration has expired, the Plan will be reactivated and will earn the interest rate in effect on that day.

     You can make partial withdrawals and transfers (in addition to the automatic transfers described above) from the DCA Advantage Account. We will make partial withdrawals and transfers first from the DCA Accumulation Value attributed to the initial premium payment and then from the DCA Accumulation Value attributed to subsequent allocations in the order received.

     YOU CANNOT MAKE TRANSFERS INTO THE DCA ADVANTAGE ACCOUNT FROM ANY ALLOCATION ALTERNATIVE.

     This feature is available to you at no additional cost.

     AUTOMATIC ASSET REALLOCATION

     This option allows you to maintain the percentage allocated to each Investment Division at a pre-set level. For example, you might specify that 50% of the Variable Accumulation Value of your policy be allocated to the MainStay VP Convertible--Service Class Investment Division and 50% of the Variable Accumulation Value be allocated to the MainStay VP International Equity--Service Class Investment Division. Over time, the fluctuations in each of these Investment Divisions' investment results will shift the percentages. If you elect this Automatic Asset Reallocation option, NYLIAC will automatically transfer your Variable Accumulation Value back to the percentages you specify. You may choose to have reallocations made quarterly, semi-annually or annually. You must also specify the day of the month that reallocations are to occur (with the exception of the 29th, 30th or 31st of a month). We will not process an Automatic Asset Reallocation transfer unless we receive a written request at the Variable Products Service Center at the addresses listed in Question 15 of this Prospectus. We must receive this request at least five business days before the date the transfers are scheduled to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfers will begin on the day of the month you specify in the month following the receipt of your request. Facsimile requests will not be accepted or processed. The minimum Variable

Accumulation Value required to elect this option is $2,500. There is no minimum amount which you must allocate among the Investment Divisions under this option.

     You can cancel the Automatic Asset Reallocation option at any time in a written request. NYLIAC may also cancel this option if the Accumulation Value is less than $2,500, or such a lower amount as we may determine. You may not elect the Automatic Asset Reallocation option if you have selected the traditional Dollar Cost Averaging option.

     This feature is available to you at no additional cost.

INTEREST SWEEP

     You can request, prior to the Annuity Commencement Date, that the interest earned on monies allocated to the Fixed Account be transferred from the Fixed Account to any combination of Investment Divisions. You will specify the Investment Divisions, the frequency of the transfers (either monthly, quarterly, semi-annually or annually), and the day of each calendar month to make the transfers (except the 29th, 30th or 31st of a month). We will not process an Interest Sweep transfer unless we receive a written request at the Variable Products Service Center at the address listed in Question 15 of this Prospectus. In order to process an Interest Sweep transfer, NYLIAC must receive a request in writing at least five Business Days prior to the date the transfers are scheduled to begin. If we do not receive the request within the five Business Days, the Interest Sweep transfer will commence on the day requested in the following month. Facsimile requests will not be accepted or processed. The minimum Fixed Accumulation Value required to elect this option is $2,500, but this amount may be reduced at our discretion. NYLIAC will make all Interest Sweep transfers on the day that you specify or on the next Business Day (if the day you have specified is not a Business Day).

     You may request the Interest Sweep option in addition to either the traditional Dollar Cost Averaging, Automatic Asset Reallocation or the DCA Advantage Plan. If an Interest Sweep transfer is scheduled for the same day as a transfer related to the traditional Dollar Cost Averaging option, the Automatic Asset Reallocation option or the DCA Advantage Plan, we will process the Interest Sweep transfer first.

     You can cancel the Interest Sweep option at any time in a written request. We may also cancel this option if the Fixed Accumulation Value is less than $2,500, or such a lower amount as we may determine.

     This feature is available to you at no additional cost.

     ACCUMULATION PERIOD

     (a) Crediting of Premium Payments

     You can allocate a portion of each premium payment to one or more Investment Divisions, the Fixed Account or the DCA Advantage Account. The minimum amount that you may allocate to any one Investment Division or the Fixed Account is $25 (or such lower amount as we may permit). We will allocate the initial premium payment immediately to the Investment Divisions, Fixed Account and DCA Advantage Account you have selected.

     We will credit that portion of each premium payment you allocate to an Investment Division in the form of Accumulation Units. We determine the number of Accumulation Units we credit to a policy by dividing the amount allocated to each Investment Division by the Accumulation Unit value for that Investment Division on the day we are making this calculation. The value of an Accumulation Unit will vary with the investment experience of the Portfolio in which the Investment Division invests. The number of Accumulation Units we credit to a policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit. See "The Fixed Account" for a description of interest crediting.

     (b) Valuation of Accumulation Units

     The value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio. The Statement of Additional Information contains a detailed description of how we value the Accumulation Units.

     RIDERS

     We include two riders under the policy at no additional charge: an Unemployment Benefit Rider, for Non-Qualified, IRA, Roth IRA and Inherited IRA policies, and a Living Needs Benefit Rider, for all types of policies. These two riders are described below and both provide for an increase in the amount that can be withdrawn from your policy which will not be subject to a surrender charge upon the happening of certain qualifying events. We also offer the Investment Protection Plan ("IPP"), Annual Death Benefit Reset ("ADBR") and Enhanced Beneficiary Benefit ("EBB") riders described below, each of which is available at an additional cost. We also include the Enhanced Spousal Continuance Rider (if the EBB Rider is elected) and a Upromise Account Rider, each of which is available at no additional cost. Each rider is available only in those jurisdictions where it has been approved. Please consult with your registered representative regarding the availability of these riders in your state.

     (a) Living Needs Benefit Rider

     If the Annuitant enters a nursing home, becomes terminally ill or disabled, you may be eligible to receive all or a portion of the Accumulation Value without paying a surrender charge. The policy must have been inforce for at least one year and have a minimum Accumulation Value of $5,000. You must also provide us with proof that the Annuitant has spent 60 or more consecutive days in a nursing home or is terminally ill or disabled. Withdrawals will be taxable to the extent of gain and, prior to age 59 1/2, may be subject to a 10% IRS penalty. This rider is in effect in all jurisdictions where approved. To qualify for the disability benefit of this rider, you must be classified as disabled by the Social Security Administration. You are no longer eligible for the disability benefit once you begin collecting Social Security retirement benefits. There is no additional charge for this rider.

     (b) Unemployment Benefit Rider

     For all Non-Qualified, IRA, Roth IRA and Inherited IRA policies, if you become unemployed, you may be eligible to increase the amount that can be withdrawn from your policy up to 50% without paying surrender charges. This rider can only be used once. The policy must have been inforce for at least one year and have a minimum Accumulation Value of $5,000. You also must have been unemployed for at least 60 consecutive days. Withdrawals may be taxable transactions and, prior to age 59 1/2, may be subject to a 10% IRS penalty. This rider is in effect in all jurisdictions where approved. To apply for this benefit, you must submit a determination letter from the applicable state's Department of Labor indicating that you qualify for and are receiving unemployment benefits. There is no additional charge for this rider.

     (c) Investment Protection Plan Rider (optional)

     THE INVESTMENT PROTECTION PLAN RIDER IS AVAILABLE ONLY IN JURISDICTIONS WHERE APPROVED. If you select this rider, you will be able to surrender the policy and receive the greater of the policy Accumulation Value or the amount that is guaranteed under the rider. While this rider is in effect, we will deduct a charge from your Accumulation Value on each policy quarter. (See "CHARGES AND DEDUCTIONS--Other Charges--Investment Protection Plan Rider Charge.") When you make a partial withdrawal, we will reduce the amount that is guaranteed under the rider by the amount of the proportional withdrawal. The proportional withdrawal is equal to the amount withdrawn from the policy (including any amount withdrawn for the surrender charge) divided by the Accumulation Value immediately preceding the withdrawal, multiplied by the amount that is guaranteed immediately preceding the withdrawal.

     The amount that is guaranteed under the rider will depend on when you select or reset it:

           (i) At the time of application: The amount that is guaranteed will equal the initial premium payment plus any additional premium payments we receive in the first Policy Year, less all proportional withdrawals. Premium payments made after the first Policy Year will not be included in the amount that is guaranteed. The rider will take effect on the Policy Date.

           (ii) While the policy is in force: The amount that is guaranteed will equal the Accumulation Value on the date the rider takes effect, less all proportional withdrawals thereafter. The rider will take effect on the next Policy Anniversary following the date we receive your application for the rider.

          (iii) Resetting the guaranteed amount: You may request to reset the amount that is guaranteed at any time while the rider is in effect. The reset will take effect on the Policy Anniversary immediately following the date we receive your request to reset. The amount that is guaranteed will equal the Accumulation Value on the next Policy Anniversary, less all proportional withdrawals thereafter. We will also reset a new charge for the rider and the Rider Risk Charge Adjustment on that Policy Anniversary. (See "CHARGES AND DEDUCTIONS--Other Charges-- Investment Protection Plan Rider Charge" and "CHARGES AND DEDUCTIONS--Other Charges--Rider Risk Charge Adjustment.")

     In Oregon, where this rider is called the Accumulation Value Protection Plan, the amount guaranteed is computed in the same manner described above.

     You will be eligible to receive the benefit under this rider beginning on the tenth Policy Anniversary after the later of (1) the effective date of the rider or (2) the effective date of any reset. You may also exercise this benefit on any Policy Anniversary subsequent to the tenth. To exercise this benefit, you must send us a written request to surrender the policy no later than ten Business Days after the applicable Policy Anniversary. Amounts paid to you under the terms of this rider may be taxable and you may be subject to a 10% tax penalty if paid before you reach age 59 1/2.

     You may cancel this rider within 30 days after the delivery of the rider or, if you selected this feature at the time of application, within 30 days after delivery of the policy. You must return the rider to us or to the registered representative through whom it was purchased, with a written request for cancellation. Upon receipt of this request, we will promptly cancel the rider and refund any Investment Protection Plan Rider charge which may have been deducted. After this 30-day period, you still have the right to discontinue the rider. However, to the extent permitted by state law, we will deduct a Rider Risk Charge Adjustment from your Accumulation Value and we will not refund any Investment Protection Plan Rider charge which may have been deducted. (See "CHARGES AND DEDUCTIONS--Other Charges--Rider Risk Charge Adjustment.") The cancellation will be effective on the date we receive your request.

     This Rider is available on all Non-Qualified and Roth IRA policies so long as the first date that you can exercise and receive benefits under the rider is before the Annuity Commencement Date. The rider is also available on IRA and SEP-IRA policies if the policy owner is younger than age 66 on the date the rider takes effect.

     This rider will provide no benefit if you surrender the policy before the Policy Anniversary on which you are eligible to exercise the rider. Therefore, you should select this rider only if you intend to keep the policy for at least ten years.

     We have set forth below an example of how the benefit of this rider may be realized and how partial withdrawals will impact the guaranteed amount. In this example, we have assumed the following:

          (1) the rider is selected at the time of application;

          (2) an initial premium payment of $100,000 is made;

          (3) no additional premium payments are made;

          (4) a withdrawal of $20,000 is made in the eighth Policy Year;

          (5) the Accumulation Value immediately preceding the withdrawal has decreased to $80,000; and

          (6) the Accumulation Value on the tenth Policy Year has decreased to $50,000.

     The guaranteed amount at time of application was $100,000. When the partial withdrawal was made in the eighth Policy Year, we reduced the guaranteed amount by the amount of the proportional withdrawal. We calculated the amount of the proportional withdrawal by taking the requested withdrawal amount, dividing it by the Accumulation Value immediately preceding the withdrawal and then multiplying that number by the guaranteed amount immediately preceding the withdrawal.

        Proportional withdrawal = ($20,000/$80,000)X $100,000 = $25,000

     To determine the new guaranteed amount after the withdrawal, we subtracted the amount of the proportional withdrawal from the initial guaranteed amount:
($100,000-$25,000) = $75,000. If this policy is surrendered in the tenth Policy Year, the policy owner receives $75,000 even though the Accumulation Value has decreased to $50,000.

     (d) Enhanced Beneficiary Benefit Rider (optional)

     THE ENHANCED BENEFICIARY BENEFIT (EBB) RIDER IS AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED. THE EBB RIDER IS NOT AVAILABLE IF THE OLDEST OWNER OR ANNUITANT IS OVER AGE 75 AT THE TIME OF APPLICATION. The EBB Rider is available on Non-Qualified Policies and, where permitted by the IRS, also on Qualified Policies. The EBB Rider can increase the death benefit if you or the Annuitant die before the Annuity Commencement Date. If you select this Rider, the EBB, in addition to the amount payable under the terms of your policy, may be payable to your Beneficiary(ies) if you, or the Annuitant (if you are not the Annuitant), die prior to the Annuity Commencement Date. Therefore, under this Rider, the total death benefit payable will be the greatest of any of the amounts payable as described in the Death Before Annuity Commencement section of the Prospectus plus the EBB, if any.

     While this Rider is in effect, we will deduct a charge from your Accumulation Value on each policy quarter. (See "CHARGES AND DEDUCTIONS -- Other Charges -- Enhanced Beneficiary Benefit Rider Charge.")

     The payment under the EBB Rider is calculated as a percentage of any Gain in the policy as of the date we receive all necessary requirements to pay death benefit proceeds. The applicable percentage varies based upon the issue age of you or the Annuitant, whoever is older. As of the date of this Prospectus, the applicable percentages are as follows: 50% where the oldest owner or Annuitant is 70 or younger, and 25% where the oldest owner or Annuitant is 71 to 75 inclusive. We may change the applicable percentages under the EBB Rider from time to time, within the following ranges:

AGE OF OLDEST OWNER                                                 RANGE OF
OR ANNUITANT                                                 APPLICABLE PERCENTAGES
-------------------                                          ----------------------
70 OR YOUNGER                                    NOT LESS THAN 40% NOR GREATER THAN 60%
71 TO 75 INCLUSIVE                               NOT LESS THAN 20% NOR GREATER THAN 40%

     WHEN YOU SELECT THE EBB RIDER, THE APPLICABLE PERCENTAGE WILL APPEAR ON YOUR POLICY DATA PAGE. THE APPLICABLE PERCENTAGE FOR THE POLICY WILL NOT CHANGE ONCE THE POLICY IS ISSUED. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE FOR FURTHER DETAILS.

     The Gain equals the policy's Accumulation Value minus the adjusted premium payments. Adjusted premium payments are the total of all premium payments less proportional withdrawals. Proportional withdrawals are the amount(s) withdrawn from the policy divided by the policy's Accumulation Value immediately preceding the withdrawal, multiplied by the total of all adjusted premium payments immediately preceding the withdrawal.

     If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion of the EBB. The EBB will be calculated for a Beneficiary on each date that we receive all necessary requirements to pay such Beneficiary. Due to market fluctuations, the EBB may increase or decrease and Beneficiaries may therefore be paid different amounts.

     The maximum amount payable under the EBB Rider, regardless of the Gain, is equal to a percentage of Adjusted Premium Payments. As of the date of this Prospectus, the applicable percentages are as follows: 100% where the oldest owner or Annuitant is 70 or younger, and 75% where the oldest owner or Annuitant is 71 to 75 inclusive. We may change the applicable percentages under the EBB Rider from time to time, but the maximum amount payable will not exceed 200% of Adjusted Premium Payments. If you select this Rider, the applicable percentage will appear on your Policy Data Page. Please check with your registered representative for further details.

     There will be no payment under the EBB Rider if on the date we calculate the EBB: 1) there is no Gain, 2) the policy's Accumulation Value is less than your premium payments made and not previously withdrawn, or 3) the Rider has ended or terminated. The EBB Rider will end on the earliest of the following: 1) on the Annuity Commencement Date, 2) if you surrender the policy, 3) if your spouse, as the sole primary Beneficiary, elects to continue the policy upon your death (See "THE POLICIES--Riders--Enhanced Spousal Continuance Rider."), 4) if the Annuitant was your spouse and you, as the sole primary Beneficiary, elect to continue the policy upon your spouse's death, or 5) if you transfer ownership of the policy. As discussed below in "THE POLICIES--Riders--Enhanced Spousal Continuance Rider," if upon your death prior to the Annuity Commencement Date your spouse elects to continue the policy as the new owner (and Annuitant, if you are the Annuitant), the Accumulation Value will be adjusted (as of the date we receive due proof of death and all other requirements) to equal the greatest of any of the amounts payable as described in the Death Before Annuity Commencement section of the Prospectus, plus, if applicable, any EBB provided by the EBB Rider. YOU CANNOT CANCEL THIS RIDER WITHOUT SURRENDERING YOUR POLICY.

     Below is an example of how the benefit of this Rider may be realized and how withdrawals impact the benefit under this Rider. In this example, we assume the following:

     1. The Rider is selected at the time of application;

     2. You purchase this policy with a $200,000 initial premium payment (no additional premium payments are made);

     3. A withdrawal of $20,000 is made in the fourth Policy Year;

     4. Immediately preceding the withdrawal, the Accumulation Value has increased to $250,000, and the total Adjusted Premium Payments equaled $200,000 (since there have been no previous withdrawals);

     5. You (or the Annuitant, if you are not the Annuitant) die in the fifth Policy Year and the Accumulation Value of the policy has increased once again to $250,000 as of the date we receive the necessary requirements to pay the death benefit; and

     6. The Enhanced Beneficiary Benefit Rider percentage equals 50%.

     First, the Proportional Withdrawal amount is calculated (withdrawal amount divided by the Accumulation Value immediately preceding the withdrawal, multiplied by the Adjusted Premium Payments immediately preceding the withdrawal):

          Proportional Withdrawal = ($20,000/$250,000) X $200,000 = $16,000

     Second, the amount of current Adjusted Premium Payments (after the withdrawal) is calculated (total of all premium payments minus Proportional Withdrawals):

              Adjusted Premium Payments = $200,000 - $16,000 = $184,000

        Third, the Gain is calculated (Accumulation Value - Adjusted Premium
                                   Payments):

                        Gain = $250,000 - $184,000 = $66,000

     Finally, the Enhanced Beneficiary Benefit amount is calculated (Gain multiplied by the applicable EBB rider percentage):

               Enhanced Beneficiary Benefit = $66,000 X 50% = $33,000

     In this example, the Enhanced Beneficiary Benefit is equal to $33,000. This amount would be payable in addition to the guaranteed death benefit amount under the policy.

     (e) Enhanced Spousal Continuance Rider (optional)

     If you select the EBB Rider at the time of application (see above), your policy will, subject to jurisdiction availability, also include the Enhanced Spousal Continuance (ESC) Rider at no charge. The ESC Rider will not be included on policies sold in connection with Section 403(b) tax-sheltered annuities.

     Under the ESC Rider, if your spouse is the sole primary Beneficiary, upon your death prior to the Annuity Commencement Date, your spouse may elect to continue the policy as the new owner (and Annuitant, if you are the Annuitant). If the election is made, the Accumulation Value will be adjusted (as of the date we receive due proof of death and all other requirements) to equal the greatest of any of the amounts payable as described in the Death Before Annuity Commencement section of the Prospectus, plus, if applicable, any EBB provided by the EBB Rider. Unless we notify you otherwise, any additional Accumulation Value calculated under the ESC Rider will be allocated to the policy according to the premium allocation instructions on record (excluding the DCA Advantage Plan Accounts).

     The ESC Rider ends upon the earliest of the following: 1) if you surrender the policy, 2) if Income Payments begin, 3) once the ESC Rider has been exercised, or 4) if you transfer ownership of the policy to someone other than your spouse. THIS RIDER CANNOT BE CANCELLED WITHOUT SURRENDERING YOUR POLICY. You will forfeit any benefits under the EBB Rider if you elect to receive income payments, or surrender or transfer your policy. If you expect to do any of these, the EBB Rider may not be appropriate for you.

     Upon exercising the ESC Rider and continuing the policy, the EBB Rider and the quarterly charges for the EBB Rider will cease. All other policy provisions will continue as if your spouse had purchased the policy on the original Policy Date.

     (f) UPromise Account Rider (Optional, no additional cost)

     THE UPROMISE ACCOUNT RIDER IS AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED. The UPromise Rider is available only on Non-Qualified Policies funded directly by you (non-Section 1035 exchanged policies). For you to qualify for the benefit of this Rider, we require that you either have a valid UPromise Account at the time of application, or that you open one within 90 days of the policy delivery date, and that you register the policy with UPromise within 90 days of the policy delivery date. Once we confirm that you have met all requirements, we will deposit the amount of $40 into your UPromise Account no sooner than 30 days but no later than 60 days from the date you register the policy with UPromise. The cost basis of your variable annuity for tax purposes will be lowered by the amount of our contribution to your UPromise Account. For additional information on the UPromise Program, you may visit the UPromise web site at www.upromise.com.

     The UPromise Account Rider will automatically terminate 90 days after the policy delivery date if at the time of application you do not have a valid UPromise Account, or you do not open one within 90 days of the policy delivery date. The Rider will also automatically terminate if you fail to register the policy with UPromise within 90 days of the policy delivery date, or if UPromise (or a successor organization) ceases operation before the one-time amount of $40 is deposited into your UPromise Account. There is no additional cost for this rider.

     (g) Annual Death Benefit Reset (ADBR) Rider (Optional)

     YOU MAY ENHANCE YOUR POLICY'S STANDARD DEATH BENEFIT BY PURCHASING THE OPTIONAL ADBR RIDER. If you select this Rider and you or the Annuitant dies prior to the Annuity Commencement Date, we will pay an amount as proceeds to the designated Beneficiary, as of the date we receive proof of death and all requirements necessary to make the payment. The amount will be the greatest of:

          (a) the Accumulation Value;

          (b) the sum of all premium payments made, less any partial withdrawals and surrender charges on those partial withdrawals less any additional fees and charges; or

          (c) the "Reset Value" plus any additional premium payments made since the most recent "Reset Anniversary," less "proportional withdrawals" made since the most recent Reset Anniversary and any surrender charges applicable to such "proportional withdrawals," less any additional fees and charges.

     We recalculate the Reset Value, with respect to any policy, every year from the Policy Date ("Reset Anniversary") until you or the Annuitant reaches age 80. On the First Policy Anniversary, we calculate the Reset Value by comparing (a) the Accumulation Value; and (b) the total of the premium payments made to the policy, less any proportional withdrawals, surrender charges on those withdrawals, less any fees and charges. The Reset Value calculated on the second and subsequent Reset Anniversaries is based on a comparison between (a) the Accumulation Value on the current Reset Anniversary; and (b) the Reset Value on the prior Reset Anniversary, plus any premium payments since the prior Reset Anniversary, less any proportional withdrawals since the prior Reset Anniversary, surrender charges on those withdrawals, and less any additional fees and charges since the last Reset Anniversary date. The greater of the compared values will be the new reset value.

     A proportional withdrawal is an amount equal to the amount withdrawn from the policy (including any amount withdrawn surrender charges) divided by the policy's Accumulation Value immediately preceding the withdrawal, multiplied by the Reset Value immediately preceding the withdrawal.

     We have set forth below an example of how the ADBR Rider is calculated. In this example, we have assumed the following:

          (1) you purchase this policy with a $200,000 initial premium payment (no additional premium payments are made)

          (2) the Accumulation Value as of the first Policy Anniversary is $250,000 (this is the Reset Value)

          (3) you make a partial withdrawal of $10,000 in the Policy Year 2 (no surrender charges are applicable)

          (4) immediately preceding the withdrawal, the Accumulation Value is $240,000

          (5) you (or the Annuitant if you are not the Annuitant) die in the Policy Year 2 after the withdrawal

          (6) the Accumulation Value on the date we receive the necessary requirements to pay the death benefit is $230,000

          (7) the Death Benefit is the greatest of:

             a) the Accumulation Value
                $230,000

             b) the sum of all premium payments made, less partial withdrawals and surrender charges on those partial withdrawals less any additional fees and charges that may have been assessed $200,000 - $10,000 - ($200,0000 X 0.30%)
                $200,000 - $10,000 - $600
                 = $189,400

             c) the "Reset Value" which is the greatest of:

               1. the Accumulation Value
                  $230,000

               2. the prior Reset Value as of the last Reset Anniversary, less any proportional withdrawals, surrender charges on those withdrawals, less any additional fees and charges that may have been assessed
                  = $250,000 - (($10,000/$240,000) X $250,000) - ($250,000 X
                      0.30%)
                  = $250,000 - (.0416 X $250,000) - $750
                  = $250,000 - $10,400 - $750
                  = $238,850

In this example, your Beneficiary would receive $238,850.

     The ADBR Rider ends upon the earliest of the following:

          1) the Annuity Commencement Date,

          2) if you surrender the policy, or

          3) for other reasons than those stated below.

     The Rider will not end and all of the Rider's provisions and quarterly charges will continue to be deducted as if the new owner had purchased the policy on the original Policy Date, upon the following:

          1) if your spouse, as the sole primary Beneficiary, elects to continue the policy upon your death, or

          2) if the Annuitant is your spouse and you, as the sole primary Beneficiary, elect to continue the policy upon your spouse's death.

     THE ADBR RIDER IS NOT AVAILABLE IF THE OLDEST OWNER OR ANNUITANT IS OVER AGE 75 AT THE TIME OF APPLICATION. YOU CANNOT CANCEL THIS RIDER WITHOUT SURRENDERING YOUR CONTRACT.

     POLICY OWNER INQUIRIES

     Your inquiries should be addressed to NYLIAC. (See "QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) ELITE VARIABLE ANNUITY--Question 15.") Facsimile requests for service will not be accepted or processed. All phone calls for service requests are recorded. We will confirm all transactions in writing. If you feel that a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. To correct an error, we must receive your request for correction within 15 days of the date of the confirmation and/or quarterly statement with the transaction in question.

     RECORDS AND REPORTS

     NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. Please review this report carefully. IF YOU BELIEVE IT CONTAINS AN ERROR, PLEASE NOTIFY US IMMEDIATELY. TO CORRECT AN ERROR, YOU MUST CALL IT TO OUR ATTENTION WITHIN 15 DAYS OF THE DATE OF THE STATEMENT.

                             CHARGES AND DEDUCTIONS

     SURRENDER CHARGES

     We impose a surrender charge on certain partial withdrawals and surrenders of the policies. The surrender charge covers certain expenses relating to the sale of the policies, including commissions to registered representatives and other promotional expenses. We measure the surrender charge as a percentage of the amount withdrawn or surrendered. The surrender charge may apply to amounts applied under certain Income Payment options.

     If you surrender your policy, we deduct the surrender charge from the amount paid to you. In the case of a partial withdrawal, you can direct NYLIAC to take surrender charges either from the remaining value of the Investment Divisions and/or the DCA Advantage Account from which the partial withdrawals are made, or from the amount paid to you. If the remaining value in an Investment Division and/or the DCA Advantage Account is less than the necessary surrender charge, we will deduct the remainder of the charge from the amount withdrawn from that Investment Division and/or the DCA Advantage Account.

     The maximum surrender charge will be 8% of the amount withdrawn. The percentage of the surrender charge varies, depending upon the length of time a premium payment is in your policy before it is withdrawn. For purposes of calculating the applicable surrender charge, we deem premium payments to be withdrawn on a first-in, first-out basis. Unless required otherwise by state law, the surrender charge for amounts withdrawn or surrendered during the first three Payment Years following the premium payment to which such withdrawal or surrender is attributable is 8% of the amount withdrawn or surrendered. This charge then declines to 7% in the fourth Payment Year, 6% in the fifth payment year, 5% in the sixth payment year, 4% in the seventh Payment Year, 3% in the eighth Payment Year, after which no charge is made, as shown in the following chart:

     AMOUNT OF SURRENDER CHARGE

PAYMENT YEAR                                                  CHARGE
------------                                                  ------
1...........................................................    8%
2...........................................................    8%
3...........................................................    8%
4...........................................................    7%
5...........................................................    6%
6...........................................................    5%
7...........................................................    4%
8...........................................................    3%
9+..........................................................    0%

     EXCEPTIONS TO SURRENDER CHARGES

     We will not assess a surrender charge:

     (a) on amounts you withdraw in any one Policy Year which are less than or equal to the greatest of (i) 10% of the Accumulation Value at the time of surrender or withdrawal less any prior surrender charge free partial withdrawals made during the current Policy Year, or (ii) 10% of the Accumulation Value as of the prior Policy Anniversary, less any prior surrender charge free partial withdrawals made during the current Policy Year, or (iii) the Accumulation Value less accumulated premium payments.

     (b) if NYLIAC cancels the policy;

     (c) when we pay proceeds upon the death of the policy owner or the Annuitant;

     (d) on amounts placed under the Life Income Payment Option after the first Policy Year;

     (e) when a required minimum distribution calculated based on the value of this Policy is made under a Qualified Policy (this amount will, however, count against the first exception);

     (f) on withdrawals you make under the Living Needs Benefit Rider or Unemployment Benefit Rider; and

     (g) on tax-qualified monthly or quarterly periodic partial withdrawals including those made pursuant to Section 72(t)(2)(A)(iv) of the Code.

MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE COSTS CHARGE

     Prior to the Annuity Commencement Date, we deduct the Mortality and Expense Risk and Administrative Costs Charge against your policy. We deduct this charge at the end of each policy quarter by reducing the number of Accumulation Units in the Investment Divisions you have selected. On an annual basis, the charge equals 1.70% (0.425% quarterly) of the Adjusted Premium Payments. When you make additional premium payments during a policy quarter, the charge is calculated on a pro-rata basis. Also, a pro-rata portion of the charge will be deducted on the date the policy is surrendered and upon the payment of any death benefit proceeds.

     We guarantee that this charge will not increase. If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. If the charge is more than sufficient, we will add any excess to our general funds. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies, to the extent that the surrender charges do not adequately cover sales expenses.

     This policy differs from other variable annuities in that the Mortality and Expense Risk and Administrative Costs Charge is calculated as a percentage of your Adjusted Premium Payments rather than as a percentage of separate account assets. This means that the dollar amount of this Charge will be unaffected by fluctuations in market performance. In a rising market, the structure of this Charge will benefit the policyowner because the charge, when measured as a percentage of separate account assets, will be reduced. On the other hand, in a declining market, this structure will result in an increase in the charge when measured as a percentage of separate account assets.

     Another difference is that the Mortality and Expense Risk and Administrative Costs Charge is deducted by reducing the number of Accumulation Units held in your Policy, rather than by withdrawing the dollar amount from the Policy's Accumulation Value. Since market performance is reflected through fluctuations in the value of an Accumulation Unit, owning fewer Accumulations Units over time will result in a gradual reduction in the value of the Policy, regardless of market performance, when compared to the result of a traditional charge structure.

CALCULATING THE MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE COSTS CHARGE

     Below are examples of how the Mortality and Expense Risk and Administrative Costs Charge will be calculated and deducted. The examples are purely hypothetical and are for illustrative purposes only.

     The examples assume an Adjusted Premium Payment of $10,000 on September 1st with the Mortality and Expense Risk and Administrative Costs Charge being deducted at the end of the policy quarter.

     Examples 1 and 2 show how the dollar amount of the Mortality and Expense Risk and Administrative Costs Charge will remain stable regardless of fluctuations in the policy's Accumulation Value.

EXAMPLE 1
     Adjusted Premium Payments on September 1st                                      $10,000

     Variable Accumulation Value on December 1st                                     $12,000
       (end of the first policy quarter)

     Mortality and Expense Risk and Administrative                 $42.50 ($10,000 X 0.425%)
       Costs Charge deducted on December 1st

     We will deduct $42.50 worth of Accumulation Units from the Investment Divisions you have selected on a pro-rata basis.

EXAMPLE 2
     Adjusted Premium Payments on September 1st                                      $10,000

     Variable Accumulation Value on December 1st                                      $7,500
       (end of the first Policy quarter)

     Mortality and Expense Risk and Administrative                 $42.50 ($10,000 X 0.425%)
       Costs Charge deducted on December 1st

     We will deduct $42.50 worth of Accumulation Units from the Investment Divisions you have selected on a pro-rata basis.

     Example 3 shows how we calculate the charge based on the total Adjusted Premium Payments allocated to the Investment Divisions and/or the DCA Advantage Account.

EXAMPLE 3
     Adjusted Premium Payments on September 1st                                      $10,000

     Adjusted Premium Payments on September 15th                                      $7,500

     Total Adjusted Premium Payments as of December 1st (end of the first policy quarter)

     Variable Accumulation Value on December 1st                  $17,500            $22,000
       (end of the first Policy quarter)

     Mortality and Expense Risk and Administrative                 $74.38 ($17,500 X 0.425%)
       Costs Charge deducted on December 1st

     We will deduct $74.38 worth of Accumulation Units from the Investment Divisions you have selected on a pro-rata basis.

     Example 4 shows how a Partial Withdrawal in excess of the free withdrawal amount can reduce the Adjusted Premium Payments under the policy for the purposes of calculating the Mortality and Expense Risk and Administrative Costs Charge.

EXAMPLE 4
     Adjusted Premium Payments on September 1st                                        $10,000
     Variable Accumulation Value on October 15th                                       $12,500
     Gain in the Policy                                                                 $2,500
     Partial Withdrawal on October 15th                                                 $3,500
     Surrender Charge Deducted From Partial Withdrawal
      Amount                                                                 $80 ($1,000 X 8%)
     Amount Sent to Policyowner                                                         $3,420
     Remaining Adjusted Premium Payments                                                $9,000
     Variable Accumulation Value on December 1st (end of the
      first policy quarter)                                                             $9,500
     Mortality and Expense Risk and Administrative Costs
      Charge deducted on December 1st (end of first policy    $40.30 ($10,000 X 44/91 X 0.425%
      quarter in which there are 91 days)                           + $9,000 X 47/91 X 0.425%)
     Variable Accumulation Value on March 1st (end of the
      second policy quarter)                                                           $11,000
     Mortality & Expense Risk and Administrative Costs
      Charge deducted on March 1st (end of second policy
      quarter)                                                        $38.25 ($9,000 X 0.425%)

     The mortality risk assumed is the risk that Annuitants as a group will live for a longer time than our actuarial tables predict. As a result, we would be paying more Income Payments than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each policy, will differ from actual mortality experience. The expense risk assumed is the risk that the cost of issuing and administering the policies will exceed the amount we charge for these services.

                                 OTHER CHARGES

     (a) Policy Service Charge

     We deduct an annual policy service charge each Policy Year on the Policy Anniversary and upon surrender of the policy if on the Policy Anniversary and date of surrender the Accumulation Value is less than $100,000. This charge of $30 is imposed at the end of the Policy Year and on the date of surrender. We deduct the annual policy service charge from each Investment Division, including the DCA Advantage Account and Fixed Account, in proportion to its percentage of the Accumulation Value on the Policy Anniversary or date of surrender. This charge is designed to cover the costs for providing services under the policy such as collecting, processing and confirming premium payments and establishing and maintaining the available methods of payment.

     (b) Fund Charges

     The value of the assets in the Separate Account will indirectly reflect the Funds' total fees and expenses. The Funds' total fees and expenses are not part of the policy. They may vary in amount from year to year. These fees and expenses are described in detail in the relevant Fund's prospectus and/or statement of additional information.

     (c) Investment Protection Plan Rider Charge (optional)

     If you select the Investment Protection Plan Rider (in states where available), we will deduct a charge at the end of each quarter that the rider is in effect based on the amount that is guaranteed. We will deduct the charge from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value.

     The maximum annual charge is 1% of the amount that is guaranteed. We may set a lower charge at our sole discretion. The current charge for this Rider is 0.45% of the amount that is guaranteed, applied on a quarterly basis (0.1125% per quarter). You should check with your registered representative to determine the percentage we are currently charging before you select this rider.

     If you reset the amount that is guaranteed, a new charge for the rider will apply. This charge may be more or less than the charge currently in effect on your policy, but will never exceed the stated maximum. The charge in effect on the effective date of the rider or on the effective date of any reset will not change after the date the rider becomes effective. We will continue to deduct the current charge until the first policy quarter following the effective date of the reset.

     (d) Rider Risk Charge Adjustment (optional)

     If you cancel the Investment Protection Plan Rider, to the extent permitted by state law, we will deduct a Rider Risk Charge Adjustment from your Accumulation Value. The cancellation will be effective on the date we receive your request. (See "THE POLICIES--Riders--Investment Protection Plan Rider.") We will deduct the Rider Risk Charge Adjustment from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value on that day. We will not deduct this charge if you surrender your policy. However, surrender charges may apply.

     We will not change the charge adjustment for a particular policy once it is set on the date the rider takes effect. The maximum Rider Risk Charge Adjustment is 2% of the amount that is guaranteed. We may set a lower charge at our sole discretion. You should check with your registered representative to determine the percentage we are currently charging before you select this rider.

     If you reset the amount that is guaranteed, a new Rider Risk Charge Adjustment may apply. This charge may be more or less than the charge currently in effect on your policy, but will never exceed the stated maximum. The adjustment charge in effect on the effective date of the rider or on the effective date of any reset will not increase after the rider is issued or reset.

     (e) Enhanced Beneficiary Benefit Rider Charge (optional)

     If you select the EBB Rider, we will deduct a charge at the end of each policy quarter that the Rider is in effect based on the Accumulation Value as of that date. We will deduct this charge beginning in the first policy quarter after the Policy Date. This charge will be deducted from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value on the first Business Day of the applicable quarter.

     The maximum annual charge is 1% of the policy's Accumulation Value, applied on a quarterly basis. We may set a lower charge at our sole discretion. The current charge for the EBB Rider is 0.30% of the policy's Accumulation Value, applied on a quarterly basis (0.075% per quarter). You should check with your registered representative to determine the percentage we are currently charging. This charge will not change once your policy is issued.

     (f) Annual Death Benefit Reset (ADBR) Rider Charge (optional)

     If you select the ADBR Rider, we will deduct a charge at the end of each policy quarter that the Rider is in effect based on the amount that is guaranteed as of the last reset Anniversary. This charge will be deducted from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value of the applicable quarter and will not reduce your adjusted premium payments. This charge will continue to be deducted while the contract remains in-force.

     The charge for the ADBR rider is based upon the issue age of you or the annuitant, whoever is older and will not change once your policy is issued. The maximum annual charge is 1.00% of the amount that is reset on the last policy anniversary, or the initial premium payment in the first policy year. You should check with your registered representative to determine the percentage we are currently charging. As of the date of this prospectus, the charges are as follows:

AGE OF OLDEST
OWNER OR ANNUITANT                                                 ANNUAL CHARGE
------------------                                                 -------------
65 or younger..............................................  0.30% (.0750% per quarter)
66 to 75 inclusive.........................................  0.35% (.0875% per quarter)

     (g) Transfer Fees

     There is no charge for the first 12 transfers in any one policy year. NYLIAC reserves the right to charge up to $30 for each transfer in excess of 12, subject to any applicable state insurance law requirements.

Transfers made under dollar cost averaging and automatic asset realization do not count toward this transfer limit.

     GROUP AND SPONSORED ARRANGEMENTS

     For certain group or sponsored arrangements, we may reduce the surrender charge and the policy service charge or change the minimum initial and additional premium payment requirements. Group arrangements include those in which a trustee or an employer, for example, purchases policies covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell policies to its employees or retirees on an individual basis.

     Our costs for sales, administration, and mortality generally vary with the size and stability of the group among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including our requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy policies or that have been in existence less than six months will not qualify for reduced charges.

     We will make any reductions according to our rules in effect when an application or enrollment form for a policy is approved. We may change these rules from time to time. Any variation in the surrender charge or policy service charge will reflect differences in costs or services and will not be unfairly discriminatory.

     TAXES

     NYLIAC may, where premium taxes are imposed by state law, deduct such taxes from your policy either (i) when a surrender or cancellation occurs, or (ii) at the Annuity Commencement Date. Applicable premium tax rates depend upon such factors as your current state of residency, and the insurance laws and NYLIAC's status in states where premium taxes are incurred. Current premium tax rates range from 0% to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

     Under present laws, NYLIAC will also incur state and local taxes (in addition to the premium taxes described above) in several states. At present, these taxes are not significant. If they increase, however, NYLIAC may make charges for such taxes.

     NYLIAC does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the policies. (See "FEDERAL TAX MATTERS.") Based upon these expectations, no charge is being made currently for corporate federal income taxes which may be attributable to the Separate Account. Such a charge may be made in future years for any federal income taxes NYLIAC incurs.

                         DISTRIBUTIONS UNDER THE POLICY

     SURRENDERS AND WITHDRAWALS

     You can make a partial withdrawal, periodic partial withdrawal, hardship withdrawal or surrender the policy to receive part or all of the Accumulation Value at any time before the Annuity Commencement Date and while the Annuitant is living, by sending a written request on a form acceptable to NYLIAC. Facsimile transmissions are not acceptable and will not be honored at any time. These forms must be mailed to us at the address given in Question 15. The amount available for withdrawal is the Accumulation Value on the Business Day during which we receive the request, less any outstanding loan balance, surrender charges, premium taxes which we may deduct and policy service charge, if applicable. If you have not provided us with a written election not to withhold federal income taxes at the time you make a withdrawal or surrender request, NYLIAC must by law withhold such taxes from the taxable portion of any surrender or withdrawal. We will remit that amount to the federal government. In addition, some states have enacted legislation requiring withholding. We will pay all surrenders or withdrawals within seven days of receipt of all documents (including documents necessary to comply with federal and state tax law), subject to postponement in certain circumstances. (See "DISTRIBUTIONS UNDER THE POLICY--Delay of Payments.")

     Since you assume the investment risk with respect to amounts allocated to the Separate Account and because certain surrenders or withdrawals are subject to a surrender charge and premium tax deduction, the total amount paid upon surrender of the policy (taking into account any prior withdrawals) may be more or less than the total premium payments made.

     Surrenders and withdrawals may be taxable transactions, and the Internal Revenue Code provides that a 10% penalty tax may be imposed on certain early surrenders or withdrawals. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     (a) Surrenders

     We may deduct a surrender charge and any state premium tax, if applicable, less the Mortality and Expense Risk and Administrative Costs charge, and less the annual policy service charge, if applicable, from the amount paid. We will pay the proceeds in a lump sum to you unless you elect a different Income Payment method. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments.") Surrenders may be taxable transactions and the 10% penalty tax provisions may be applicable. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     (b) Partial Withdrawals

     The minimum amount that can be withdrawn is $500, unless we agree otherwise. We will withdraw the amount from the Investment Divisions, the Fixed Account and the DCA Advantage Account in accordance with your request. If you do not specify how to allocate a partial withdrawal among the Investment Divisions and the DCA Advantage Account, we will allocate the partial withdrawal on a pro-rata basis. Partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     If the requested partial withdrawal is greater than the value in any of the Investment Divisions, the Fixed Account and the DCA Advantage Account from which the partial withdrawal is being made, we will pay the entire value of that Investment Division, the Fixed Account and the DCA Advantage Account, less any surrender charge that may apply, to you. We will not process partial withdrawal requests if honoring such requests would result in an Accumulation Value of less than $2,000.

     (c) Periodic Partial Withdrawals

     You may elect to receive regularly scheduled withdrawals from the policy. These periodic partial withdrawals may be paid on a monthly, quarterly, semi-annual, or annual basis. You will elect the frequency of the withdrawals and the day of the month for the withdrawals to be made (may not be the 29th, 30th, or 31st of a month). We will not process a Periodic Partial Withdrawal unless we receive a written request at the Variable Products Service Center at the addresses listed in Question 15 of this prospectus. We must receive this request at least five Business Days before the date the distributions are scheduled to begin. If your request for this option is received fewer than five Business Days prior to the date you request it to begin, the withdrawals will begin on the day of the month you specify in the month following the receipt of your request. Facsimile requests will not be accepted or processed. We will make all withdrawals on the day of each calendar month you specify, or on the next Business Day (if the day you have specified is not a Business Day). You must specify the Investment Divisions and Fixed Account from which the periodic withdrawals will be made. The minimum amount under this feature is $100, or such lower amount as we may permit. Periodic partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. (See "Federal Tax Matters--Taxation of Annuities in General.") If you do not specify otherwise, we will withdraw money on a pro-rata basis from each Investment Division, and the Fixed Account. You may not elect to receive periodic partial withdrawals from the DCA Advantage Account.

     You can elect to receive "Interest Only" periodic partial withdrawals for the interest earned on premiums allocated to the Fixed Account. If this option is chosen, the $100 minimum for periodic partial withdrawals will be waived. However, you must have at least $5,000 in the Fixed Account at the time of each periodic partial withdrawal, unless we agree otherwise.

     (d) Hardship Withdrawals

     Under certain Qualified Policies, the Plan Administrator may allow, in its sole discretion, certain withdrawals it determines to be "Hardship Withdrawals." The surrender charge and 10% penalty tax, if applicable, and provisions applicable to partial withdrawals apply to Hardship Withdrawals.

     REQUIRED MINIMUM DISTRIBUTION OPTION

     For IRAs and IRA SEPs, the policy owner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 70 1/2. For TSAs, the policy owner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 70 1/2 or until April 1st of the year following the calendar year he or she retires, whichever occurs later. For Inherited IRAs, the policy owner is required to take the first required minimum distribution on or before December 31 of the calendar year following the year of the original owner's death.

     OUR RIGHT TO CANCEL

     If we do not receive any premium payments for a period of two years, and both the Accumulation Value of your policy and your total premium payments less any withdrawals and surrender charges are less than $2,000, we reserve the right to terminate your policy subject to any applicable state insurance law or regulation. We will notify you of our intention to exercise this right and give you 90 days to make a premium payment. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum.

     In the states of Alabama, Maryland, Massachusetts, New Jersey, Oregon, South Carolina, Utah and Washington, NYLIAC is offering a modified version of the LifeStages(R) Elite Variable Annuity policies ("policies"). Please be aware that the product may not be approved for sale in all of these jurisdictions at the current time. Please check with your registered representative for current availability. In these states, if the Accumulation Value of your policy and your total premium payments less any withdrawals and surrender charges are less than $2,000, we reserve the right to terminate your policy, subject to applicable state laws. We will notify you of our intention to exercise this right 90 days prior to terminating your policy. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum.

     ANNUITY COMMENCEMENT DATE

     The Annuity Commencement Date is the date specified on the Policy Data Page. The Annuity Commencement Date is the day that Income Payments are scheduled to commence under the policy unless the policy has been surrendered or an amount has been paid as proceeds to the designated Beneficiary prior to that date. If we agree, you may change the Annuity Commencement Date to an earlier date by providing written notice to NYLIAC. You may defer the Annuity Commencement Date to a later date if we agree to it, provided that we receive a written notice of the request at least one month before the last selected Annuity Commencement Date. The Annuity Commencement Date and Income Payment method for Qualified Policies may also be controlled by endorsements, the plan, or applicable law.

     DEATH BEFORE ANNUITY COMMENCEMENT

     If you or the Annuitant dies prior to the Annuity Commencement Date, we will pay an amount as proceeds to the designated beneficiary, as of the date we receive proof of death and all requirements necessary to make the payment. That amount will be the greater of:

     (a) the Accumulation Value, or

     (b) the sum of all premium payments made, less any partial withdrawals and surrender charges on those partial withdrawals less any rider charges, policy service charge and Mortality and Expense Risk and Administrative Costs charge.

     The Beneficiary may receive the amount payable in a lump sum or under any life income payment option which is then available. If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion from each Investment Division, the Fixed Account and the DCA Advantage Account in which the policy is invested as of the date we receive proof of death and all requirements necessary to make the payment to that Beneficiary. We will keep the remaining balance in the policy to pay the other Beneficiaries. Due to market fluctuations, the remaining Accumulation Value may increase or decrease and we may pay subsequent Beneficiaries a different amount.

     We will make payments in a lump sum to the Beneficiary unless you have elected or the Beneficiary elects otherwise in a signed written notice which gives us the information that we need. If such an election is properly made, we will apply all or part of these proceeds:

          (i) under the Life Income Payment Option to provide an immediate annuity for the Beneficiary who will be the policy owner and Annuitant; or

          (ii) under another Income Payment Option we may offer at the time. Payments under the annuity or under any other method of payment we make available must be for the life of the Beneficiary, or for a number of years that is not more than the life expectancy of the Beneficiary at the time of the policy owner's death (as determined for federal tax purposes), and must begin within one year after the policy owner's death. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments" below.)

     If your spouse is the sole primary Beneficiary, we can pay the proceeds to the surviving spouse if you die before the Annuity Commencement Date or the policy can continue with the surviving spouse as (a) the new policy owner, and,
(b) if you were the Annuitant, as the Annuitant. Generally, NYLIAC will not issue a policy to joint owners. However, if NYLIAC makes an exception and issues a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     If the Annuitant and, where applicable under another Income Payment option, the Joint Annuitant, if any, die after the Annuity Commencement Date, NYLIAC will pay the sum required by the Income Payment option in effect.

     We will make any distribution or application of policy proceeds within 7 days after NYLIAC receives all documents (including documents necessary to comply with federal and state tax law) in connection with the event or election that causes the distribution to take place, subject to postponement in certain circumstances. (See "DISTRIBUTIONS UNDER THE POLICY--Delay of Payments.")

     INCOME PAYMENTS

     (a) Election of Income Payment Options

     On the Annuity Commencement Date, the Accumulation Value will be applied to provide a monthly Income Payment. We will make Income Payments under the Life Income Payment Option or under such other option we may offer at that time where permitted by state laws. We will require that a lump sum payment be made if the Accumulation Value is less than $2,000. If the Life Income Payment Option is not chosen, you may change the Income Payment option or request any other method of payment we agree to at any time before the Annuity Commencement Date. However, once payments begin, you may not change the option. If the Life Income Payment Option is chosen, we may require proof of birth date before Income Payments begin. For Income Payment options involving life income, the actual age of the Annuitant will affect the amount of each payment. Since payments based on older Annuitants are expected to be fewer in number, the amount of each annuity payment should be greater. We will make payments under the Life Income Payment option in the same specified amount and over the life of the Annuitant with a guarantee of 10 years of payments, even if the Annuitant dies sooner. NYLIAC does not currently offer variable Income Payment options.

     Under Income Payment options involving life income, the payee may not receive Income Payments equal to the total premium payments if the Annuitant dies before the actuarially predicted date of death. We base Income Payment options involving life income on annuity tables that vary on the basis of sex, unless the policy was issued under an employer sponsored plan or in a state which requires unisex rates.

     (b) Proof of Survivorship

     We may require satisfactory proof of survival, from time to time before we pay any Income Payments or other benefits. We will request the proof at least 30 days prior to the next scheduled payment date.

     DELAY OF PAYMENTS

     We will pay any amounts due from the Separate Account under the policy within seven days of the date NYLIAC receives all documents (including documents necessary to comply with federal and state tax law) in connection with a request unless:

          1. the New York Stock Exchange ("NYSE") is closed for other than usual weekends or holidays, or trading on the NYSE is otherwise restricted;

          2. an emergency exists as defined by the Securities and Exchange Commission ("SEC");

          3. the SEC permits a delay for the protection of security holders; or

          4. the check used to pay the premium has not cleared through the banking system. This may take up to 15 days.

     We may also delay payments of any amount due from the Fixed Account or DCA Advantage Plan Account. When permitted by law, we may defer payment of any partial or full surrender request for up to six months from the date of surrender from the Fixed Accounts and/or any DCA Program. We will pay interest of at least 3.5% per year on any partial or full surrender request deferred for 30 days or more.

     DESIGNATION OF BENEFICIARY

     You may select one or more Beneficiaries and name them in the application. Thereafter, before the Annuity Commencement Date and while the Annuitant is living, you may change the Beneficiary by written notice to NYLIAC. If before the Annuity Commencement Date, the Annuitant dies before you and no Beneficiary for the proceeds or for a stated share of the proceeds survives, the right to the proceeds or shares of the proceeds passes to you. If you are the Annuitant, the proceeds pass to your estate. However, if the policy owner who is not the Annuitant dies before the Annuity Commencement Date, and no Beneficiary for the proceeds or for a stated share of the proceeds survives, the right to the proceeds or shares of the proceeds passes to the policy owner's estate.

     RESTRICTIONS UNDER INTERNAL REVENUE CODE SECTION 403(B)(11)

     With respect to 403(b) Tax Sheltered Annuities distributions attributable to salary reduction contributions made in years beginning after December 31, 1988 (including the earnings on these contributions), as well as to earnings in such years on salary reduction accumulations held as of the end of the last year beginning before January 1, 1989, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. The plan may also provide for distribution in the case of hardship. However, hardship distributions are limited to amounts contributed by salary reduction. The earnings on such amounts may not be withdrawn. Even though a distribution may be permitted under these rules (e.g. for hardship or after separation from service), it may still be subject to a 10% additional income tax as a premature distribution.

     Under the terms of your plan, you may have the option to invest in other 403(b) funding vehicles, including 403(b)(7) custodial accounts. You should consult your plan document to make this determination.

                               THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in NYLIAC's general account, which includes all of NYLIAC's assets except those assets specifically allocated to NYLIAC's separate accounts. NYLIAC has sole discretion to invest the assets of the Fixed Account subject to applicable law. The Fixed Account is not registered under the federal securities laws and is generally not subject to their provisions. Furthermore, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     (a) Interest Crediting

     NYLIAC guarantees that it will credit interest at an annual effective rate of at least the minimum guaranteed interest rate stated on the Policy Data Page of your policy to amounts allocated to the Fixed Account under the policies. We credit interest on a daily basis. NYLIAC may, at its sole discretion, credit a higher rate or rates of interest to amounts allocated to the Fixed Account. Interest rates will be set on the anniversary of each premium payment or transfer. All premium payments allocated to the Fixed Account, plus prior interest earned on such amounts, will receive their applicable interest rate for one-year periods from the anniversary on which the allocation was made.

     (b) Transfers to the Investment Divisions

     You may transfer interest earned on monies allocated from the Fixed Account to the Investment Divisions up to 30 days prior to the Annuity Commencement Date. You must make transfer requests in writing on a form approved by NYLIAC or by telephone in accordance with established procedures or through our Virtual Service Center. All written requests for service must be mailed to the address listed in Question 15 of this prospectus. Facsimile requests will not be accepted or processed. YOU MAY NOT MAKE TRANSFERS INTO THE FIXED ACCOUNT.

     We will deduct partial withdrawals and apply any surrender charges to the Fixed Account on a FIFO basis (i.e., from any value in the Fixed Account attributable to premium payments in the same order in which you allocated such payments to the Fixed Account during the life of the policy).

                           THE DCA ADVANTAGE ACCOUNT

     Like the Fixed Account, the DCA Advantage Account is also supported by the assets in NYLIAC's general account. The DCA Advantage Account is not registered under the federal securities laws. The information contained in the first paragraph under "THE FIXED ACCOUNT" equally applies to the DCA Advantage Account.

     NYLIAC will set interest rates in advance for each date on which we may receive a premium payment to the DCA Advantage Account. We will never declare less than the minimum guaranteed interest rate stated on the Policy Data Page of your policy. Premium payments into the DCA Advantage Account will receive the applicable interest rate in effect on the Business Day we receive the premium payment. Interest rates for subsequent premium payments made into the DCA Advantage Account may be different from the rate applied to prior premium payments made into the DCA Advantage Account.

     The annual effective rate that we declare is credited only to amounts remaining in the DCA Advantage Account. We credit the interest on a daily basis. Because money is periodically transferred out of the DCA Advantage Account, amounts in the DCA Advantage Account will not achieve the declared annual effective rate.

                              FEDERAL TAX MATTERS

     INTRODUCTION

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. The Qualified Policies are designed for use by individuals in retirement plans which are intended to qualify as plans qualified for special income tax treatment under Sections 219, 401A, 403, 408 or 408A of the Code. The ultimate effect of federal income taxes on the Accumulation Value, on Income Payments and on the economic benefit to you, the Annuitant or the Beneficiary depends on the type of retirement plan for which the Qualified Policy is purchased, on the tax and employment status of the individual concerned and on NYLIAC's tax status. The following discussion assumes that Qualified Policies are used in retirement plans that qualify for the special federal income tax treatment described above. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a policy. Any person concerned about these tax implications should consult a competent tax adviser before making a premium payment. This discussion is based upon NYLIAC's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. We cannot predict the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service, which may change from time to time without notice. Any such change could have retroactive effects regardless of the date of enactment. Moreover, this discussion does not take into consideration any applicable state or other tax laws except with respect to the imposition of any state premium taxes. We suggest you consult with your tax adviser.

     TAXATION OF ANNUITIES IN GENERAL

     The following discussion assumes that the policies will qualify as annuity contracts for federal income tax purposes. The Statement of Additional Information discusses such qualifications.

     Section 72 of the Code governs taxation of annuities in general. NYLIAC believes that an annuity policy owner generally is not taxed on increases in the value of a policy until distribution occurs either in the form of a lump sum received by withdrawing all or part of the Accumulation Value (i.e., surrenders or partial withdrawals) or as Income Payments under the Income Payment option elected. The exception to this rule is that generally, a policy owner of any deferred annuity policy who is not a natural person must include in income any increase in the excess of the policy owner's Accumulation Value over the policy owner's investment in the contract during the taxable year. However, there are some exceptions to this exception. You may wish to discuss these with your tax counsel. The taxable portion of a distribution (in the form of an annuity or lump sum payment) is generally taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution.

     In the case of a withdrawal or surrender distributed to a participant or Beneficiary under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the contract to the total policy value. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of an individual under a policy which is not excluded from the individual's gross income. For policies issued in connection with qualified plans, the "investment in the contract" can be zero. The law requires the use of special simplified methods to determine the taxable amount of payments that are based in whole or in part on the Annuitant's life and that are paid from qualified retirement plans under
Section 401(a) and from qualified annuities and Tax Sheltered Annuities under
Section 403(b).

     Generally, in the case of a withdrawal under a Non-Qualified Policy before the Annuity Commencement Date, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. Generally, in the case of a withdrawal under a Non-Qualified Policy before the Annuity Commencement Date, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. On the other hand, upon a full surrender of a Non-Qualified Policy, if the "investment in the contract" exceeds the Accumulation Value (less any surrender charges), the loss is treated as an ordinary loss for federal income tax purposes. However, limitations may apply to the amount of the loss that may be deductible. The IRS has not issued any official guidance as to the manner in which a loss on the surrender of an annuity policy may be reported for income tax purposes, including whether it must be treated as a miscellaneous itemized deduction.

     Although the tax consequences may vary depending on the Income Payment option elected under the policy, in general, only the portion of the Income Payment that represents the amount by which the Accumulation Value exceeds the "investment in the contract" will be taxed. After the investment in the policy is recovered, the full amount of any additional Income Payments is taxable. For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments. However, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the annuitant's final tax return.

     In the case of a distribution, a penalty tax equal to 10% of the amount treated as taxable income may be imposed. The penalty tax is not imposed in certain circumstances, including, generally, distributions: (1) made on or after the date on which the taxpayer attains age 59 1/2, (2) made as a result of the policy owner's or Annuitant's death or disability, or (3) received in substantially equal installments paid at least annually as a life annuity. Other tax penalties may apply to certain distributions pursuant to a Qualified Policy.

     All non-qualified, deferred annuity contracts issued by NYLIAC (or its affiliates) to the same policy owner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includable in an individual's gross income. In addition, there may be other situations in which the Treasury Department may conclude (under its authority to issue regulations) that it would be appropriate to aggregate two or more annuity contracts purchased by the same policy owner. Accordingly, a policy owner should consult a competent tax adviser before purchasing more than one policy or other annuity contract.

     A transfer of ownership of a policy, or designation of an Annuitant or other Beneficiary who is not also the policy owner, may result in certain income or gift tax consequences to the policy owner. A policy owner contemplating any transfer or assignment of a policy should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

     QUALIFIED PLANS

     The Qualified Policy is designed for use with several types of qualified plans. The tax rules applicable to participants and beneficiaries in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions to individuals who attained the age of 50 by January 1,
1986). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules and in certain other circumstances. Therefore, this discussion only provides general information about use of the policies with the various types of qualified plans. Policy owners and participants under qualified plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the policy issued in connection with the plan. Purchasers of policies for use with any qualified plan should seek competent legal and tax advice regarding the suitability of the policy.

          (a) Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase annuity policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes.

          (b) Individual Retirement Annuities. Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA", including an employer-sponsored Simplified Employee Pension or "SEP". Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into Individual Retirement Annuities on a tax-deferred basis.

          (c) Roth Individual Retirement Annuities. Section 408A of the Code permits individuals with incomes below a certain level to contribute to an individual retirement program known as a "Roth Individual Retirement Annuity" or "Roth IRA." Roth IRAs are subject to limitations on the amount that may be contributed. Contributions to Roth IRAs are not deductible, but distributions from Roth IRAs that meet certain requirements are not included in gross income. Certain individuals are eligible to convert their existing non-Roth IRAs into Roth IRAs. They will be subject to income tax at the time of conversion.

          (d) Inherited IRAs. This policy may also be issued as an Inherited IRA if, after the death of the owner of an IRA, the named Beneficiary (other than the IRA owner's spouse) directs that the IRA death proceeds be transferred to a new policy issued as an Inherited IRA. The named Beneficiary of the original IRA policy will become the Annuitant under the Inherited IRA and may generally exercise all rights under the Inherited IRA policy, including the right to name his or her own Beneficiary in the event of death.

     Special tax rules apply to an Inherited IRA. The tax law does not permit additional premiums to be contributed to an Inherited IRA policy. Also, in order to avoid certain income tax penalties, a Required Minimum Distribution (RMD) must be withdrawn each year from an Inherited IRA policy. The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA owner's death. The tax penalty equals 50% of the excess of the RMD amount over the amounts, if any, actually withdrawn from the Inherited IRA during the calendar year.

                          DISTRIBUTOR OF THE POLICIES

     NYLIFE Distributors Inc. ("NYLIFE Distributors"), 169 Lackawanna Avenue, Parsippany, New Jersey 07054, is the principal underwriter and the distributor of the policies. It is an indirect wholly-owned subsidiary of New York Life. The maximum commission typically paid to broker-dealers who have entered into dealer agreements with NYLIFE Distributors is 6.25%. A portion of this amount will be paid as commissions to registered representatives.

                                 VOTING RIGHTS

     The Funds are not required to and typically do not hold routine annual stockholder meetings. Special stockholder meetings will be called when necessary. To the extent required by law, NYLIAC will vote the Eligible Portfolio shares held in the Investment Divisions at special stockholder meetings of the Funds in accordance with instructions we receive from persons having voting interests in the corresponding Investment Divisions. If, however, the federal securities laws are amended, or if NYLIAC's present interpretation should change, and as a result, NYLIAC determines that it is allowed to vote the Eligible Portfolio shares in its own right, we may elect to do so.

     Prior to the Annuity Commencement Date, you hold a voting interest in each Investment Division to which you have money allocated. We will determine the number of votes which are available to you by dividing the Accumulation Value attributable to an Investment Division by the net asset value per share of the applicable Eligible Portfolios. We will calculate the number of votes which are available to you separately for each Investment Division. We will determine that number by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to the Investment Division.

     We will determine the number of votes of the Eligible Portfolio which are available as of the date established by the Portfolio of the relevant Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the relevant Fund.

     If we do not receive timely instructions, we will vote those shares in proportion to the voting instructions which are received with respect to all policies participating in that Investment Division. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast. Each person having a voting interest in an Investment Division will receive proxy material, reports and other materials relating to the appropriate Eligible Portfolio.

                           TABLE OF CONTENTS FOR THE
                  STATEMENT OF ADDITIONAL INFORMATION ("SAI")

     The SAI contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for the SAI:

                                                              PAGE
                                                              ----
THE POLICIES................................................    2
  Valuation of Accumulation Units...........................    2
ANNUITY PAYMENTS............................................    2
GENERAL MATTERS.............................................    2
FEDERAL TAX MATTERS.........................................    3
  TAXATION OF NEW YORK LIFE INSURANCE AND ANNUITY
     CORPORATION............................................    3
  TAX STATUS OF THE POLICIES................................    3
DISTRIBUTOR OF THE POLICIES.................................    4
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS......................    4
STATE REGULATION............................................    4
RECORDS AND REPORTS.........................................    4
LEGAL PROCEEDINGS...........................................    5
FINANCIAL STATEMENTS........................................    5
OTHER INFORMATION...........................................    5
FINANCIAL STATEMENTS........................................  F-1

  How to obtain a LifeStages(R) Elite Variable Annuity Statement of Additional
                                  Information.

               Call (800) 598-2019 or send this request form to:

                          NYLIAC Variable Products Service Center
                          Madison Square Station
                          P.O. Box 922
                          New York, NY 10159

--------------------------------------------------------------------------------

        Please send me a LifeStages(R) Elite Variable Annuity Statement of Additional Information dated September 1, 2003:

--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Address

--------------------------------------------------------------------------------
City                            State                            Zip

                                   APPENDIX 1

                       PROSPECTUS DATED SEPTEMBER 1, 2003

     NYLIAC offers an individual single premium version of the LifeStages(R) Elite Variable Annuity in the states of Alabama, Maryland, Massachusetts, New Jersey, Oregon, South Carolina, Utah and Washington. This Appendix modifies the September 1, 2003 Prospectus for the policies to describe the single premium version of the policies.

     All capitalized terms have the same meaning as those in the Prospectus.

     The principal differences between the single premium version and flexible premium version of the policies are that under the single premium version:

          1) You can only make one premium payment;

          2) There is a different surrender charge schedule; and

          3) The minimum premium payment is $5,000 for both Qualified and Non-Qualified policies.

     Accordingly, for the single premium policies, the Prospectus is amended in the following respects:

I. SINGLE PREMIUM ONLY

     When reading this Appendix together with the Prospectus, keep in mind that only one premium payment is permitted under the single premium policies. Exceptions to this rule apply only in cases where part of your initial premium is funded from another source, such as a 1035 exchange, rollover or transfer from an institution. In such cases, we may receive parts of your initial premium on different Business Days.

     Accordingly, except in the circumstances described above, all references throughout the Prospectus to premium payments in the plural should be read to mean singular. Further, references to allocations of premium payments should be read to mean an allocation of the premium or any portion thereof. Naturally, any features or services that relate to multiple premium payments are not applicable to the single premium policy.

     Replace all references to "Payment Year" throughout the Prospectus with "Policy Year," and delete the definition of Payment Year in the "Definitions" section of the Prospectus.

     Replace all references to "Payment Year" throughout the Prospectus with "Policy Year," and delete the definition of Payment Year in the "Definitions" section of the Prospectus.

II. SURRENDER CHARGE

Under the single premium policies, the surrender charge is as follows:

                           POLICY                             SURRENDER
                            YEAR                               CHARGE
                           ------                             ---------
 1..........................................................     8%
 2..........................................................     8%
 3..........................................................     7%
 4..........................................................     6%
 5..........................................................     5%
 6..........................................................     4%
 7..........................................................     3%
 8..........................................................     2%
 9+.........................................................     0%

     Therefore, all references in the Prospectus to the Surrender Charge, such as in the "TABLE OF FEES AND EXPENSES", under Question 4: "What charges are assessed against the policy?" and under "Selecting the Variable Annuity That's Right for You", are modified accordingly. Please remember that this Appendix lowers only the surrender charge for the single premium version of the policies. All other fees and charges described in the Prospectus remain unchanged.

     Also, as a result of the lower Surrender Charge under the single premium policies, the "Expenses if you surrendered your policy" in the Examples beginning on Page 8 is modified as follows:

     You would pay the following expenses on a $10,000 premium payment in one of the Investment Divisions listed, assuming a 5% annual return on assets:

                                    EXPENSES IF YOU SURRENDERED YOUR POLICY
-----------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
-----------------------------------------------------------------------------
MAINSTAY VP BOND--SERVICE CLASS
without and Riders..............  $442.88   $  988.19   $1,509.87   $2,817.08
with IPP Rider..................  $487.23   $1,120.25   $1,729.18   $3,324.80
with EBB Rider..................  $472.47   $1,076.42   $1,656.63   $3,182.30
with ADBR Rider.................  $477.39   $1,091.06   $1,680.86   $3,230.04
with IPP & EBB Riders...........  $516.82   $1,208.49   $1,875.93   $3,616.76
with IPP & ADBR Riders..........  $521.74   $1,223.10   $1,900.17   $3,664.51
with EBB & ADBR Riders..........  $506.97   $1,179.27   $1,827.61   $3,522.01
with All Riders.................  $551.33   $1,311.32   $2,046.91   $3,956.45
-----------------------------------------------------------------------------
MAINSTAY VP CAPITAL APPRECIATION--SERVICE CLASS
without any Riders..............  $454.70   $1,023.54   $1,568.81   $2,932.40
with IPP Rider..................  $499.01   $1,155.14   $1,786.76   $3,437.01
with EBB Rider..................  $484.26   $1,111.45   $1,714.65   $3,296.35
with ADBR Rider.................  $489.18   $1,126.04   $1,738.74   $3,343.47
with IPP & EBB Riders...........  $528.56   $1,243.05   $1,932.61   $3,725.19
with IPP & ADBR Riders..........  $533.48   $1,257.63   $1,956.71   $3,772.31
with EBB & ADBR Riders..........  $518.73   $1,213.93   $1,884.58   $3,631.65
with All Riders.................  $563.03   $1,345.50   $2,102.50   $4,060.42
-----------------------------------------------------------------------------
MAINSTAY VP CASH MANAGEMENT
without any Riders..............  $421.14   $  923.02   $1,400.87   $2,601.84
with IPP Rider..................  $465.58   $1,055.97   $1,622.70   $3,115.27
with EBB Rider..................  $450.79   $1,011.86   $1,549.33   $2,969.33
with ADBR Rider.................  $455.73   $1,026.59   $1,573.86   $3,018.24
with IPP & EBB Riders...........  $495.24   $1,144.80   $1,771.15   $3,414.34
with IPP & ADBR Riders..........  $500.17   $1,159.54   $1,795.70   $3,463.30
with EBB & ADBR Riders..........  $485.38   $1,115.42   $1,722.29   $3,317.32
with All Riders.................  $529.82   $1,248.36   $1,944.12   $3,762.37
-----------------------------------------------------------------------------
MAINSTAY VP CONVERTIBLE--SERVICE CLASS
without any Riders..............  $457.68   $1,032.40   $1,583.52   $2,961.04
with IPP Rider..................  $501.96   $1,163.85   $1,801.09   $3,464.80
with EBB Rider..................  $487.23   $1,120.21   $1,729.11   $3,324.66
with ADBR Rider.................  $492.13   $1,134.78   $1,753.16   $3,371.62
with IPP & EBB Rider............  $531.50   $1,251.68   $1,946.72   $3,752.03
with IPP & ADBR Rider...........  $536.42   $1,266.24   $1,970.77   $3,799.01
with EBB & ADBR Rider...........  $521.68   $1,222.60   $1,898.77   $3,658.83
with All Riders.................  $565.95   $1,354.04   $2,116.36   $4,086.18
-----------------------------------------------------------------------------
MAINSTAY VP EQUITY INCOME--SERVICE CLASS
without any Riders..............  $482.31   $1,105.65   $1,705.03   $3,195.98
with IPP Rider..................  $526.47   $1,236.07   $1,919.78   $3,693.26
with EBB Rider..................  $511.77   $1,192.79   $1,848.74   $3,556.90
with ADBR Rider.................  $516.67   $1,207.23   $1,872.45   $3,602.58
with IPP & EBB Rider............  $555.94   $1,323.21   $2,063.49   $3,972.69
with IPP & ADBR Rider...........  $560.85   $1,337.68   $2,087.23   $4,018.38
with EBB & ADBR Rider...........  $546.14   $1,294.38   $2,016.18   $3,882.01
with All Riders.................  $590.31   $1,424.83   $2,230.95   $4,297.80
-----------------------------------------------------------------------------

                                    EXPENSES IF YOU SURRENDERED YOUR POLICY
-----------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
-----------------------------------------------------------------------------
MAINSTAY VP GOVERNMENT--SERVICE CLASS
without any Riders..............  $449.79   $1,008.84   $1,544.28   $2,884.51
with IPP Rider..................  $494.11   $1,140.62   $1,762.80   $3,390.40
with EBB Rider..................  $479.35   $1,096.87   $1,690.51   $3,249.00
with ADBR Rider.................  $484.27   $1,111.48   $1,714.67   $3,296.39
with IPP & EBB Riders...........  $523.66   $1,228.65   $1,909.01   $3,680.14
with IPP & ADBR Riders..........  $528.60   $1,243.25   $1,933.17   $3,727.54
with EBB & ADBR Riders..........  $513.84   $1,199.53   $1,860.89   $3,586.14
with All Riders.................  $558.16   $1,331.29   $2,079.40   $4,017.27
-----------------------------------------------------------------------------
MAINSTAY VP GROWTH EQUITY--SERVICE CLASS
without any Riders..............  $441.88   $  985.22   $1,504.92   $2,807.38
with IPP Rider..................  $486.24   $1,117.33   $1,724.35   $3,315.36
with EBB Rider..................  $471.48   $1,073.49   $1,651.75   $3,172.71
with ADBR Rider.................  $476.39   $1,088.13   $1,676.02   $3,220.52
with IPP & EBB Riders...........  $515.83   $1,205.59   $1,871.18   $3,607.66
with IPP & ADBR Riders..........  $520.75   $1,220.22   $1,895.46   $3,655.47
with EBB & ADBR Riders..........  $505.98   $1,176.36   $1,822.83   $3,512.79
with All Riders.................  $550.34   $1,308.50   $2,042.30   $3,947.76
-----------------------------------------------------------------------------
MAINSTAY VP HIGH YIELD CORPORATE BOND--SERVICE CLASS
without any Riders..............  $450.78   $1,011.77   $1,549.19   $2,894.11
with IPP Rider..................  $495.08   $1,143.50   $1,767.58   $3,399.73
with EBB Rider..................  $480.33   $1,099.79   $1,695.32   $3,258.48
with ADBR Rider.................  $485.25   $1,114.39   $1,719.49   $3,305.85
with IPP & EBB Riders...........  $524.65   $1,231.53   $1,913.75   $3,689.18
with IPP & ADBR Riders..........  $529.58   $1,246.14   $1,937.89   $3,736.51
with EBB & ADBR Riders..........  $514.82   $1,202.41   $1,865.64   $3,595.27
with All Riders.................  $559.13   $1,334.14   $2,084.03   $4,025.95
-----------------------------------------------------------------------------
MAINSTAY VP INDEXED EQUITY--SERVICE CLASS
without any Riders..............  $429.04   $  946.78   $1,440.65   $2,680.66
with IPP Rider..................  $473.46   $1,079.40   $1,661.57   $3,192.04
with EBB Rider..................  $458.67   $1,035.38   $1,588.46   $3,047.33
with ADBR Rider.................  $463.60   $1,050.08   $1,612.90   $3,095.84
with IPP & EBB Riders...........  $503.09   $1,168.01   $1,809.40   $3,488.53
with IPP & ADBR Riders..........  $508.02   $1,182.69   $1,833.82   $3,537.02
with EBB & ADBR Riders..........  $493.23   $1,138.68   $1,760.73   $3,392.35
with All Riders.................  $537.65   $1,271.30   $1,981.64   $3,833.50
-----------------------------------------------------------------------------
MAINSTAY VP INTERNATIONAL EQUITY--SERVICE CLASS
without any Riders..............  $500.98   $1,160.95   $1,796.34   $3,370.49
with IPP Rider..................  $545.09   $1,290.65   $2,009.02   $3,862.84
with EBB Rider..................  $530.39   $1,247.59   $1,938.63   $3,729.24
with ADBR Rider.................  $535.29   $1,261.95   $1,962.14   $3,774.01
with IPP & EBB Riders...........  $574.49   $1,377.28   $2,151.29   $4,136.42
with IPP & ADBR Riders..........  $579.38   $1,391.64   $2,174.79   $4,181.18
with EBB & ADBR Riders..........  $564.71   $1,348.60   $2,104.44   $4,047.64
with All Riders.................  $608.80   $1,478.29   $2,317.09   $4,454.84
-----------------------------------------------------------------------------

                                    EXPENSES IF YOU SURRENDERED YOUR POLICY
-----------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
-----------------------------------------------------------------------------
MAINSTAY VP MID CAP CORE--SERVICE CLASS
without any Riders..............  $523.56   $1,227.53   $1,905.76   $3,577.13
with IPP Rider..................  $567.55   $1,356.28   $2,115.87   $4,063.46
with EBB Rider..................  $552.91   $1,313.55   $2,046.34   $3,933.24
with ADBR Rider.................  $557.80   $1,327.81   $2,069.57   $3,976.91
with IPP & EBB Riders...........  $596.89   $1,442.33   $2,256.46   $4,330.27
with IPP & ADBR Riders..........  $601.78   $1,456.57   $2,279.67   $4,373.87
with EBB & ADBR Riders..........  $587.12   $1,413.82   $2,210.16   $4,243.66
with All Riders.................  $631.12   $1,542.60   $2,420.26   $4,640.67
-----------------------------------------------------------------------------
MAINSTAY VP MID CAP GROWTH--SERVICE CLASS
without any Riders..............  $500.00   $1,158.04   $1,791.54   $3,361.36
with IPP Rider..................  $544.11   $1,287.79   $2,004.33   $3,853.98
with EBB Rider..................  $529.41   $1,244.70   $1,933.91   $3,720.26
with ADBR Rider.................  $534.32   $1,259.09   $1,957.45   $3,765.08
with IPP & EBB Riders...........  $573.51   $1,374.45   $2,146.68   $4,127.91
with IPP & ADBR Riders..........  $578.41   $1,388.82   $2,170.22   $4,172.72
with EBB & ADBR Riders..........  $563.73   $1,345.76   $2,099.82   $4,039.04
with All Riders.................  $607.82   $1,475.46   $2,312.57   $4,446.66
-----------------------------------------------------------------------------
MAINSTAY VP SMALL CAP GROWTH--SERVICE CLASS
without any Riders..............  $518.67   $1,213.11   $1,882.10   $3,532.64
with IPP Rider..................  $562.67   $1,342.06   $2,092.73   $4,020.23
with EBB Rider..................  $548.01   $1,299.24   $2,023.02   $3,889.30
with ADBR Rider.................  $552.90   $1,313.53   $2,046.32   $3,933.19
with IPP & EBB Riders...........  $592.03   $1,428.21   $2,233.67   $4,288.50
with IPP & ADBR Riders..........  $596.92   $1,442.51   $2,256.99   $4,332.40
with EBB & ADBR Riders..........  $582.27   $1,399.71   $2,187.30   $4,201.49
with All Riders.................  $626.27   $1,528.66   $2,397.95   $4,600.67
-----------------------------------------------------------------------------
MAINSTAY VP TOTAL RETURN--SERVICE CLASS
without any Riders..............  $451.76   $1,014.72   $1,554.11   $2,903.69
with IPP Rider..................  $496.07   $1,146.43   $1,772.39   $3,409.07
with EBB Rider..................  $481.31   $1,102.70   $1,700.17   $3,267.98
with ADBR Rider.................  $486.23   $1,117.30   $1,724.31   $3,315.26
with IPP & EBB Riders...........  $525.63   $1,234.40   $1,918.45   $3,698.18
with IPP & ADBR Riders..........  $530.55   $1,249.00   $1,942.61   $3,745.47
with EBB & ADBR Riders..........  $515.79   $1,205.27   $1,870.37   $3,604.38
with All Riders.................  $560.11   $1,336.98   $2,088.65   $4,034.56
-----------------------------------------------------------------------------
MAINSTAY VP VALUE--SERVICE CLASS
without any Riders..............  $455.70   $1,026.50   $1,573.70   $2,941.93
with IPP Rider..................  $499.99   $1,158.03   $1,791.53   $3,446.27
with EBB Rider..................  $485.25   $1,114.38   $1,719.46   $3,305.78
with ADBR Rider.................  $490.17   $1,128.97   $1,743.57   $3,352.89
with IPP & EBB Riders...........  $529.55   $1,245.91   $1,937.31   $3,734.13
with IPP & ADBR Riders..........  $534.47   $1,260.48   $1,961.36   $3,781.17
with EBB & ADBR Riders..........  $519.72   $1,216.83   $1,889.31   $3,640.71
with All Riders.................  $564.01   $1,348.36   $2,107.13   $4,069.03
-----------------------------------------------------------------------------

                                    EXPENSES IF YOU SURRENDERED YOUR POLICY
-----------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
-----------------------------------------------------------------------------
MAINSTAY VP AMERICAN CENTURY INCOME & GROWTH--SERVICE CLASS
without any Riders..............  $482.31   $1,105.65   $1,705.03   $3,195.98
with IPP Rider..................  $526.47   $1,236.07   $1,919.78   $3,693.26
with EBB Rider..................  $511.77   $1,192.79   $1,848.74   $3,556.90
with ADBR Rider.................  $516.67   $1,207.23   $1,872.45   $3,602.58
with IPP & EBB Riders...........  $555.94   $1,323.21   $2,063.49   $3,972.69
with IPP & ADBR Riders..........  $560.85   $1,337.68   $2,087.23   $4,018.38
with EBB & ADBR Riders..........  $546.14   $1,294.38   $2,016.18   $3,882.01
with All Riders.................  $590.31   $1,424.83   $2,230.95   $4,297.80
-----------------------------------------------------------------------------
MAINSTAY VP DREYFUS LARGE COMPANY GROWTH--SERVICE CLASS
without any Riders..............  $488.21   $1,123.15   $1,733.95   $3,251.45
with IPP Rider..................  $532.35   $1,253.33   $1,948.03   $3,747.16
with EBB Rider..................  $517.66   $1,210.12   $1,877.21   $3,611.67
with ADBR Rider.................  $522.56   $1,224.57   $1,900.91   $3,657.15
with IPP & EBB Riders...........  $561.81   $1,340.35   $2,091.32   $4,024.77
with IPP & ADBR Riders..........  $566.70   $1,354.74   $2,114.97   $4,070.15
with EBB & ADBR Riders..........  $552.01   $1,311.54   $2,044.15   $3,934.70
with All Riders.................  $596.16   $1,441.74   $2,258.23   $4,347.75
-----------------------------------------------------------------------------
MAINSTAY VP EAGLE ASSET MANAGEMENT GROWTH EQUITY--SERVICE CLASS
without any Riders..............  $471.47   $1,073.47   $1,651.75   $3,093.36
with IPP Rider..................  $515.70   $1,204.37   $1,867.75   $3,593.52
with EBB Rider..................  $500.97   $1,160.92   $1,796.28   $3,455.47
with ADBR Rider.................  $505.88   $1,175.41   $1,820.14   $3,501.72
with IPP & EBB Rider............  $545.19   $1,291.79   $2,012.28   $3,876.33
with IPP & ADBR Rider...........  $550.10   $1,306.29   $2,036.15   $3,922.57
with EBB & ADBR Rider...........  $535.37   $1,262.84   $1,964.68   $3,784.51
with All Riders.................  $579.59   $1,393.73   $2,180.70   $4,205.41
-----------------------------------------------------------------------------
MAINSTAY VP LORD ABBETT DEVELOPING GROWTH--SERVICE CLASS
without any Riders..............  $500.00   $1,158.04   $1,791.54   $3,361.36
with IPP Rider..................  $544.11   $1,287.79   $2,004.33   $3,853.98
with EBB Rider..................  $529.41   $1,244.70   $1,933.91   $3,720.26
with ADBR Rider.................  $534.32   $1,259.09   $1,957.45   $3,765.08
with IPP & EBB Riders...........  $573.51   $1,374.45   $2,146.68   $4,127.91
with IPP & ADBR Riders..........  $578.41   $1,388.82   $2,170.22   $4,172.72
with EBB & ADBR Riders..........  $563.73   $1,345.76   $2,099.82   $4,039.04
with All Riders.................  $607.82   $1,475.46   $2,312.57   $4,446.66
-----------------------------------------------------------------------------
ALGER AMERICAN SMALL CAPITALIZATION--CLASS S SHARES
without any Riders..............  $485.25   $1,114.39   $1,719.50   $3,223.76
with IPP Rider..................  $529.42   $1,244.70   $1,933.90   $3,720.24
with EBB Rider..................  $514.71   $1,201.45   $1,862.96   $3,584.32
with ADBR Rider.................  $519.60   $1,215.87   $1,886.66   $3,629.86
with IPP & EBB Riders...........  $558.87   $1,331.76   $2,077.40   $3,998.77
with IPP & ADBR Riders..........  $563.76   $1,346.20   $2,101.10   $4,044.31
with EBB & ADBR Riders..........  $549.07   $1,302.95   $2,030.16   $3,908.38
with All Riders.................  $593.23   $1,433.28   $2,244.60   $4,322.82
-----------------------------------------------------------------------------

                                    EXPENSES IF YOU SURRENDERED YOUR POLICY
-----------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
-----------------------------------------------------------------------------
CALVERT SOCIAL BALANCED
without any Riders..............  $456.69   $1,029.45   $1,578.60   $2,951.50
with IPP Rider..................  $500.98   $1,160.96   $1,796.35   $3,455.60
with EBB Rider..................  $486.24   $1,117.31   $1,724.30   $3,315.24
with ADBR Rider.................  $491.15   $1,131.87   $1,748.37   $3,362.26
with IPP & EBB Riders...........  $530.53   $1,248.79   $1,942.00   $3,743.08
with IPP & ADBR Riders..........  $535.44   $1,263.35   $1,966.06   $3,790.08
with EBB & ADBR Riders..........  $520.70   $1,219.71   $1,894.05   $3,649.76
with All Riders.................  $564.99   $1,351.20   $2,111.76   $4,077.64
-----------------------------------------------------------------------------
DREYFUS IP TECHNOLOGY GROWTH--SERVICE SHARES
without any Riders..............  $477.38   $1,091.02   $1,680.82   $3,149.48
with IPP Rider..................  $521.57   $1,221.66   $1,896.14   $3,648.04
with EBB Rider..................  $506.86   $1,178.31   $1,824.90   $3,510.93
with ADBR Rider.................  $511.77   $1,192.79   $1,848.73   $3,556.91
with IPP & EBB Riders...........  $551.05   $1,308.94   $2,040.24   $3,929.04
with IPP & ADBR Riders..........  $555.96   $1,323.42   $2,064.05   $3,974.95
with EBB & ADBR Riders..........  $541.25   $1,280.06   $1,992.81   $3,837.84
with All Riders.................  $585.44   $1,410.70   $2,208.15   $4,255.94
-----------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R)--SERVICE CLASS 2
without any Riders..............  $458.66   $1,035.34   $1,588.40   $2,970.53
with IPP Rider..................  $502.94   $1,166.73   $1,805.88   $3,474.11
with EBB Rider..................  $488.20   $1,123.13   $1,733.93   $3,334.08
with ADBR Rider.................  $493.11   $1,137.67   $1,757.95   $3,380.96
with IPP & EBB Riders...........  $532.48   $1,254.53   $1,951.40   $3,760.97
with IPP & ADBR Riders..........  $537.39   $1,269.07   $1,975.42   $3,807.87
with EBB & ADBR Riders..........  $522.65   $1,225.47   $1,903.48   $3,667.86
with All Riders.................  $566.93   $1,356.88   $2,120.97   $4,094.75
-----------------------------------------------------------------------------
FIDELITY(R) VIP EQUITY-INCOME--SERVICE CLASS 2
without any Riders..............  $448.79   $1,005.88   $1,539.38   $2,874.89
with IPP Rider..................  $493.13   $1,137.72   $1,758.02   $3,381.09
with EBB Rider..................  $478.37   $1,093.96   $1,685.68   $3,239.54
with ADBR Rider.................  $483.29   $1,108.55   $1,709.85   $3,286.95
with IPP & EBB Riders...........  $522.69   $1,225.76   $1,904.29   $3,671.11
with IPP & ADBR Riders..........  $527.63   $1,240.40   $1,928.50   $3,718.60
with EBB & ADBR Riders..........  $512.86   $1,196.63   $1,856.15   $3,577.00
with All Riders.................  $557.18   $1,328.44   $2,074.75   $4,008.64
-----------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP--SERVICE CLASS 2
without any Riders..............  $460.63   $1,041.19   $1,598.15   $2,989.55
with IPP Rider..................  $504.90   $1,172.53   $1,815.40   $3,492.54
with EBB Rider..................  $490.16   $1,128.95   $1,743.55   $3,352.87
with ADBR Rider.................  $495.07   $1,143.49   $1,767.55   $3,399.66
with IPP & EBB Riders...........  $534.43   $1,260.28   $1,960.80   $3,778.81
with IPP & ADBR Riders..........  $539.35   $1,274.82   $1,984.81   $3,825.65
with EBB & ADBR Riders..........  $524.61   $1,231.23   $1,912.94   $3,685.94
with All Riders.................  $568.89   $1,362.57   $2,130.19   $4,111.90
-----------------------------------------------------------------------------

                                    EXPENSES IF YOU SURRENDERED YOUR POLICY
-----------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
-----------------------------------------------------------------------------
JANUS ASPEN SERIES BALANCED--SERVICE SHARES
without any Riders..............  $457.68   $1,032.40   $1,583.52   $2,961.04
with IPP Rider..................  $501.96   $1,163.85   $1,801.09   $3,464.80
with EBB Rider..................  $487.23   $1,120.21   $1,729.11   $3,324.66
with ADBR Rider.................  $492.13   $1,134.78   $1,753.16   $3,371.62
with IPP & EBB Riders...........  $531.50   $1,251.68   $1,946.72   $3,752.03
with IPP & ADBR Riders..........  $536.42   $1,266.24   $1,970.77   $3,799.01
with EBB & ADBR Riders..........  $521.68   $1,222.60   $1,898.77   $3,658.83
with All Riders.................  $565.95   $1,354.04   $2,116.36   $4,086.18
-----------------------------------------------------------------------------
JANUS ASPEN SERIES WORLDWIDE GROWTH--SERVICE SHARES
without any Riders..............  $460.63   $1,041.19   $1,598.15   $2,989.55
with IPP Rider..................  $504.90   $1,172.53   $1,815.40   $3,492.54
with EBB Rider..................  $490.16   $1,128.95   $1,743.55   $3,352.87
with ADBR Rider.................  $495.07   $1,143.49   $1,767.55   $3,399.66
with IPP & EBB Riders...........  $534.43   $1,260.28   $1,960.80   $3,778.81
with IPP & ADBR Riders..........  $539.35   $1,274.82   $1,984.81   $3,825.65
with EBB & ADBR Riders..........  $524.61   $1,231.23   $1,912.94   $3,685.94
with All Riders.................  $568.89   $1,362.57   $2,130.19   $4,111.90
-----------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES--SERVICE CLASS
without any Riders..............  $478.36   $1,093.95   $1,685.66   $3,158.79
with IPP Rider..................  $522.55   $1,224.55   $1,900.88   $3,657.11
with EBB Rider..................  $507.84   $1,181.21   $1,829.69   $3,520.18
with ADBR Rider.................  $512.75   $1,195.67   $1,853.49   $3,566.05
with IPP & EBB Riders...........  $552.03   $1,311.81   $2,044.89   $3,937.78
with IPP & ADBR Riders..........  $556.94   $1,326.27   $2,068.70   $3,983.67
with EBB & ADBR Riders..........  $542.22   $1,282.91   $1,997.48   $3,846.70
with All Riders.................  $586.42   $1,413.54   $2,212.71   $4,264.34
-----------------------------------------------------------------------------
MFS(R) RESEARCH SERIES--SERVICE CLASS
without any Riders..............  $477.38   $1,091.02   $1,680.82   $3,149.48
with IPP Rider..................  $521.57   $1,221.66   $1,896.14   $3,648.04
with EBB Rider..................  $506.86   $1,178.31   $1,824.90   $3,510.93
with ADBR Rider.................  $511.77   $1,192.79   $1,848.73   $3,556.91
with IPP & EBB Riders...........  $551.05   $1,308.94   $2,040.24   $3,929.04
with IPP & ADBR Riders..........  $555.96   $1,323.42   $2,064.05   $3,974.95
with EBB & ADBR Riders..........  $541.25   $1,280.06   $1,992.81   $3,837.84
with All Riders.................  $585.44   $1,410.70   $2,208.15   $4,255.94
-----------------------------------------------------------------------------
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II
without any Riders..............  $475.41   $1,085.18   $1,671.13   $3,130.79
with IPP Rider..................  $519.62   $1,215.90   $1,886.69   $3,629.90
with EBB Rider..................  $504.90   $1,172.51   $1,815.37   $3,492.46
with ADBR Rider.................  $509.81   $1,187.00   $1,839.22   $3,538.53
with IPP & EBB Riders...........  $549.10   $1,303.24   $2,030.93   $3,911.49
with IPP & ADBR Riders..........  $554.02   $1,317.72   $2,054.76   $3,957.54
with EBB & ADBR Riders..........  $539.29   $1,274.34   $1,983.45   $3,820.13
with All Riders.................  $583.50   $1,405.05   $2,199.01   $4,239.14
-----------------------------------------------------------------------------

                                    EXPENSES IF YOU SURRENDERED YOUR POLICY
-----------------------------------------------------------------------------
      INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
-----------------------------------------------------------------------------
VAN ECK WORLDWIDE HARD ASSETS
without any Riders..............  $488.21   $1,123.15   $1,733.95   $3,251.45
with IPP Rider..................  $532.35   $1,253.33   $1,948.03   $3,747.16
with EBB Rider..................  $517.66   $1,210.12   $1,877.21   $3,611.67
with ADBR Rider.................  $522.56   $1,224.57   $1,900.91   $3,657.15
with IPP & EBB Riders...........  $561.81   $1,340.35   $2,091.32   $4,024.77
with IPP & ADBR Riders..........  $566.70   $1,354.74   $2,114.97   $4,070.15
with EBB & ADBR Riders..........  $552.01   $1,311.54   $2,044.15   $3,934.70
with All Riders.................  $596.16   $1,441.74   $2,258.23   $4,347.75
-----------------------------------------------------------------------------
VAN KAMPEN UIF EMERGING MARKETS EQUITY--CLASS II
without any Riders..............  $591.07   $1,424.63   $2,226.55   $4,167.96
with IPP Rider..................  $634.76   $1,550.69   $2,429.21   $4,636.32
with EBB Rider..................  $620.22   $1,508.87   $2,362.17   $4,515.70
with ADBR Rider.................  $625.06   $1,522.83   $2,384.56   $4,556.09
with IPP & EBB Riders...........  $663.90   $1,634.91   $2,564.81   $4,883.50
with IPP & ADBR Riders..........  $668.75   $1,648.88   $2,587.18   $4,923.91
with EBB & ADBR Riders..........  $654.20   $1,607.04   $2,520.15   $4,803.29
with All Riders.................  $697.89   $1,733.08   $2,722.76   $5,171.07
-----------------------------------------------------------------------------

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                      STATEMENT OF ADDITIONAL INFORMATION

                               SEPTEMBER 1, 2003
                                      FOR

                      LIFESTAGES(R) ELITE VARIABLE ANNUITY
                                      FROM
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                  INVESTING IN
                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

     This Statement of Additional Information ("SAI") is not a prospectus. The SAI contains information that expands upon subjects discussed in the current LifeStages(R) Elite Variable Annuity Prospectus. You should read the SAI in conjunction with the current LifeStages(R) Elite Variable Annuity Prospectus dated September 1, 2003. You may obtain a copy of the Prospectus by calling New York Life Insurance and Annuity Corporation ("NYLIAC") at (800) 598-2019 or writing to NYLIAC at 51 Madison Avenue, Room 452, New York, New York 10010. Terms used but not defined in this SAI have the same meaning as in the current LifeStages(R) Elite Variable Annuity Prospectus.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE POLICIES................................................     2
     Valuation of Accumulation Units........................     2
ANNUITY PAYMENTS............................................     2
GENERAL MATTERS.............................................     2
FEDERAL TAX MATTERS.........................................     3
     Taxation of New York Life Insurance and Annuity
       Corporation..........................................     3
     Tax Status of the Policies.............................     3
DISTRIBUTOR OF THE POLICIES.................................     4
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS......................     4
STATE REGULATION............................................     4
RECORDS AND REPORTS.........................................     4
LEGAL PROCEEDINGS...........................................     5
EXPERTS.....................................................     5
OTHER INFORMATION...........................................     5
FINANCIAL STATEMENTS........................................   F-1

                                  THE POLICIES

     The following provides additional information about the policies and supplements the description in the Prospectus.

     VALUATION OF ACCUMULATION UNITS

     Accumulation Units are valued separately for each Investment Division of the Separate Account. The method used for valuing Accumulation Units in each Investment Division is the same. We arbitrarily set the value of each Accumulation Unit as of the date operations began for the Investment Division. Thereafter, the value of an Accumulation Unit of an Investment Division for any Business Day equals the value of an Accumulation Unit in that Investment Division as of the immediately preceding Business Day multiplied by the "Net Investment Factor" for that Investment Division for the current Business Day.

     We determine the Net Investment Factor for each Investment Division for any period from the close of the preceding Business Day to the close of the current Business Day (the "Valuation Period") is determined by the following formula:

                                     (a/b)
Where: a= the result of:

             (1) the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined at the end of the current Valuation Period, plus

             (2) the per share amount of any dividend or capital gain
                 distribution made by the Eligible Portfolio for shares held in the Investment Division if the "ex-dividend" date occurs during the current Valuation Period;

          b= is the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined as of the end of the immediately preceding Valuation Period.

     The Net Investment Factor may be greater or less than one. Therefore, the value of an Accumulation Unit in an Investment Division may increase or decrease from Valuation Period to Valuation Period.

                                ANNUITY PAYMENTS

     We will make equal annuity payments each month under the Life Income Payment Option during the lifetime of the Annuitant. Once payments begin, they do not change and are guaranteed for 10 years even if the Annuitant dies sooner. If the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary. We may require that the payee submit proof of the Annuitant's survivorship as a condition for future payments beyond the 10-year guaranteed payment period.

     On the Annuity Commencement Date, we will determine the Accumulation Value of your policy and use that value to calculate the amount of each annuity payment. We determine each annuity payment by applying the Accumulation Value, less any premium taxes, to the annuity factors specified in the annuity table set forth in the policy. Those factors are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Policies and other employer-sponsored retirement plans, such classification is not permitted), date of application and age of the Annuitant. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor from the table to compute the amount of each monthly annuity payment.

                                GENERAL MATTERS

     NON-PARTICIPATING. The policies are non-participating. Dividends are not paid.

     MISSTATEMENT OF AGE OR SEX. If the Annuitant's stated age and/or sex in the policy are incorrect, NYLIAC will change the benefits payable to those which the premium payments would have purchased for the correct age and sex. Sex is not a factor when annuity benefits are based on unisex annuity payment rate tables. (See "Income Payments--Election of Income Payment Options" at page 35 of the Prospectus.) If we made payments based on incorrect age or sex, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 3.5% per year, from the date of the wrong payment to the date the adjustment is made.

     ASSIGNMENTS. If permitted by the plan or by law for the plan indicated in the application for the policy, you may assign a Non-Qualified Policy or any interest in it prior to the Annuity Commencement Date and during the Annuitant's lifetime. NYLIAC will not be deemed to know of an assignment unless it receives a copy of a duly executed instrument evidencing such assignment. Further, NYLIAC assumes no responsibility for the validity of any assignment. (See "Federal Tax Matters--Taxation of Annuities in General" at page 38 of the Prospectus.)

     MODIFICATION. NYLIAC may not modify the policy without your consent except to make the policy meet the requirements of the Investment Company Act of 1940, or to make the policy comply with any changes in the Internal Revenue Code or as required by the Code in order to continue treatment of the policy as an annuity, or by any other applicable law.

     INCONTESTABILITY. We rely on statements made in the application. They are representations, not warranties. We will not contest the policy after it has been in force during the lifetime of the Annuitant for two years from the Policy Date.

                              FEDERAL TAX MATTERS

     TAXATION OF NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

     NYLIAC is taxed as a life insurance company. Because the Separate Account is not an entity separate from NYLIAC, and its operations form a part of NYLIAC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized net capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the Accumulation Value. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the policy. Under existing federal income tax law, NYLIAC believes that Separate Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the reserves under the policy.

     TAX STATUS OF THE POLICIES

     Section 817(h) of the Code requires that the investments of the Separate Account must be "adequately diversified" in accordance with Treasury regulations in order for the policies to qualify as annuity contracts under Section 72 of the Code. The Separate Account intends to comply with the diversification requirements prescribed by the Treasury under Treasury Regulation Section 1.817-5.

     To comply with regulations under Section 817(h) of the Code, the Separate Account is required to diversify its investments, so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

     Although the Treasury Department has issued regulations on the diversification requirements, such regulations do not provide guidance concerning the extent to which policy owners may direct their investments to particular subaccounts of a separate account, or the permitted number of such subaccounts. It is unclear whether additional guidance in this regard will be issued in the future. It is possible that if such guidance is issued, the policy may need to be modified to comply with such additional guidance. For these reasons, NYLIAC reserves the right to modify the Policy as necessary to attempt to prevent the policy owner from being considered the owner of the assets of the Separate Account or otherwise to qualify the policy for favorable tax treatment.

     The Code also requires that non-qualified annuity contracts contain specific provisions for distribution of the policy proceeds upon the death of any policy owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that (a) if any policy owner dies on or after the Annuity Commencement Date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the policy owner's death; and (b) if any policy owner dies before the Annuity Commencement Date, the entire interest in the policy must generally be distributed within 5 years after the policy owner's date of death. These requirements will be considered satisfied if the entire interest of the policy is used to purchase an immediate annuity under which payments will begin within one year of the policy owner's death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the policy owner's surviving spouse, the policy may be continued with the surviving spouse as the new policy owner. If the policy owner is not a natural person, these "death of Owner" rules apply when the primary Annuitant is changed. Non-Qualified Policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in these policies satisfy all such Code requirements. The provisions contained in these policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

     Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies NYLIAC of that election. Different rules may apply to United States citizens or expatriates living abroad. In addition, some states have enacted legislation requiring withholding.

     Even if a recipient elects no withholding, special rules may require NYLIAC to disregard the recipient's election if the recipient fails to supply NYLIAC with a "TIN" or taxpayer identification number (social security number for individuals) or if the Internal Revenue Service notifies NYLIAC that the TIN provided by the recipient is incorrect.

                          DISTRIBUTOR OF THE POLICIES

     NYLIFE Distributors Inc. ("NYLIFE Distributors") is the principal underwriter and distributor of the policies. It is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. NYLIFE Distributors is an indirect wholly-owned subsidiary of New York Life. The maximum commission typically paid to broker-dealers who have entered into dealer agreements with NYLIFE Distributors is 6.25%. A portion of this amount will be paid as commissions to registered representatives.

     As the policies are being offered for the first time, no underwriting commissions for the policies have been paid.

     The policies are sold and premium payments are accepted on a continuous basis.

                     SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

     NYLIAC holds title to assets of the Separate Account. The assets are kept physically segregated and held separate and apart from NYLIAC's general corporate assets. Records are maintained of all purchases and redemptions of Eligible Portfolio shares held by each of the Investment Divisions.

                                STATE REGULATION

     NYLIAC is a stock life insurance company organized under the laws of Delaware, and is subject to regulation by the Delaware State Insurance Department. We file an annual statement with the Delaware Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of NYLIAC as of December 31 of the preceding calendar year. Periodically, the Delaware Commissioner of Insurance examines the financial condition of NYLIAC, including the liabilities and reserves of the Separate Account.

     In addition, NYLIAC is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain policy rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the policies will be modified accordingly.

                              RECORDS AND REPORTS

     NYLIAC maintains all records and accounts relating to the Separate Account. As presently required by the federal securities laws, NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation.

                               LEGAL PROCEEDINGS

     The Company is a defendant in individual suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities and/or other operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, The Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                              FINANCIAL STATEMENTS

     The balance sheet of NYLIAC as of December 31, 2002 and 2001 and the statements of income, of stockholder's equity and of cash flows for the three years in the period ended December 31, 2002 included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. As of the date of this Prospectus, the sale of these policies had not yet begun. Therefore, no financial statements for the Separate Account are presented.

                               OTHER INFORMATION

     NYLIAC filed a registration statement with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in the Prospectus and this Statement of Additional Information. We have not included all of the information set forth in the registration statement, amendments and exhibits to the registration statement in the Prospectus and this Statement of Additional Information. We intend the statements contained in the Prospectus and this Statement of Additional Information concerning the content of the policies and other legal instruments to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the Securities and Exchange Commission. The omitted information may be obtained at the principal offices of the Securities and Exchange Commission in Washington, D.C., upon payment of prescribed fees, or through the Commission's website at www.sec.gov.

                              FINANCIAL STATEMENTS

                            PART C. OTHER INFORMATION

ITEM 24.         FINANCIAL STATEMENTS AND EXHIBITS

a.       Financial Statements.

            All required financial statements to be filed by Pre-Effective Amendment.
b.       Exhibits.

(1) Resolution of the Board of Directors of New York Life Insurance and Annuity Corporation ("NYLIAC") authorizing the establishment of the Separate Account - Filed herewith.

(2)              Not applicable.

(3)(a) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (3)(a) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410), filed 4/25/97 and incorporated herein by reference.

(3)(b) Distribution Agreement between NYLIFE Securities, Inc. and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(3)(b) to Post-Effective Amendment No. 1 on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 33-87382), and incorporated herein by reference.

(4)(a) Enhancement Spousal Continuance Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit Exhibit (4)(b) to Post-Effective Amendment No. 4 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 333-80535), filed 7/13/01 and incorporated herein by reference.

(4)(b) Speciman Policy for LifeStages Elite Variable Annuity (No. 203-193) - Filed herewith.

(4)(c)           Annual Death Benefit Reset Rider - Filed herewith.

(4)(d)           Enhanced Beneficiary Benefit Rider - Filed herewith.

(4)(e) Investment Protection Plan Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (4)(a) to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 2/18/99 and incorporated herein by reference.

(4)(f)           Unemployment Benefit Rider - Filed herewith.

(4)(g)           UPromise Account Rider - Filed herewith.

(4)(h)           Living Needs Benefit Rider - Filed herewith.

(4)(i) Investment Protection Plan Rider -- Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (4)(b) to Post-Effective Amendment No. 6 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 2/18/99 and incorporated herein by reference.

(5)(a) Form of Application for a policy for LifeStages Elite Variable Annuity - Filed herewith.

(6)(a) Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(6)(b)(1) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(6)(b)(2) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(7) Contract of Reinsurance between Connecticut General Life Insurance Company/Cigna Reinsurance and NYLIAC - Previously filed as Exhibit (7) to Registrant's Post-Effective Amendment No. 1 on Form N-4 (File No. 33-87382), filed 4/18/96 and incorporated herein by reference.

(8)(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (8)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form N-1 for New York Life MFA Series Fund, Inc. (File No. 2-86082), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(b) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(c) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(d) Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(e) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(f) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(g) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(h) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(i) Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(j) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(k) Form of Participation Agreement among Dreyfus Investment Portfolios, The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(8)(l) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life-Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(8)(m) Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.

(9)(a) Opinion and Consent of Thomas F. English, Esq. - To be filed by Pre-Effective Amendment.

(10)(a) Consent of PricewaterhouseCoopers LLP - To be filed by Pre-Effective Amendment.

(10)(b) Powers of Attorney for the Directors and Officers of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(c) to Pre-Effective Amendment No. 2 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) for the following, filed 4/25/97 and incorporated herein by reference:

                 Jay S. Calhoun, Vice President, Treasurer and Director
                   (Principal Financial Officer)
                 Richard M. Kernan, Jr., Director
                 Robert D. Rock, Senior Vice President and Director
                 Frederick J. Sievert, President and Director (Principal
                   Executive Officer)
                 Stephen N. Steinig, Senior Vice President, Chief Actuary and
                   Director
                 Seymour Sternberg, Director

(10)(c) Power of Attorney for Certain Directors of NYLIAC - Previously filed as Exhibit (10)(e) to Registrant's Post-Effective Amendment No. 6 on Form N-4 (File No. 33-87382), filed 2/18/99 and incorporated herein by reference for the following:

                 George J. Trapp, Director
                 Frank M. Boccio, Director
                 Phillip J. Hildebrand, Director
                 Michael G. Gallo, Director
                 Solomon Goldfinger, Director
                 Howard I. Atkins, Director

(10)(d) Power of Attorney for John A. Cullen, Vice President and Controller (Principal Accounting Officer). Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (10)(f) to Post-Effective Amendment No. 21 to the registration statement on Form N-4 for NYLIAC MFA Separate Account-I (File No. 2-86083), filed 4/13/00 and incorporated herein by reference.

(10)(e) Power of Attorney for Gary G. Benanav, Director and Executive Vice President - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(o) to the initial registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-47728), filed 10/11/00 and incorporated herein by reference.

(10)(f) Power of Attorney for Theodore A. Mathas, Director - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(h) to Post-Effective Amendment No. 13 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 10/3/01 and incorporated herein by reference.

(10)(g) Power of Attorney for Anne F. Pollack, Director, Senior Vice President and Chief Investment Officer - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(r) to Post-Effective Amendment No. 11 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 1/24/02 and incorporated herein by reference.

(10)(h) Power of Attorney for Michael E. Sproule, Director - Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (9)(m) to Post-Effective Amendment No. 4 to registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I
                 (File No. 333-48300), filed 12/23/02 and incorporated herein by reference.

(10)(i) Power of Attorney for Carmela Condon, Vice President and Controller of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(10) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - 1 (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(11)             Not applicable.

(12)             Not applicable.

(13)             Not applicable.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.



         Name:                                          Title:
         -----                                          ------
         Frank M. Boccio                                Director and Senior Vice President
         Michael Gallo                                  Director and Senior Vice President
         Solomon Goldfinger                             Director, Senior Vice President and Chief Financial Officer
         Phillip J. Hildebrand                          Director and Executive Vice President
         Theodore A. Mathas                             Director
         Anne F. Pollack                                Director, Senior Vice President and Chief Investment Officer
         Robert D. Rock                                 Director and Senior Vice President
         Frederick J. Sievert                           Director and President
         Michael E. Sproule                             Director
         Seymour Sternberg                              Director
         George J. Trapp                                Director
         Gary G. Benanav                                Executive Vice President and Chairman of Taiwan Branch
         Gary E. Wendlandt                              Executive Vice President
         Jay S. Calhoun                                 Senior Vice President and Treasurer
         Judith E. Campbell                             Senior Vice President and Chief Information Officer
         Patrick Colloton                               Senior Vice President
         John A. Cullen                                 Senior Vice President
         Sheila K. Davidson                             Senior Vice President and General Counsel
         Thomas F. English                              Senior Vice President and Deputy General Counsel
         Melvin J. Feinberg                             Senior Vice President
         Robert J. Hebron                               Senior Vice President
         Gerald Kaplan                                  Senior Vice President and Tax Counsel
         Theodore Mathas                                Senior Vice President and Chief Operating Officer
         Barbara McInerney                              Senior Vice President in charge of Corporate Compliance
         John R. Meyer                                  Senior Vice President
         Frank J. Ollari                                Senior Vice President
         Richard C. Schwartz                            Senior Vice President
         Joel M. Steinberg                              Senior Vice President and Chief Actuary
         Stephen N. Steinig                             Senior Vice President and Actuary
         Howard Anderson                                Vice President
         David Bangs                                    Vice President
         Stephen A. Bloom                               Vice President and Chief Underwriter
         David Boyle                                    Vice President
         William Cheng                                  Vice President
         Henry Ciapas                                   Vice President
         Carmela Condon                                 Vice President and Controller
         Mark A. Gomez                                  Vice President and Associate General Counsel
         Jane L. Hamrick                                Vice President
         Matthew M. Huss                                Vice President
         Joseph Hynes                                   Vice President
         Robert Hynes                                   Vice President
         John Iacovino, M.D.                            Vice President and Medical Director
         David Krystel                                  Vice President
         Edward Linder                                  Vice President
         Daniel J. McKillop                             Vice President
         Gary J. Miller                                 Vice President
         Michael M. Oleske                              Vice President and Tax Counsel
         Micheal J. Oliviero                            Vice President - Tax
         Andrew N. Reiss                                Vice President and National Sales Manager
         Georgene Sfraga Panza                          Vice President
         David Skinner                                  Vice President
         Carol Springsteen                              Vice President
         John Swenson                                   Vice President
         Mark W. Talgo                                  Vice President
         Thomas J. Troeller                             Vice President and Attorney
         Jonathan Wooley                                Vice President
         Robert Ziegler                                 Vice President
         Richard W. Zuccaro                             Vice President
         Catherine A. Marrion                           Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
Eclipse Funds Inc.(1)                                                  Maryland


Eclipse Funds(1)                                                       Massachusetts

The MainStay Funds(1)                                                  Massachusetts

New York Life Investment Management Institutional Funds(1)             Delaware

McMorgan Funds(1)                                                      Delaware

MainStay VP Series Fund, Inc.(1)(2)                                    Maryland

Monitor Capital Advisors Funds, L.L.C. (3)                             Delaware

New York Life Insurance and Annuity Corporation                        Delaware

NYLIFE LLC                                                             Delaware
     Avanti Corporate Health Systems, Inc.                             Delaware
        Avanti of the District, Inc.                                   Maryland
     Eagle Strategies Corp.                                            Arizona

--------

         (1) Registered investment company as to which New York Life ("NYL") and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of NYL and is included for informational purposes only.


         (2) New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.



         (3) New York Life Investment Management LLC provides management services to Monitor Capital Advisors Funds, LLC (Large Cap Equity Index Fund), which is a Delaware limited liability company designed to provide investment results that correspond to the total return performance of the S&P 500 Composite Stock Index. The sole investor in this limited liability company is New York Life.



--------

(+) By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-4.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     New York Life Capital Corporation                                 Delaware
     New York Life International Investment Inc.                       Delaware
         Monetary Research Ltd.                                        Bermuda
         NYL Management Limited                                        United Kingdom
     New York Life International Investment Asia Ltd.                  Mauritius
     NYLUK I Company                                                   United Kingdom
         New York Life (U.K.) Limited                                  United Kingdom

         NYLUK II Company                                              United Kingdom
             Gresham Mortgage                                          United Kingdom
             Gresham Unit Trust Managers                               United Kingdom
             W Construction Company                                    United Kingdom
             WUT                                                       United Kingdom
             WIM (AIM)                                                 United Kingdom
             WLIC                                                      United Kingdom
             W(UK)HC Limited                                           United Kingdom
             W Financial Services                                      United Kingdom
             W Home Loans                                              United Kingdom
             W Trust Managers                                          United Kingdom
             WIM                                                       United Kingdom
             WFMI                                                      United Kingdom
     New York Life Trust Company                                       New York
     New York Life Trust Company, FSB                                  Federal Savings Bank
     NYLIFE Administration Corp.                                       Texas
     NYL Executive Benefits LLC                                        Delaware

                                                                           Jurisdiction of           Percent of Voting
Name                                                                       Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     WellPath of Arizona Reinsurance Company                               Arizona
     NYLCare NC Holdings, Inc.                                             Delaware
     NYLIFE Refinery Inc.                                                  Delaware
     NYLIFE Securities Inc.                                                New York
     NYLIFE Structured Asset Management Company Ltd.                       Texas




     NYLINK Insurance Agency Incorporated                                  Delaware
         NYLINK Insurance Agency of Alabama, Incorporated                  Alabama
         NYLINK Insurance Agency of Hawaii, Incorporated                   Hawaii
         NYLINK Insurance Agency of Massachusetts, Incorporated            Massachusetts
         NYLINK Insurance Agency of Montana, Incorporated                  Montana
         NYLINK Insurance Agency of Nevada, Incorporated                   Nevada

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
    (NYLINK Insurance Agency subsidiaries cont.)
         NYLINK Insurance Agency of New Mexico, Incorporated           New Mexico


         NYLINK Insurance Agency of Washington, Incorporated           Washington

         NYLINK Insurance Agency of Wyoming, Incorporated              Wyoming


     NYLTEMPS Inc.                                                     Delaware

New York Life Investment Management Holdings LLC                       Delaware

     NYLIM Mezzanine Partners GP,LLC                                   Delaware
     New York Life Benefit Services LLC                                Delaware
     NYLIM Service Company LLC                                         Delaware
     NYLCAP Manager LLC                                                Delaware
         New York Life Capital Partners, L.L.C.                        Delaware
         New York Life Capital Partners II, L.L.C.                     Delaware
     MacKay Shields LLC                                                Delaware
         MacKay Shields General Partner (L/S) LLC                      Delaware
              MacKay Shields Long/Short Fund LP                        Delaware
     NYLIFE Distributors Inc.                                          Delaware
     New York Life Investment Management LLC                           Delaware
         New York Life Investment Management (U.K.) Limited            United Kingdom
     Madison Capital Funding LLC                                       Delaware
     McMorgan & Company LLC                                            Delaware
NYLIFE Insurance Company of Arizona                                    Arizona
New York Life International, Inc.                                      Delaware
    New York Life Securities Investment Consulting Co., Ltd.           Taiwan
    New York Life Insurance Taiwan Corporation                         Taiwan
New York Life International, LLC                                       Delaware
    New York Life Worldwide Capital, Inc.                              Delaware
        Fianzas Monterrey, S.A.                                        Mexico                  99.95%
              Operada FMA, S.A. de C.V.                                Mexico                     99%
    NYLIFE Thailand, Inc.                                              Delaware
       Siam Commercial New York Life Insurance Public Company          Thailand                45.29%
          Limited (4)
    Siam Commercial New York Life Insurance Public Company             Thailand                23.73%
       Limited
    New York Life Insurance Worldwide Limited                          Bermuda
    New York Life Insurance Limited                                    South Korea
    P.T. Asuransi Jiwa Sewu-New York Life (5)                          Indonesia                  50%
    New York Life International India Fund (Mauritius) LLC             Mauritius                  90%
    NYLI-VB Asset Management Co. (Mauritius) LLC                       Mauritius                  90%
    New York Life International Holdings Ltd.                          Mauritius
    New York Life Insurance (Philippines), Inc.                        Philippines
    Seguros Monterrey New York Life, S.A. de C.V.                      Mexico                  99.99%
         Centro de Capacitacion Monterey, AC                           Mexico                 99.791%

    NYL International Reinsurance Company Ltd.                         Bermuda
New York Life BioVenture Partners LLC                                  Delaware
Silver Spring, LLC                                                     Delaware
Heier New York Life Insurance Company Limited                          China                      50%


         (4) Held through controlled Thai nominee holding company.

         (5) NYL takes the position that neither NYL nor any of its affiliates controls this entity. It is included for informational purposes only.

ITEM 27. NUMBER OF CONTRACT OWNERS

         As of the date of this filing, sales of the policies had not commenced.

ITEM 28. INDEMNIFICATION

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $150 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

      (a) Investment companies (other than the Registrant) for which NYLIFE Distributors Inc. is currently acting as underwriter:

          NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I NYLIAC MFA Separate Account-I
          NYLIAC MFA Separate Account-II
          NYLIAC Variable Annuity Separate Account-I
          NYLIAC Variable Annuity Separate Account-II
          NYLIAC Variable Universal Life Separate Account-I
          NYLIAC Variable Annuity Separate Account-III
          NYLIAC VLI Separate Account

      (b) Directors and Officers.

      The business address of each director and officer of NYLIFE Distributors Inc. is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

     Names of Directors and Officers                 Positions and Offices with Underwriter
     -------------------------------                 --------------------------------------
     Jefferson C. Boyce                              Director
     Robert E. Brady                                 Director and Vice President
     Michael G. Gallo                                Director and Senior Vice President
     Phillip J. Hildebrand                           Director
     Richard D. Levy                                 Director
     Robert D. Rock                                  Director and Senior Vice President
     Stephen C. Roussin                              Director and Chairman
     Gary E. Wendlandt                               Director
     Brian A. Lee                                    President
     Peter Moeller                                   Executive Vice President
     Patrick P. Boyle                                Senior Vice President
     Marc Brookman                                   Senior Vice President
     Derek Burke                                     Chief Compliance Officer
     Jay S. Calhoun                                  Senior Vice President and Treasurer
     Thomas J. Warga                                 Senior Vice President and General Auditor
     Barbara McInerney                               Senior Vice President
     Wendy Fishler                                   Senior Vice President
     Stanley Metheney                                Senior Vice President
     David J. Krystel                                Vice President
     Linda M. Livornese                              Vice President
     Michael Quatela                                 Vice President
     Nathan Ronen                                    Vice President
     Richard Zuccaro                                 Vice President
     Albert Leier                                    Vice President - Financial Operations and Chief Financial Officer
     Scott T. Harrington                             Corporate Vice President
     Arphiela Arizmendi                              Corporate Vice President
     Antoinette B. Cirillo                           Corporate Vice President
     Thomas J. Murray, Jr.                           Corporate Vice President
     Robert A. Anselmi                               Secretary

      (c) Commissions and Other Compensation


     Name of                  New Underwriting             Compensation on
    Principal                   Discounts and               Redemption or                Brokerage
   Underwriter                   Commissions                Annuitization               Commission                Compensation
   -----------                   -----------                -------------               ----------                ------------
NYLIFE Distributors
Inc.                                 -0-                         -0-                        -0-                        -0-


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

      All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, Room 0150, New York, New York 10010; New York Life - Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and with Iron Mountain Records Management, Inc. at both 8 Neptune Drive, Poughkeepsie, New York 12601 and Route 9W South, Port Ewen, New York 12466-0477.

ITEM 31. MANAGEMENT SERVICES - Not applicable.

ITEM 32. UNDERTAKINGS - Registrant hereby undertakes:

      (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

      (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

      (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


      REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

      New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of NYLIAC Variable Annuity Separate Account-IV, hereby represents that the fees and charges deducted under the NYLIAC LifeStages Elite Variable Annuity Policy are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

SECTION 403(b) REPRESENTATIONS

      Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                   SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York on this 3rd day of July, 2003.



                                              NYLIAC VARIABLE ANNUITY
                                              SEPARATE ACCOUNT-IV
                                                   (Registrant)

                                              By:  /s/ DAVID J. KRYSTEL
                                                   -----------------------------
                                                   David J. Krystel
                                                   Vice President


                                              NEW YORK LIFE INSURANCE AND
                                              ANNUITY CORPORATION
                                                   (Depositor)

                                              By:  /s/ DAVID J. KRYSTEL
                                                   -----------------------------
                                                   David J. Krystel
                                                   Vice President


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:



     Frank M. Boccio*               Director

     Carmela Condon*                Vice President and Controller (Principal
                                    Accounting Officer)

     Michael G. Gallo*              Director

     Solomon Goldfinger*            Director and Chief Financial Officer

     Phillip J. Hildebrand*         Director

     Theodore A. Mathas*            Director

     Anne F. Pollack*               Director

     Robert D. Rock*                Director

     Frederick J. Sievert*          Director and President (Principal Executive
                                    Officer)

     Michael E. Sproule*            Director

     Seymour Sternberg*             Director

     George J. Trapp*               Director


*By:      /s/ DAVID J. KRYSTEL
      ----------------------------------
      David J. Krystel
      Attorney-in-Fact
      July 3, 2003



* Pursuant to Powers of Attorney previously filed.

                                Exhibit Index



Index Number                     Description
------------                     -----------

 (1) Resolution of the Board of Directors of New York Life Insurance and Annuity Corporation ("NYLIAC") authorizing the establishment of the Separate Account

 (4)(b)       Specimen Policy for LifeStages Elite Variable Annuity
              (No. 203-193)

 (4)(c)       Annual Death Benefit Reset Rider

 (4)(d)       Enhanced Beneficiary Benefit Rider

 (4)(f)       Unemployment Benefit Rider

 (4)(g)       UPromise Account Rider

 (4)(h)       Living Needs Benefit Rider

 (5)(a)       Form of Application for a policy for LifeStages Elite Variable
              Annuity